   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 11, 1999

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           -------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           -------------------------

                                 SEMINIS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                           -------------------------

             ILLINOIS                              0181                             36-0769130
  (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NUMBER)             IDENTIFICATION NO.)

                               1905 LIRIO AVENUE
                         SATICOY, CALIFORNIA 93004-4206
                        ATTN: ALEJANDRO RODRIGUEZ GRAUE
                                 (805) 647-1572
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                           -------------------------

           IT IS REQUESTED THAT COPIES OF COMMUNICATIONS BE SENT TO:

         HOWARD S. KELBERG, ESQ.                                             GERALD S. TANENBAUM, ESQ.
   MILBANK, TWEED, HADLEY & MCCLOY LLP                                        CAHILL GORDON & REINDEL
        ONE CHASE MANHATTAN PLAZA                                                 80 PINE STREET
        NEW YORK, NEW YORK 10005                                             NEW YORK, NEW YORK 10005
             (212) 530-5000                                                       (212) 701-3000

                           -------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act, check the following box: [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
     TITLE OF EACH CLASS OF                     PROPOSED MAXIMUM                                 AMOUNT OF
  SECURITIES TO BE REGISTERED              AGGREGATE OFFERING PRICE(1)                        REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------
Class A Common Stock............                  $250,000,000                                    $69,500
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE
NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION
                          DATED                , 1999
PROSPECTUS

                      Shares

[LOGO]

SEMINIS, INC.

Class A Common Stock

Seminis, Inc. is selling all of the shares of Class A common stock in this offering.

Prior to the offering, there has been no public market for our common stock. It is currently anticipated that the initial offering price will be between $
and $     per share. We intend to apply to have the shares of Class A common stock listed on the New York Stock Exchange under the symbol "VEG."

INVESTING IN SHARES OF CLASS A COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 9.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

                                                      PRICE TO      UNDERWRITING    PROCEEDS TO
                                                       PUBLIC         DISCOUNT        SEMINIS
------------------------------------------------------------------------------------------------
Per Share                                           $                $              $
------------------------------------------------------------------------------------------------
Total                                               $                $              $
------------------------------------------------------------------------------------------------

We have agreed to grant the underwriters the right to purchase up to an
additional                shares of Class A common stock to cover
over-allotments.

It is expected that delivery of the shares will be made to investors on or about
             , 1999.

J.P. MORGAN & CO.

             , 1999

                              [Inside Front Cover]

                                [Logo of Asgrow]
                               [Logo of Petoseed]
                             [Logo of Royal Sluis]
                               [Logo of Bruinsma]
                              [Logo of California]
                              [Logo of Choong Ang]
                               [Logo of Genecorp]
                              [Logo of Horticeres]
                               [Logo of Hungnong]
                           [Logo of LSL PlantScience]
                                [Logo of Seneca]

                         [Inside Front Cover Folds Out]

[Fold out page will have a map of the world. Countries in which Seminis does business will be highlighted with a color different from all other countries. The map will also have a star indicating the approximate location of each research and development site and a circle indicating the approximate location of each production facility.]

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares of Class A common stock.

                               TABLE OF CONTENTS

                                        PAGE
Prospectus Summary....................    4
Risk Factors..........................    9
Use of Proceeds.......................   12
Dividend Policy.......................   12
Capitalization........................   13
Dilution..............................   14
Selected Consolidated Financial
  Data................................   15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   17
Business..............................   23
Management............................   38

                                        PAGE
Principal Stockholders................   44
Certain Relationships and Related
  Transactions........................   45
Shares Eligible for Future Sale.......   45
Description of Capital Stock..........   45
Underwriting..........................   51
Legal Matters.........................   53
Experts...............................   53
Available Information.................   53
Index to Consolidated Financial
  Statements..........................  F-1
Glossary of Terms.....................  G-1

                            ------------------------

Until                , 1999, all dealers that effect transactions in the Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

We intend to furnish to our stockholders annual reports containing audited financial statements and quarterly reports containing unaudited interim financial information for the first three quarters of each fiscal year.

                            ------------------------

All of the brand names and trademarks appearing in this prospectus are our property, except Roundup Ready(R) and SAP/R3(R).

                               PROSPECTUS SUMMARY

This summary may not contain all the information that may be important to you. You should read the entire prospectus, including the consolidated financial statements and related notes, before making a decision to purchase our Class A common stock offered through this prospectus. Please note that the meanings of certain technical words relating to our business are provided in the glossary located on page G-1 of this prospectus.

                                  THE COMPANY

Seminis is the largest developer, producer and marketer of fruit and vegetable seeds in the world. We use seeds as the delivery vehicle for innovative agricultural technology. We develop seeds designed to do one or more of the following: reduce the need for chemicals, increase crop yield, reduce spoilage, offer longer shelf life and create tastier foods. We focus our research and development activities on products that are likely to have practical market uses, create significant market value, command premium pricing and capture leading local market share. As a result, we are creating and setting the foundation to capture value at all steps of the fruit and vegetable distribution chain: growers, distributors, processors, retailers and end-consumers.

We produce more than 60 species and 8,000 distinct varieties of fruit and vegetable seeds. Our seeds generally have been tailored to satisfy local market needs. Our product lines cover most species of fruits and vegetables, including beans, broccoli, cabbage, carrots, cauliflower, celery, Chinese cabbage, cucumbers, eggplant, leeks, lettuce, melons, onions, peas, peppers, pumpkin, radish, spinach, squash, sweet corn, tomatoes and watermelon. We market our seeds through three full-line brands--Asgrow, Petoseed and Royal Sluis--and nine specialty brands.

We have established a worldwide presence and a global distribution system. We market our seeds in over 120 countries and have 70 research and development stations in 19 countries and production sites in 31 countries. This allows us to remain close to local markets around the world, adapt our products to any microclimate and meet the preferences of local consumers. In fiscal 1998, we had approximately $383.8 million in net seed sales. This represents an approximate 22% share of the global commercial fruit and vegetable seed market, which is generally highly fragmented.

We expand and develop our product lines through our significant commitment to research and development. Over the last three fiscal years, we have spent approximately 11% of our total sales, or approximately $132.8 million, on research and development. We have introduced over 300 new products during these three fiscal years. These new products accounted for approximately 18% of net seed sales in fiscal 1998.

We augment our internal product development efforts with worldwide technology alliances with more than 100 companies, research institutions and universities, including Mendel Biotechnology, Monsanto, Zeneca, the John Innes Center, Texas A&M University and the University of California. These alliances, coupled with our own internal research and development capabilities and germplasm, enable us to create innovative and value-added fruit and vegetable seed products. In the United States and Europe, we currently own or have pending over 90 patents and have protected more than 145 varieties under plant variety protection laws.

THE MARKET

We believe that fruits and vegetables represent nature's most direct delivery mechanism for improved health and nutrition. Worldwide fruit and vegetable consumption has increased approximately 50% from 1985 to 1996. In developed countries, the growth of the fruit and vegetable seed market is primarily driven by a demand for foods with better nutritional qualities and increased consumer awareness of the health benefits of fruits and vegetables. In developing countries, which have a relatively large vegetarian population, the growth of the fruit and vegetable seed market is largely driven by rapidly expanding population growth and conversion from open-pollinated seed to hybrid seed varieties. Because of expected increases in consumption of fruits and vegetables and a steady decline in arable land, the development of seeds that produce disease-resistant, higher-yielding fruits and vegetables with better nutritional value is of growing importance.

BUSINESS STRATEGY

Our vision is to apply technology to fruit and vegetable seeds to create and capture value throughout the fruit and vegetable distribution chain. To realize our vision, we expect to capitalize on our competitive strengths, which include our technological leadership, ability to consistently introduce new technology through product innovation, well established brand names and worldwide distribution system. In addition, our germplasm bank is our key strategic asset. Germplasm, our bank of genetic information, is contained in millions of seeds. These seeds capture the characteristics of fruits and vegetables grown for our customers in different regions of the world, including input traits (resistance to pests and adverse weather conditions) and output traits (crop yield, color, texture, flavor and ready-to-eat convenience). Our breeders utilize our germplasm, as well as our proprietary technologies, to develop innovative products suitable to the needs of different markets and conditions.

We attempt to enhance our profitability by expanding the global fruit and vegetable market and capturing a large percentage of the value we create along the fruit and vegetable distribution chain. By using fruit and vegetable seeds that contain disease and insect resistance, growers will increase their yields and save significant costs by reducing pesticide and insecticide use. Processors and distributors benefit from products with longer shelf-lives which reduce spoilage. Consumers benefit from healthier, tastier fruits and vegetables that last longer and offer ready-to-eat convenience.

We have led the consolidation of the fruit and vegetable seed industry and have consummated nine mergers or acquisitions to date. We expect to augment our market position through continued strategic acquisitions to expand our business and further internal growth. We will target strategic acquisitions that provide us with access to new technology, supplement our product line or improve our market position in certain geographic regions.

HISTORY

Seminis was formed in 1994 to consolidate various industry-leading fruit and vegetable seed brands into one consumer-oriented, agrobiotechnology company. Our core business was created through the acquisition of the Asgrow seed business from the Upjohn Company in December 1994 and the subsequent combination of the Asgrow business with the Petoseed and Royal Sluis businesses in October 1995. Each of these full-line brands has a long history--Asgrow for 143 years, Petoseed for 49 years and Royal Sluis for 172 years.

We have been at the forefront of the consolidation of the fruit and vegetable seed industry and have completed nine acquisitions to date. We have historically used acquisitions as a cost efficient way to gain access to or ownership of key technology, patents and germplasm collections, to add developed and proven products to our portfolio and to enter new and established markets. In fiscal 1998, we completed four acquisitions, including the purchase of a 50% stake in LSL PlantScience LLC to add a new line of tomato varieties, the acquisition of two South Korean companies, Hungnong Seed Co., Ltd. and Choong Ang Seed Co., Ltd., to enhance our line of products for the Asian market, and the acquisition of Nath Sluis to broaden our product lines in India. In November 1998, we completed the acquisition of the vegetable seed business of Sementes Agroceres S.A., a Brazilian company, to strengthen our presence and product lines in South America.

Our principal executive offices are located at 1905 Lirio Avenue, Saticoy, California 93004. Our telephone number is 805-647-1572.

                                  THE OFFERING

The following information is based on                shares of Class A common
stock and 46,074,386 shares of Class B common stock outstanding on
                    , 1999. This excludes                shares of Class A
common stock issuable upon the exercise of stock options outstanding on
                    , 1999 and an additional                shares of Class A
common stock reserved as of that date for future issuance under our employee benefit plans.

COMMON STOCK OFFERED BY SEMINIS......................  shares of Class A common stock
COMMON STOCK TO BE OUTSTANDING AFTER THE OFFERING....  shares of Class A common stock
                                                       46,074,386 shares of Class B common stock
                                                       total shares of Class A common stock and Class B common
                                                       stock;           shares if the underwriters'
                                                       over-allotment option is exercised in full
OVER-ALLOTMENT OPTION................................  shares of Class A common stock from Seminis
USE OF PROCEEDS......................................  To redeem preferred stock and repay certain indebtedness
VOTING RIGHTS........................................  Holders of Class B common stock are entitled to three votes per share, and holders of Class A common stock are
                                                       entitled to one vote per share.
PROPOSED NEW YORK STOCK EXCHANGE SYMBOL..............  "VEG"

                      SUMMARY CONSOLIDATED FINANCIAL DATA

Income (loss) from continuing operations available for common stockholders in fiscal 1998 reflects the optional repurchase by Seminis of a portion of the mandatorily redeemable common stock held by certain stockholders at an amount in excess of the redemption value. Seminis is required to deduct this difference, which totalled $134.3 million, from income (loss) from continuing operations for purposes of determining income (loss) from continuing operations available for common stockholders and related per share amounts. In fiscal 1996, income (loss) from operations reflects the effects of purchase accounting adjustments amounting to $96.7 million arising from the acquisitions of Petoseed and Royal Sluis.

Pro forma summary consolidated results of operations data for the year ended September 30, 1998 assume the following transactions occurred effective October 1, 1997: (1) the acquisition of Hungnong Seed Co., Ltd.; (2) the conversion of $35.9 million of convertible subordinated debt due ELM to 1,916,462 shares of Class B common stock, and the assumed related reduction in interest expense; and
(3) the application of net proceeds of $       from the offering of
shares of Class A common stock by Seminis and borrowings of $       under
Seminis' new credit facility to redeem preferred stock and repay certain indebtedness, and the assumed related reduction in preferred stock dividends and interest expense, all as described in "Use of Proceeds."

Supplemental pro forma income (loss) data for the year ended September 30, 1998 assume the conversion, effective October 1, 1997, of 6,771,500 shares of Class B redeemable common stock of Seminis, Inc., an Illinois corporation and predecessor to Seminis, to an equal number of shares of Class B common stock, and the assumed elimination of both the related accretion of redemption value and the related excess of repurchase price over the redemption value for the repurchase of the Class B redeemable common stock.

Pro forma summary consolidated balance sheet data as of September 30, 1998 assume the transactions referred to in clauses (2) and (3) above and the conversion of the Class B redeemable common stock were effective as of September 30, 1998.

                                        -------------------------------------------------------------------------------
                                                          HISTORICAL                                      SUPPLEMENTAL
                                        -----------------------------------------------     PRO FORMA       PRO FORMA
                                         NINE MONTHS                                       FISCAL YEAR     FISCAL YEAR
                                            ENDED       FISCAL YEAR ENDED SEPTEMBER 30,       ENDED           ENDED
                                        SEPTEMBER 30,   -------------------------------   SEPTEMBER 30,   SEPTEMBER 30,
                                            1995          1996       1997       1998          1998            1998
In thousands, except per share data     -------------   --------   --------   ---------   -------------   -------------
RESULTS OF OPERATIONS:
Net sales.............................      $101,833    $381,398   $379,544   $ 428,423       $455,987        $455,987
Gross profit(1).......................        48,916     167,267    229,437     265,617        278,153         278,153
Research and development expenses.....        14,250      42,300     41,039      49,416         51,700          51,700
Selling, general and administrative
  expenses............................        34,822     134,990    136,438     158,588        169,328         169,328
Management fees paid to ELM...........            --          --      6,200       8,465          8,465           8,465
Amortization of intangible assets.....           350      14,785     12,394      14,457         21,985          21,985
Income (loss) from operations(2)......          (506)    (61,508)    33,366      34,691
Income (loss) from continuing
  operations..........................        (5,315)    (56,085)    11,325       6,762
Income (loss) from continuing
  operations available for common
  stockholders(3).....................        (5,643)    (64,418)     2,089    (133,367)
Income (loss) from continuing
  operations available for common
  stockholders per common share
  Basic...............................     $   (0.19)   $  (2.15)  $   0.07   $   (4.23)             $               $
  Diluted.............................         (0.19)      (2.15)      0.07       (4.23)
Shares outstanding
  Basic...............................        30,000      30,000     30,000      31,536
  Diluted.............................        30,000      30,000     30,000      31,536

                                                      ----------------------------------------------------------
                                                                         AS OF SEPTEMBER 30,
                                                      ----------------------------------------------------------
                                                                      HISTORICAL
                                                      ------------------------------------------       PRO FORMA
                                                        1995        1996       1997       1998         1998
In thousands                                          ---------   --------   --------   --------   -------------
In thousands, except per share data     -------------   --------   --------   ---------   -------------   -------------
BALANCE SHEET DATA:
Working capital (deficit)...........................  $ (22,940)  $158,467   $200,792   $272,097     $
Total assets........................................    349,769    632,463    519,673    862,189
Long-term debt......................................         20    234,356     80,331    394,446
Subordinated debt due ELM...........................         --         --         --     35,857           --
Mandatorily redeemable stock
  Common............................................         --    114,875    122,111     48,416           --
  Preferred.........................................         --     25,000     25,000     25,000           --
Total stockholders' equity..........................    174,241    112,772    159,681    160,421

---------------

(1) Includes effects of purchase accounting of $11.8 million of costs in excess of historical value in fiscal 1995 relating to the step-up of the Asgrow inventories and of $60.0 million of costs in excess of historical value in fiscal 1996 relating to the step-up of the Petoseed and Royal Sluis inventories.

(2) Includes $36.7 million representing the write-off of acquired research in-process in fiscal 1996 in connection with the Petoseed acquisition.

(3) Historical and pro forma data reflect deductions for dividends on mandatorily redeemable preferred stock, for accretion of the redemption value of mandatorily redeemable common stock and, in fiscal 1998, for the excess of purchase price over redemption value of mandatorily redeemable common stock repurchased. Such amounts are not included in supplemental pro forma data.

                                  RISK FACTORS

Before you invest in the shares, you should be aware that there are various risks, including those described below. You should consider carefully these risk factors together with all of the other information included in the prospectus before you decide to purchase the Class A common stock.

COMPANY RISKS

OUR RESEARCH AND DEVELOPMENT MAY NOT BE SUCCESSFUL

Our success is based, in part, upon our ability to discover and develop new products which customers will want. As a result, we continue to invest in research and development in order to enable us to identify and develop new products to meet consumer demands. In fiscal 1998, our investment in research and development represented 11.5% of net sales. Despite investments in this area, our research and development may not result in the discovery or successful development of new products which will be accepted by our customers.

LOSS OF THE BENEFITS OF CERTAIN OF OUR LICENSE AND TECHNOLOGY AGREEMENTS COULD HARM OUR BUSINESS

We have the benefit of certain license and technology agreements through our majority stockholder, Empresas La Moderna, S.A. de C.V., or ELM. Generally, ELM has the right to provide this technology to us as long as we are controlled by ELM. In the event that ELM no longer controls us, or loses the right to give this technology to us, and we fail to obtain similar technology on our own, the loss of such technology could have a material adverse effect on our business, results of operations or financial condition.

ELM WILL EFFECTIVELY CONTROL OUR COMPANY

Following the offering, ELM will own approximately      % of the outstanding
common stock and control      % of the vote of the common stock. Accordingly,
ELM will control us and have the power to approve all actions requiring the approval of our stockholders, including the power to elect all of our directors. Therefore, ELM will effectively control our management.

UNSUCCESSFUL ACQUISITIONS OR THE INABILITY TO IDENTIFY AND FINANCE ACQUISITIONS COULD ADVERSELY AFFECT US

We have historically grown through acquisitions and may continue to grow through strategic acquisitions. Any failure by us to integrate acquired companies without substantial costs, delays or other difficulties could have a material adverse effect on our business, results of operations or financial condition. We may not be able to identify or acquire additional businesses or do it on acceptable terms to meet our acquisition strategy.

The timing, size and success of our acquisition efforts and the availability of associated financing cannot be readily predicted. If we use common stock for future acquisitions, the purchasers of shares of Class A common stock in the offering may experience dilution.

OUR FAILURE TO ACCURATELY FORECAST AND MANAGE INVENTORY COULD RESULT IN AN UNEXPECTED SHORTFALL OR SURPLUS OF SEEDS WHICH COULD HARM OUR BUSINESS

We monitor our inventory levels based on our own projections of future demand. Because of the length of time necessary to produce commercial quantities of seed, we must make production decisions well in advance of sales. An inaccurate forecast of demand for any seed variety can result in the unavailability of seeds in high demand. This may depress sales volumes and adversely affect customer relationships. Conversely, an inaccurate forecast can result in an over-supply of seeds which may increase costs, negatively impact cash flow, reduce the quality of inventory and ultimately create write-offs of inventory, any of which could have a material adverse effect on our business, results of operations or financial condition.

WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY

A substantial portion of our products are hybrid seed varieties which may be copied through the acquisition of very small quantities of germplasm. We try to maintain strict security for our parent line germplasm. Despite these efforts to maintain security, a competitor could obtain our germplasm, or information identifying the parent lines of the seed variety, and produce seeds with similar or identical characteristics to those of our varieties. We vigorously protect our proprietary rights through patents, trademarks, breeder's rights and licenses to use germplasm and intellectual property. We will pursue litigation when necessary. However, such litigation can be time consuming, expensive and ineffective in certain countries and can have uncertain results.

WE MAY NOT BE ABLE TO OBTAIN INTELLECTUAL PROPERTY RIGHTS FROM THIRD PARTIES

Our ability to commercialize certain seed products may depend on whether we have the right to use applicable technologies. We often use a large number of technologies to develop a single product. Obtaining the right to use the technologies can be complicated because:

- technologies may be subject to proprietary intellectual property rights, many of which have been patented;

- pending patent applications, overlapping patent claims and litigation over issued patents means ownership of technologies is uncertain; and

- licenses for patented technologies may be unavailable on terms acceptable to us or because exclusive rights to use are given to other companies.

IMPLEMENTATION OF OUR NEW BUSINESS INFORMATION SYSTEM MAY DELAY THE COLLECTION OF OPERATIONAL INFORMATION

We are currently implementing a new business information system to manage our financial reporting and operating systems on a worldwide basis. While our main facilities in California and The Netherlands have been using this system since July 1998, we are still integrating our other subsidiaries and units. The collection of operational information on a worldwide basis takes more time and effort than we usually experience. As a result, management decisions on operational matters may be delayed.

INDUSTRY RISKS

TECHNOLOGICAL ADVANCES AND BETTER PRICING AND FINANCIAL TERMS BY COMPETITORS COULD HARM OUR BUSINESS

We face substantial competition due to technological advances by competitors such as other seed companies, pharmaceutical and chemical companies and biotechnology companies. Many of these companies have substantially greater resources than us. To remain competitive, we expend substantial resources for research and development and strive to maintain technological alliances. However, if a competitor introduces a competitively successful product, it could take us a number of years to develop a competitive seed variety, which could have a material adverse effect on our business, results of operations or financial condition.

We also compete on the basis of pricing and financial terms. From time to time, our competitors may offer better pricing and financial terms causing our market share or profitability to decline, which could have a material adverse effect on our business, results of operations or financial condition.

EXTREME WEATHER CONDITIONS, DISEASE, INSECTS AND PESTS COULD HARM OUR BUSINESS

Seed production is subject to a variety of agricultural risks. Extreme weather conditions, disease, insects and pests can materially and adversely affect the quality and quantity of seeds produced. There can be no assurance that these factors will not affect a substantial portion of our production facilities in any year and have a material adverse effect on our business, results of operations or financial condition.

DEFECTIVE SEEDS COULD RESULT IN WARRANTY CLAIMS AND NEGATIVE PUBLICITY

Seeds may contain adverse characteristics that are difficult to detect prior to their sale and use. The large number of varieties that we produce can result in deliveries of the wrong type of seed or contamination of one type of seed by another. Although we make great efforts to inspect our products and to control quality, any defects that may be found in our seeds in the future could result in losses to growers. Losses claimed by growers may include the value of lost crops, which could greatly exceed the value of the seeds we sell. If we sell defective or contaminated seeds, large numbers of growers may experience crop failures during the same growing season. Further, growers may attribute poor crop yields or crop failure to perceived seed defects that may not exist, which could still result in claims against us. Although compensation to customers for defects has been immaterial in the past, any claims, whether valid or not, could result in negative publicity, which could have a material adverse effect on our business, results of operations or financial condition.

We maintain third-party seedsmen's errors and omissions insurance covering these types of claims. However, these policies are subject to annual renewal and revision and have deductibles and coverage limits. As a result, we may not be offered continued coverage in the future. Even if coverage is offered, it may be at a price and on terms not acceptable to us. If claims exceed coverage limits, or insurance is not available to us, the occurrence of significant claims could have a material adverse effect on our business, results of operations or financial condition.

GENETICALLY ENGINEERED PRODUCTS MAY NOT BE ACCEPTED BY THE PUBLIC AND MAY BECOME SUBJECT TO ADDITIONAL FUTURE REGULATION

While only a small percentage of our existing products are genetically engineered, we expect that these products will represent a larger percentage of our sales in the future. The commercial success of our genetically engineered products will depend, in part, on public acceptance of the growing and consuming of genetically engineered plants and plant products. While we believe our genetically engineered products are safe, claims that genetically engineered plant products are unsafe for consumption or pose a danger to the environment may cause negative publicity and influence public attitudes which could have a material adverse effect on our business, results of operations or financial condition.

In addition, the field testing, production and marketing of genetically engineered seeds by us is subject to federal, state, local and foreign governmental regulation. Regulatory agencies administering existing or future laws may not allow us to produce and market our genetically engineered products in a timely manner or under technically or commercially feasible conditions. Regulatory action or private litigation could result in expenses, delays or other impediments to our product development programs or the commercial sale of resulting products which could have a material adverse effect on our business, results of operations or financial condition.

FAILURE TO COMPLY WITH GOVERNMENT REGULATIONS AND CONTROLS COULD ADVERSELY AFFECT OUR BUSINESS

Our products are subject to government regulations and controls such as (a) national certification requirements, (b) import approval requirements, (c) plant or seed health certifications, (d) labeling regulations and (e) trade regulations and changes in tariffs. Governmental agricultural programs that encourage or discourage the planting of certain crops may also affect seed demand. We have begun an ISO 9000 certification effort which will result in standardized quality systems throughout our operations to enable us to comply more easily with these regulations and controls. Failure to comply with such regulations could adversely affect our ability to deliver our products on a competitive and timely basis and have a material adverse effect on our business, results of operations or financial condition.

OFFERING RISKS

FUTURE SALES OF CLASS A COMMON STOCK COULD AFFECT OUR STOCK PRICE

After this offering, ELM will own                of the outstanding shares of
common stock and our other stockholders owning stock prior to the offering will
own                shares of common stock. A decision by ELM or our other
stockholders to sell this stock could depress the market price of the Class A common stock.

PURCHASERS OF SHARES OF CLASS A COMMON STOCK IN THE OFFERING WILL EXPERIENCE SUBSTANTIAL DILUTION

Purchasers of shares of Class A common stock will experience immediate and
substantial dilution of $          in net tangible book value per share, or
approximately      % of the offering price, assuming an initial public offering price of $
per share (the midpoint of the range set forth on the cover page of this prospectus). In contrast, existing stockholders paid an average price of $
per share.
                                ---------------

This prospectus contains certain forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as "expects," "anticipates," "intends" and "plans" and similar expressions. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to such differences include, but are not limited to, those discussed above and elsewhere in this prospectus.

                                USE OF PROCEEDS

The net proceeds to Seminis from the offering are estimated to be approximately
$     ($          if the underwriters' over-allotment option is exercised in
full), assuming an initial public offering price of $     per share (the
midpoint of the range set forth on the cover page of this prospectus).

Seminis is currently negotiating a new credit facility for approximately $     .
Seminis anticipates that the funds under the new credit facility will be available at the time the offering is consummated. Seminis intends to use the net proceeds of the offering and funds available under the new credit facility to redeem outstanding shares of preferred stock and repay certain indebtedness of Seminis.

- Pursuant to the terms of Seminis' Class A mandatorily redeemable preferred stock, upon consummation of the offering, the outstanding shares of such stock will convert into Class B mandatorily redeemable preferred stock. Seminis will redeem all outstanding shares of its Class B mandatorily redeemable preferred stock for an aggregate redemption price of $25.0 million, plus accrued dividends.

- Seminis will redeem all outstanding shares of its Class C preferred stock, which shares are owned by ELM, for an aggregate redemption price of $10.0 million, plus accrued dividends.

- Seminis will repay certain of its indebtedness including: (1) borrowings under its old credit agreement comprised of (a) a $75.0 million secured revolving credit note, bearing interest at the rate of 7.7% per annum as of February 10, 1999 and due December 31, 2002, and (b) term loans aggregating approximately $370.0 million, bearing interest at a weighted average rate of 8.4% per annum as of February 10, 1999 and due in installments through December 31, 2004, (2) a $20.0 million loan from ELM accruing interest at the rate of 10.0% per annum as of February 10, 1999 and due May 31, 1999 and (3) a $50.0 million bridge
  loan accruing interest at the rate of      % per annum as of             ,
  1999 and due May 31, 1999.

The proceeds of the old credit agreement were used to repurchase Class B mandatorily redeemable common stock of Seminis' predecessor, Seminis, Inc., an Illinois corporation, acquire the South Korean seed companies Hungnong Seed Co., Ltd. and Choong Ang Seed Co., Ltd., acquire assets and distribution rights of LSL PlantScience LLC and acquire assets comprising the Agroceres brand vegetable seed business in South America. The proceeds from the ELM loan and the bridge loan were used to finance working capital requirements.

Pending such uses, Seminis may invest the net proceeds in U.S. government obligations, short-term debt securities and other money market instruments.

                                DIVIDEND POLICY

Seminis intends to retain future earnings for use in Seminis' business and does not anticipate declaring or paying any cash dividends on its common stock in the foreseeable future. Further, any determination to declare and pay cash dividends will be made by the board of directors of Seminis in light of Seminis' earnings, financial condition, capital requirements and contractual agreements, and other factors deemed relevant by the board of directors at that time. In addition, Seminis' old credit agreement contains, and its new credit facility is expected to contain, certain restrictive covenants, including covenants that directly or indirectly prohibit Seminis' ability to pay dividends and make other distributions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Consolidated Financial Statements."

                                 CAPITALIZATION

The following table sets forth as of September 30, 1998: (1) the consolidated pro forma capitalization of Seminis giving effect to the recapitalization and the conversion of $35.9 million of subordinated debt due ELM into 1,916,462 shares of Class B common stock referred to in note 17 of the consolidated financial statements of Seminis, (2) the consolidated supplemental pro forma capitalization of Seminis giving effect to certain capitalization events that occurred after September 30, 1998 and prior to the offering, including (a) borrowings of $50.0 million under the bridge loan, (b) borrowings of $20.0 million from ELM and (c) the issuance to ELM of $10.0 million of Class C preferred stock, and (3) the consolidated supplemental pro forma capitalization
of Seminis as adjusted for the sale by Seminis of                shares of Class
A common stock offered hereby and borrowings of $            under Seminis' new
credit facility and the application of the net proceeds therefrom as described in "Use of Proceeds," as if these transactions had occurred on September 30, 1998.

                                                              -----------------------------------------
                                                                         SEPTEMBER 30, 1998
                                                              -----------------------------------------
                                                                                           SUPPLEMENTAL
                                                                           SUPPLEMENTAL       PRO FORMA
                                                              PRO FORMA       PRO FORMA     AS ADJUSTED
In thousands, except per share data                           ---------    ------------    ------------
Short-term debt:
  Bridge loan...............................................  $      --     $  50,000              --
  Short-term borrowings due ELM.............................         --        20,000              --
  Other short-term borrowings...............................      6,819         6,819       $   6,819
  Current maturities of long-term debt......................     19,825        19,825
                                                              ---------     ---------       ---------
          Total short-term debt.............................  $  26,644     $  96,644       $
                                                              =========     =========       =========
Long-term debt:
  Old credit agreement......................................  $ 374,675     $ 374,675       $      --
  New credit facility.......................................         --            --
  Other long-term debt......................................     19,771        19,771          19,771
                                                              ---------     ---------       ---------
          Total long-term debt..............................    394,446       394,446
                                                              ---------     ---------       ---------
Mandatorily redeemable stock:
  Class A mandatorily redeemable preferred stock, $.01 par
     value; 25 shares authorized; 25 shares issued and
     outstanding pro forma, 25 shares issued and outstanding
     supplemental pro forma and no shares issued and
     outstanding supplemental pro forma as adjusted.........     25,000        25,000              --
                                                              ---------     ---------       ---------
Stockholders' equity:
  Class C preferred stock, $.01 par value; 2 shares
     authorized; no shares issued and outstanding pro forma,
     1 shares issued and outstanding supplemental pro forma
     and no shares issued and outstanding supplemental pro
     forma as adjusted......................................         --        10,000              --
  Class A common stock, $.01 par value; 91,000 shares
     authorized; no shares issued and outstanding pro forma,
     no shares issued and outstanding supplemental pro forma
     and        shares issued and outstanding supplemental
     pro forma as adjusted..................................         --            --
  Class B common stock, $.01 par value; 67,000 shares
     authorized; 46,074 shares issued and outstanding pro
     forma, 46,074 shares issued and outstanding
     supplemental pro forma and 46,074 shares issued and
     outstanding supplemental pro forma as adjusted.........        461           461             461
  Additional paid-in capital................................    402,012       402,012
  Accumulated deficit.......................................   (144,439)     (144,439)       (144,439)
  Accumulated other comprehensive loss......................    (13,340)      (13,340)        (13,340)
                                                              ---------     ---------       ---------
          Total stockholders' equity........................    244,694       254,694
                                                              ---------     ---------       ---------
               Total capitalization.........................  $ 664,140     $ 674,140       $
                                                              =========     =========       =========

                                    DILUTION

Pro forma net tangible book value per share is determined by dividing the pro forma tangible net worth of Seminis (total assets less intangible assets and total liabilities) by the aggregate number of shares of common stock outstanding after giving effect to the recapitalization and the conversion of subordinated debt due to ELM referred to in note 17 of the consolidated financial statements
of Seminis. After giving effect to the sale of                shares of Class A
common stock by Seminis hereby at an assumed initial public offering price of
$     per share (the midpoint of the range set forth on the cover page of this prospectus), pro forma net tangible book value of Seminis as of September 30,
1998 would have been approximately $     , or $     per share. This represents
an immediate increase in pro forma net tangible book value of $     per share to
the current stockholders of Seminis and an immediate dilution in pro forma net
tangible book value of $     per share to purchasers of Class A common stock in
the offering. The following table illustrates this per share dilution:

                                                                                  -----------------
Assumed initial public offering price per share................................             $
Pro forma net tangible book value per share of common stock at September 30,
  1998.........................................................................   $
Increase in pro forma net tangible book value per share of common stock attributable to purchasers in the offering...................................
                                                                                  -------
Pro forma net tangible book value per share of common stock after the offering.....................................................................
                                                                                            -------
Dilution in pro forma net tangible book value per share to purchasers of Class
  A common stock in the offering...............................................             $
                                                                                            =======

The following table summarizes, on the pro forma basis described above, as of September 30, 1998, the number of shares purchased, the total consideration paid (or to be paid) and the average price per share paid (or to be paid) by the existing stockholders and the purchasers of Class A common stock in the offering, at an assumed initial public offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus), before the deduction of underwriting discounts and estimated expenses payable by Seminis:

                                                  ---------------------------------------------------------
                                                    SHARES PURCHASED      TOTAL CONSIDERATION      AVERAGE
                                                  --------------------    --------------------      PRICE
                                                   NUMBER     PERCENT      AMOUNT     PERCENT     PER SHARE
                                                  --------    --------    --------    --------    ---------
In thousands
Existing stockholders...........................                     %    $                  %    $
Purchasers of Class A common stock in the
  offering......................................
                                                  --------    --------    --------    --------
  Total.........................................                     %    $                  %
                                                  ========    ========    ========    ========

                      SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated results of operations and consolidated balance sheet data of Seminis as of and for each of the years in the three-year period ended September 30, 1998 were derived from the audited consolidated financial statements of Seminis, including the notes thereto, appearing elsewhere in this prospectus. The selected consolidated results of operations and balance sheet data of Seminis as of and for the nine months ended September 30, 1995 were derived from audited financial statements which do not appear in this prospectus. Selected financial data for periods prior to January 1, 1995 and the beginning of Seminis' operations has not been presented, as such information is not available and cannot be reliably determined. The data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, including the notes thereto, and unaudited pro forma data appearing elsewhere in this prospectus.

Income (loss) from continuing operations available for common stockholders in fiscal 1998 reflects the optional repurchase by Seminis of a portion of the mandatorily redeemable common stock held by certain stockholders at an amount in excess of the redemption value. Seminis is required to deduct this difference, which totalled $134.3 million, from income (loss) from continuing operations for purposes of determining income (loss) from continuing operations available for common stockholders and related per share amounts. In fiscal 1996, income (loss) from operations reflects the effects of purchase accounting adjustments amounting to $96.7 million arising from the acquisitions of Petoseed and Royal Sluis.

Pro forma summary consolidated results of operations data for the year ended September 30, 1998 assume that the following transactions occurred effective October 1, 1997: (1) the acquisition of Hungnong Seed Co., Ltd.; (2) the conversion of $35.9 million of convertible subordinated debt due to ELM to 1,916,462 shares of Class B common stock, and the assumed related reduction in
interest expense; and (3) the application of net proceeds of $       from the
offering of           shares of Class A common stock by Seminis and borrowings
of $       under Seminis' new credit facility to redeem preferred stock and repay certain indebtedness and the assumed related reduction in preferred stock dividends and interest expense, all as described in "Use of Proceeds."

Supplemental pro forma income (loss) data for the year ended September 30, 1998 assume the conversion, effective October 1, 1997, of 6,771,500 shares of Class B redeemable common stock of Seminis, Inc., an Illinois corporation and predecessor to Seminis, to an equal number of shares of Class B common stock, and the assumed elimination of both the related accretion of redemption value and the related excess of repurchase price over the redemption value for the repurchase of the Class B redeemable common stock.

Pro forma summary consolidated balance sheet data as of September 30, 1998 assume the transactions referred to in clauses (2) and (3) above and the conversion of the Class B redeemable common stock were effective as of September 30, 1998.

Acquisitions and Effects of Purchase Accounting.
Seminis was formed in 1994 to consolidate various industry-leading fruit and vegetable seed brands into one consumer-oriented, agrobiotechnology company. Seminis' core business was created through the acquisition of the Asgrow seed business from the Upjohn Company in December 1994 and the subsequent combination of the Asgrow business with the Petoseed and Royal Sluis businesses in October 1995. In fiscal 1998, Seminis completed four acquisitions, including the purchase of a 50% stake in LSL PlantScience LLC, the acquisition of two South Korean companies, Hungnong Seed Co., Ltd. and Choong Ang Seed Co., Ltd., and the acquisition of Nath Sluis. In November 1998, Seminis completed the acquisition of the vegetable seed business of Sementes Agroceres S.A., a Brazilian company. As a result of these transactions, the results of operations and consolidated financial position reflect the effects of purchase accounting, as more fully described in the footnotes below.

                                       -------------------------------------------------------------------------------
                                                         HISTORICAL                                      SUPPLEMENTAL
                                       -----------------------------------------------     PRO FORMA       PRO FORMA
                                        NINE MONTHS                                       FISCAL YEAR     FISCAL YEAR
                                           ENDED       FISCAL YEAR ENDED SEPTEMBER 30,       ENDED           ENDED
                                       SEPTEMBER 30,   -------------------------------   SEPTEMBER 30,   SEPTEMBER 30,
                                           1995          1996       1997       1998          1998            1998
In thousands, except per share data    -------------   --------   --------   ---------   -------------   -------------
RESULTS OF OPERATIONS:
Net sales............................      $101,833    $381,398   $379,544   $ 428,423        $455,987       $455,987
Gross profit(1)......................        48,916     167,267    229,437     265,617        278,153         278,153
Research and development expenses....        14,250      42,300     41,039      49,416         51,700          51,700
Selling, general and administrative
  expenses...........................        34,822     134,990    136,438     158,588        169,328         169,328
Management fees paid to ELM..........            --          --      6,200       8,465          8,465           8,465
Amortization of intangible assets....           350      14,785     12,394      14,457         21,985          21,985

Income (loss) from operations(2).....          (506)    (61,508)    33,366      34,691
Income (loss) from continuing
  operations.........................        (5,315)    (56,085)    11,325       6,762
Income (loss) from continuing
  operations available for common
  stockholders(3)....................        (5,643)    (64,418)     2,089    (133,367)
Income (loss) from continuing
  operations available for common
  stockholders per common share
  Basic..............................     $   (0.19)   $  (2.15)  $   0.07   $   (4.23)             $                $
  Diluted............................         (0.19)      (2.15)      0.07       (4.23)
Shares outstanding
  Basic..............................        30,000      30,000     30,000      31,536
  Diluted............................        30,000      30,000     30,000      31,536

                                                      ----------------------------------------------------------
                                                                         AS OF SEPTEMBER 30,
                                                      ----------------------------------------------------------
                                                                      HISTORICAL
                                                      ------------------------------------------     PRO FORMA
                                                        1995        1996       1997       1998         1998
In thousands                                          ---------   --------   --------   --------   -------------
BALANCE SHEET DATA:
Working capital (deficit)...........................  $ (22,940)  $158,467   $200,792   $272,097     $
Total assets........................................    349,769    632,463    519,673    862,189
Long-term debt......................................         20    234,356     80,331    394,446
Subordinated debt due ELM...........................         --         --         --     35,857           --
Mandatorily redeemable stock
  Common............................................         --    114,875    122,111     48,416           --
  Preferred.........................................         --     25,000     25,000     25,000           --
Total stockholders' equity..........................    174,241    112,772    159,681    160,421

---------------

(1) Includes effects of purchase accounting of $11.8 million of costs in excess of historical value in fiscal 1995 relating to the step-up of the Asgrow inventories and of $60.0 million of costs in excess of historical value in fiscal 1996 relating to the step-up of the Petoseed and Royal Sluis inventories.

(2) Includes $36.7 million representing the write-off of acquired research in-process in fiscal 1996 in connection with the Petoseed acquisition.

(3) Historical and pro forma data reflect deductions for dividends on mandatorily redeemable preferred stock, for accretion of the redemption value of mandatorily redeemable common stock and, in fiscal 1998, for the excess of purchase price over redemption value of mandatorily redeemable common stock repurchased. Such amounts are not included in supplemental pro forma data.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the Selected Consolidated Financial Data and consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus. The following discussion and analysis contains certain "forward-looking statements" which are subject to certain risks, uncertainties and contingencies, including, but not limited to, those set forth under the heading "Risk Factors," which could cause Seminis' actual business, results of operations or financial condition to differ materially from those expressed in, or implied by, such statements.

OVERVIEW

Seminis is the largest developer, producer and marketer of fruit and vegetable seeds in the world. Seminis uses seeds as the delivery vehicle for its innovative agricultural technology. Seminis develops seeds designed to do one or more of the following: reduce the need for chemicals, increase crop yield, reduce spoilage, offer longer shelf life and create tastier foods. As a result, Seminis is creating and setting the foundation to capture value at all steps of the fruit and vegetable distribution chain: growers, distributors, processors, retailers and end-consumers.

Seminis produces more than 60 species and 8,000 distinct varieties of fruit and vegetable seeds. Seminis markets its seeds through three full-line brands--Asgrow, Petoseed and Royal Sluis--and nine specialty brands.

Seminis was formed in 1994 to consolidate various industry-leading fruit and vegetable seed brands into one consumer-oriented, agrobiotechnology company. Its core business was created through the acquisition of the Asgrow seed business from the Upjohn Company in December 1994 and the subsequent combination of the Asgrow business with the Petoseed and Royal Sluis businesses in October 1995. Each of these full-line brands has a long history--Asgrow for 143 years, Petoseed for 49 years and Royal Sluis for 172 years. In January 1997, in order to focus on more profitable fruit and vegetable seed production, Seminis sold its Asgrow agronomics business to Monsanto Company. In the summer of 1998, Seminis acquired, for an aggregate of approximately $151.5 million: (1) a 50% interest in LSL PlantScience and the distribution rights for specific varieties of long shelf life tomatoes, and (2) 70% of Hungnong Seed Co. and 100% of Choong Ang Seed Co. (both South Korean organizations). Seminis' consolidated financial statements include the results of operations of these companies since their acquisition.

In order to achieve its position as the premier fruit and vegetable seed company, Seminis has completed nine acquisitions to date and has incurred significant expenses related to the development of its infrastructure, including its human resource capability, information systems and brand marketing teams, and its research and development capability. Seminis expenses its investments in research and development and in the creation of its worldwide sales capability. The comparability of Seminis' results of operations from year to year has also been affected by the impact of acquisition accounting under purchase accounting principles, write-offs of certain in-process research and development projects acquired through acquisitions, interest expense attributable to acquisition financings, exposure to foreign currency fluctuations, changes in its customer and product mix and charges for management fees paid to ELM.

RESULTS OF OPERATIONS

The following table sets forth Seminis' statements of operations data expressed as a percentage of net sales:

                                                              -------------------------
                                                                  FISCAL YEAR ENDED
                                                                    SEPTEMBER 30,
                                                              -------------------------
                                                               1996      1997     1998
                                                               ----      ----     ----
Net sales...................................................    100.0%   100.0%   100.0%
                                                              -------    -----    -----
Gross profit................................................     43.9(a)  60.5     62.0
Research and development expenses...........................     11.1     10.8     11.5
Selling, general and administrative expenses................     35.4     35.9     37.0
Management fees paid to ELM.................................       --      1.6      2.0
Amortization of intangible assets...........................      3.9      3.4      3.4
Write-off of acquired research in-process...................      9.6       --       --
                                                              -------    -----    -----
Income (loss) from operations...............................    (16.1)     8.8      8.1
Interest expense, net.......................................     (6.3)    (2.8)    (6.3)
Other non-operating income (loss), net......................     (0.5)    (2.0)     0.6
                                                              -------    -----    -----
Income (loss) from continuing operations before income
  taxes.....................................................    (22.9)     4.0      2.4
Income tax benefit (expense)................................      8.2     (1.0)    (0.8)
                                                              -------    -----    -----
Income (loss) from continuing operations....................    (14.7)     3.0      1.6
Income from and gain on disposal of discontinued
  operations................................................      1.6     13.4       --
                                                              -------    -----    -----
Net income (loss)...........................................    (13.1)%   16.4%     1.6%
                                                              =======    =====    =====

---------------

(a) Gross profit before the effects of purchase accounting would have been 59.6% of net sales in fiscal 1996.

YEAR ENDED SEPTEMBER 30, 1998 COMPARED WITH YEAR ENDED SEPTEMBER 30, 1997

Net Sales
Net sales increased 12.9% to $428.4 million in fiscal 1998 from $379.5 million in fiscal 1997. Of the $48.9 million increase, $17.2 million was due to sales generated by companies acquired during fiscal 1998. The balance of the increase was due to improved product pricing worldwide, as well as increased sales volume, primarily in North America and Brazil.

Gross Profit
Gross profit increased 15.8% to $265.6 million in fiscal 1998 from $229.4 million in fiscal 1997. Gross margin increased to 62.0% in fiscal 1998 from 60.5% in fiscal 1997. The increase in gross profit was primarily due to higher sales prices in Northern Europe and Brazil and lower provisions for seed claims because of improved quality assurance and expanded seedsman's errors and omissions insurance coverage worldwide. The increase in gross margin was partially offset by an increase in sales to food processors in North America and wholesalers in Northern Europe, which bear lower margins.

Research and Development Expenses
Research and development expenses increased 20.4% to $49.4 million in fiscal 1998 from $41.0 million in fiscal 1997. This increase was due to expansion of breeding programs to support Seminis' brand marketing strategy and increased biotechnology costs including increased expenditures in Seminis' molecular marker program and increased costs associated with third-party technology. The increase was, to a lesser extent, associated with increased costs to support new research stations in Spain and Turkey, as well as newly acquired research stations in South Korea and India.

Selling, General and Administrative Expenses
Selling, general and administrative expenses increased 16.2% to $158.6 million in fiscal 1998 from $136.4 million in fiscal 1997. This increase was part of our continuing investment in building Seminis' infrastructure, including costs associated with brand marketing, implementation of the SAP/R3(R) management information system, creation of a human resources function and expansion of quality assurance programs.

Management Fees Paid to ELM
The management fee paid to ELM increased 36.5% to $8.5 million in fiscal 1998 from $6.2 million in fiscal 1997. The management fee was discontinued effective October 1, 1998.

Amortization of Intangible Assets
Amortization of intangible assets increased 16.6% to $14.5 million in fiscal 1998 from $12.4 million in fiscal 1997. This increase was due to the amortization of goodwill relating to the July 1998 Hungnong and Choong Ang acquisitions.

Interest Expense, Net
Interest expense, net, increased 157.0% to $27.1 million in fiscal 1998 from $10.5 million in fiscal 1997. This increase was primarily due to higher interest rates and increased borrowings used to fund the repurchase of shares of mandatorily redeemable common stock in January 1998 for $211.8 million, to finance acquisitions and to support working capital.

Other Non-Operating Income (Loss), Net
Seminis had other non-operating income, net, of $2.6 million in fiscal 1998 as compared to other non-operating loss, net, of $7.7 million in fiscal 1997. The other non-operating income, net, in fiscal 1998 was primarily due to currency gains on intercompany loans to Seminis' subsidiaries. The other non-operating loss, net, in fiscal 1997 was primarily due to currency losses on intercompany loans to Seminis' subsidiaries.

Income Tax Benefit (Expense)
Seminis' income tax expense decreased 10.5% to $3.4 million in fiscal 1998 from $3.8 million in fiscal 1997 due to lower taxable income. Seminis' effective tax rate was 33.7% in fiscal 1998 compared to 25.3% in fiscal 1997. The increase in the effective tax rate was primarily due to an increase in goodwill amortization which is non-deductible for tax purposes.

Income (Loss) from Continuing Operations
Income from continuing operations decreased to $6.8 million in fiscal 1998 from $11.3 million in fiscal 1997. This decrease was primarily due to an increase in the net interest expense of $16.5 million and an increase in the management fee paid to ELM of $2.3 million.

Net Income (Loss)
Net income decreased to $6.8 million in fiscal 1998 from $62.2 million in fiscal 1997. This decrease was principally due to the $48.3 million after-tax gain on the sale of the Seminis' agronomics business in January 1997.

YEAR ENDED SEPTEMBER 30, 1997 COMPARED WITH YEAR ENDED SEPTEMBER 30, 1996

Net Sales
Net sales decreased by 0.5% to $379.5 million in fiscal 1997 from $381.4 million in fiscal 1996. Net sales, excluding the effect of currency translations, increased 6.5% during this period, largely as a result of increases in prices and volumes. This increase was more than offset by the effects of currency translation in fiscal 1997 when the U.S. Dollar was stronger relative to fiscal 1996.

Gross Profit
Gross profit increased 37.2% to $229.4 million in fiscal 1997 from $167.3 million in fiscal 1996. Gross margin increased to 60.5% in fiscal 1997 from 43.9% in fiscal 1996. Fiscal 1996 results were adversely impacted by purchase accounting adjustments of $60.0 million relating to inventories acquired in the Petoseed acquisition. Excluding the effects of purchase accounting, gross profit in fiscal 1996 would have been $227.3 million; the slight increase in gross profit reflects improved pricing and product mix.

Research and Development Expenses
Research and development expenses decreased 3.0% to $41.0 million in fiscal 1997 from $42.3 million in fiscal 1996 primarily due to Seminis' consolidation of its European research facilities.

Selling, General and Administrative Expenses
Selling, general and administrative expenses increased 1.1% to $136.4 million in fiscal 1997 from $135.0 million in fiscal 1996. This increase was primarily due to expanded quality assurance testing programs.

Management Fees Paid to ELM
The management fee paid to ELM in fiscal 1997 was $6.2 million and no management fee was paid in fiscal 1996.

Amortization of Intangible Assets
Amortization of intangible assets decreased 16.2% to $12.4 million in fiscal 1997 from $14.8 million in fiscal 1996. This decrease was due to use of a declining balance amortization method.

Write-off of Acquired Research In-process
In connection with the Petoseed and Royal Sluis' acquisition in 1996, $36.7 million of the purchase price was allocated to in-process research and development projects that had not reached technological feasibility and had no probable alternative future uses, which the Company expensed at the date of acquisition. There were no acquisitions in 1997 which resulted in write-offs of acquired research in-process.

Interest Expense, Net
Interest expense, net, decreased 56.2% to $10.5 million in fiscal 1997 from $24.1 million in fiscal 1996. This decrease was primarily due to the repayment of debt using the proceeds from the January 1997 sale of Seminis' agronomics business.

Other Non-Operating Income (Loss), Net
Other non-operating loss, net, increased 302.8% to $7.7 million in fiscal 1997 from $1.9 million in fiscal 1996. This increase was primarily due to currency losses on intercompany loans to Seminis' subsidiaries.

Income Tax Benefit (Expense)
For continuing operations Seminis' income tax expense increased to $3.8 million in fiscal 1997 from a benefit of $31.4 million in fiscal 1996. Seminis' effective tax rate was 25.3% in fiscal 1997. In fiscal 1996, Seminis realized a tax benefit from its pre-tax loss from continuing operations.

Income (Loss) from Continuing Operations
Seminis had income from continuing operations of $11.3 million in fiscal 1997 as compared to a loss from continuing operations of $56.1 million in fiscal 1996. This change was due primarily as a result of the previously described purchase accounting adjustments combined with reduced interest expense.

Net Income (Loss)
Net income was $62.2 million in fiscal 1997 as compared to a net loss of $50.0 million in fiscal 1996. This change was due to the application of purchase accounting adjustments of $60.0 million and a write-off of $36.7 million for acquired research in-process relating to the acquisition of Petoseed and Royal Sluis in the first quarter of fiscal 1996 and a gain of $48.3 million on the sale of Seminis' agronomics business in the second quarter of fiscal 1997.

SEASONALITY

The seed business is highly seasonal. Generally, net sales are highest in the second fiscal quarter due to increased demand from northern hemisphere growers who plant seed in the early spring. Seminis recorded 35.2% of its fiscal 1998 net sales during its second fiscal quarter. Seminis has historically operated at a loss the first and third fiscal quarters due to lower sales during such quarters. Seminis' results in any particular quarter should not be considered indicative of those to be expected for a full year.

The following table sets forth certain statement of operations data for each quarter of fiscal 1997 and fiscal 1998:

                                              --------------------------------------------------------------------------------
                                                                               QUARTER ENDED
                                              --------------------------------------------------------------------------------
                                                           FISCAL 1997                               FISCAL 1998
                                              --------------------------------------   ---------------------------------------
                                              DEC. 31   MAR. 31    JUN. 30   SEP. 30   DEC. 31   MAR. 31    JUN. 30   SEP. 30
                                              -------   -------    -------   -------   -------   -------    -------   -------
In thousands
Net sales...................................  $63,459   $139,654   $81,129   $95,302   $71,395   $150,944   $92,817   $113,267
Gross profit................................  39,237      86,671    44,942    58,587   44,045      93,636    55,341     72,595
Income (loss) from continuing
  operations(1).............................  (6,943)     18,561    (3,797)    3,504   (6,112)     23,424    (5,790)    (4,760)

---------------
(1) Includes management fees paid to ELM which began in the second quarter of fiscal 1997.

LIQUIDITY AND CAPITAL RESOURCES

Seminis has historically relied on cash flow from operations and commercial bank borrowings to finance its operations and capital expenditures, and on commercial bank borrowings and equity investments by its stockholders to finance its acquisition and internal investment program.

Net cash used in operating activities increased to $25.7 million in fiscal 1998 from $3.0 million in fiscal 1997 mainly to support increased inventory levels. Capital expenditures increased to $28.5 million in fiscal 1998 from $19.3 million in fiscal 1997. The increase was due to increased investment in greenhouse production facilities and research equipment technologies and facilities. Seminis has budgeted capital expenditures for fiscal 1999 of approximately $65.0 million, including $25.0 million for a new office and operating facility in Oxnard, California and increased investments in research facilities and technology.

In January 1997, Seminis sold its Asgrow agronomics business for $240.0 million to provide greater focus on its core fruit and vegetable seed business. The proceeds of the sale were used to repay long-term debt. In January 1998, Seminis repurchased shares of mandatorily redeemable common stock for $211.8 million from certain of its shareholders. Seminis entered into its old credit agreement in order to finance the repurchase. In July 1998, certain of Seminis' existing stockholders made additional equity investments of $138.2 million. The proceeds of the stock issuance and the proceeds from an additional $75.0 million borrowing provided by an amendment to the term-loan provisions of the old credit agreement were used to finance the acquisition of Hungnong and Choong Ang, to advance working capital to the acquired companies, to purchase a 50% interest in LSL PlantScience and to reduce outstanding revolving debt borrowings.

As part of the acquisition of its 70% interest in Hungnong, Seminis gave ELM a convertible subordinated note in exchange for a loan of approximately $35.9 million to provide financing for an unrelated company, Young Il Chemical Company, owned by the minority shareholders of Hungnong. Seminis received a note receivable for $35.6 million from Young Il Chemical, which is secured by common stock owned by the minority shareholders representing a 25% interest in Hungnong. The convertible note to ELM was converted by ELM into 1,916,462 shares of Class B common stock on February 1, 1999.

Seminis' total indebtedness as of September 30, 1998 was $456.9 million, of which $384.5 million was borrowings under the old credit agreement, $35.9 million was the subordinated debt borrowing from ELM, $18.3 million was borrowings by the newly acquired South Korean subsidiaries and $18.2 million was borrowings primarily by other foreign subsidiaries. The old credit agreement consisted of a $75 million revolver portion and term credits of $370.5 million as of September 30, 1998. As of September 30, 1998, Seminis had borrowed $14.0 million under the revolver, leaving $61.0 million in available borrowings.

In December 1998, ELM made an equity investment in Seminis of $10 million in exchange for 1,000 shares of Class C preferred stock to finance the purchase of shares of Hungnong which Seminis was obligated to purchase from the minority shareholders of Hungnong in connection with the acquisition of Hungnong.

In January 1999, Seminis borrowed $20.0 million from ELM to finance short-term working capital requirements, which will mature on May 31, 1999. Seminis is currently negotiating to borrow $50.0 million from certain lenders under the old credit agreement as a bridge loan to finance short-term working capital requirements, which is expected to mature on May 31, 1999. In February 1999, Seminis and the lenders under the old credit agreement entered into a waiver and amendment of the old credit agreement to waive compliance with certain financial ratio covenants as of December 31, 1998 and to change the financial ratio covenants for the period ended March 31, 1999. The amendment of the old credit agreement also requires Seminis to issue and sell no later than May 31, 1999 subordinated debt securities, common equity securities or any combination thereof for an aggregate sales price of not less than $150.0 million. The proceeds of this offering would satisfy this requirement.

Under Seminis' new credit facility, Seminis anticipates obtaining financing of
$          . Seminis currently believes that the cash proceeds from the offering, together with existing cash balances and available borrowings under the new credit facility, will be sufficient to meet anticipated cash requirements for the foreseeable future based on Seminis' current level of operations. There can be no assurance that additional capital beyond the amounts currently forecasted by Seminis will not be required or that any such required additional capital will be available on reasonable terms, if at all, at such time as required by Seminis.

IMPACT OF YEAR 2000 ISSUE

The Year 2000 issue involves the potential for system and processing failures of date-related information resulting from computer-controlled systems using two digits rather than four to define the applicable year. Any computer programs that have date-sensitive software may recognize a date using '00' as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, an inability to process transactions, send invoices or engage in similar normal business activities.

In August 1997, Seminis began the project of replacing its computer software with software that is Year 2000 compliant. The software became operational in Seminis' business units in the United States and The Netherlands in July 1998. Seminis has developed an implementation plan for its remaining business units. Seminis expects to complete such implementation for all material business units before the year 2000. The remaining locations, which are not material to the consolidated results of operations of Seminis, are expected to be Year 2000 compliant early in the year 2000. Seminis expects that costs to implement new software as well as to become Year 2000 compliant will be approximately $25.0 million upon completion, of which approximately $15.0 million has been spent as of September 30, 1998. Since Seminis expects its computer systems to be Year 2000 compliant before the year 2000, it currently has no contingency plans. Should Seminis' evaluation of its computer systems prove otherwise, Seminis will establish contingency plans as necessary.

Vendors and suppliers of Seminis are largely contract growers and are not believed to be highly reliant on information technology. Seminis' distributors and dealers in distribution channels are small local companies operating within small geographic regions, and are not believed to be highly reliant on information technology. However if Seminis' vendors, suppliers, distributors and dealers become more reliant on information technology or if Seminis aligns with new vendors, suppliers, distributors and dealers with their own systems that are not Year 2000 compliant, or if Seminis experiences difficulties in finding replacements for new vendors, suppliers, distributors and dealers, then as a result, Seminis' business could be materially adversely affected. The failures to correct material Year 2000 problems by Seminis' vendors, suppliers, distributors and dealers could result in an interruption in, or a failure of, certain normal business activities or operations of Seminis. Such failures could have a material adverse effect on Seminis' business, results of operations and financial condition.

                                    BUSINESS

OVERVIEW

Seminis is the largest developer, producer and marketer of fruit and vegetable seeds in the world. Seminis uses seeds as the delivery vehicle for innovative agricultural technology. Seminis develops seeds designed to do one or more of the following: reduce the need for chemicals, increase crop yield, reduce spoilage, offer longer shelf life and create tastier foods. Seminis focuses its research and development activities on products that are likely to have practical market uses, create significant market value, command premium pricing and capture leading local market share. As a result, Seminis is creating and setting the foundation to capture value at all steps of the fruit and vegetable distribution chain: growers, distributors, processors, retailers and end-consumers.

Seminis produces more than 60 species and 8,000 distinct varieties of fruit and vegetable seeds. Seminis' seeds generally have been tailored to satisfy local market needs. The product lines marketed under the Seminis brands cover most species of fruits and vegetables, including beans, broccoli, cabbage, carrots, cauliflower, celery, Chinese cabbage, cucumbers, eggplant, leeks, lettuce, melons, onions, peas, peppers, pumpkin, radish, spinach, squash, sweet corn, tomatoes, and watermelon. Seminis markets its seeds through three full-line brands -- Asgrow, Petoseed and Royal Sluis -- and nine specialty brands.

Seminis has established a worldwide presence and a global distribution system. Seminis markets seeds in over 120 countries and has 70 research and development stations in 19 countries and production sites in 31 countries. This allows Seminis to remain close to local markets around the world, adapt its products to any microclimate and meet the preferences of local consumers. In fiscal 1998, Seminis had approximately $383.8 million in net seed sales. This represents an approximate 22% share of the global commercial fruit and vegetable seed market, which is generally highly fragmented.

The total worldwide fruit and vegetable commercial seed sales in 1998 are estimated at $2.0 billion. However, given new advances in agricultural technology, Seminis believes that the achievable market for fruit and vegetable seeds, as well as its share of the market, can be expanded. These technological advances, such as Roundup Ready(R) Weed Control, virus resistance, Bt based insect control and fungal disease resistance, enable Seminis to develop new products which add value at all stages of the fruit and vegetable production and distribution chain by, for instance, reducing growers costs or providing higher quality characteristics/traits for consumers and therefore commanding premium pricing on the grocery store shelf. As a result, Seminis prices its products based on the incremental value they provide to growers, distributors, processors, retailers and end-consumers.

INDUSTRY OVERVIEW

Over the past several decades, improvements in farm productivity have allowed the agricultural industry to keep pace with growing food demand. While many of the steps in agriculture -- tilling, planting and harvesting -- have remained the same for centuries, yield-enhancing technologies such as mechanization and the use of hybrid seed and crop protection chemicals have allowed farmers to meet the ever-growing demand for food. More recently, the application of genetic improvements to crop plants has provided greater value to growers which can be captured by the seed industry through higher prices and greater demand.

One of the biggest challenges of the 21st century will be to further develop sustainable agricultural production systems that can meet the food and nutritional requirements of the world's growing population. The United Nations is projecting that world population will increase by 35% to 7.7 billion from 1995 to 2020, with 95% of the population increase expected in developing countries. Given the limited amount of arable land, which is decreasing, increases in agricultural production must come from improvements in agricultural productivity through technology. In addition, there is significant resistance, particularly in developed countries, to agricultural production growth achieved through increases in chemical inputs such as pesticides. Consequently, the burden of meeting increased demand for food rests primarily on the emergence of new technologies and farming methods that facilitate improvements in crop yields and replace existing agricultural chemicals.

In developing countries, which have a relatively large vegetarian population, fruit and vegetable consumption has grown over 75% from 1985 to 1996. Consumption of fruits and vegetables worldwide has increased approximately 50% in the same time period. However, fruit and vegetable yields have not kept pace with consumption increases, growing only 18% per hectare since 1985. Given current population estimates and consumption rates, consumption of fruits and vegetables is expected to increase by 60% from 1996 to 2010. World production of fruits and vegetables must increase to meet expected demand.

Two breakthroughs in plant science occurred in the 1980's that may facilitate increased productivity and higher quality fruits and vegetables. The first was the understanding of how genes, the fundamental components of the genetic code, work in plants to produce traits such as disease resistance or higher nutritional value. The second was the development of transformation technology, which is a process to introduce new genes into plants. By using developments in plant breeding, biotechnology and genomics, leading fruit and vegetable seed companies are creating the changes in productivity and quality necessary to provide sustainable fruit and vegetable production growth.

In addition, fruits and vegetables are proven to be valuable in meeting basic nutritional needs and in preventing disease. They also have very little fat, are low in calories and contain vitamins and other nutritional compounds. Diets high in fruits and vegetables protect against obesity and, thus, against the risk of cardiovascular disease and stroke, and can also protect against diabetes, iron-deficiency anemia and cataracts. According to the World Cancer Research Fund and the American Institute for Cancer Research, there is also a strong and consistent pattern showing that diets high in fruits and vegetables can significantly reduce the risk of cancer. Seminis believes that fruits and vegetables represent nature's most direct delivery mechanism for improved health and nutrition.

The world's fruit and vegetable seed industry, with its unique combination of nutritional benefits, local market adaptability, yield enhancing technologies, year-round availability and streamlined production and distribution system, is positioned to meet the world's growing need for healthy and nutritious food products. Seminis' development of seeds that produce disease-resistant, higher-yielding and healthier fruits and vegetables are of growing importance for regional and global markets because of expected increasing consumption of fruits and vegetables, along with a steady decline in arable land.

VALUE CREATION ALONG THE FRUIT AND VEGETABLE DISTRIBUTION CHAIN

The total worldwide fruit and vegetable commercial seed sales in 1998 are estimated at $2.0 billion (of which $410.0 million represented sales in North America). Given new advances in agricultural technology, such as Roundup Ready(R) weed control, virus resistance, Bt based insect control and fungal disease resistance, Seminis believes that the achievable market for fruit and vegetable seeds, as well as its share of the market, can be expanded. These technological advances enable Seminis to develop new products which add value throughout the fruit and vegetable distribution chain-- growers, distributors, processors, retailers and end-consumers--by, for instance, reducing growers' costs, reducing spoilage or commanding premium pricing on the grocery store shelf. As a result, Seminis prices its products based on the incremental value they provide to growers, distributors, processors, retailers and end-consumers.

Growers

Grower sales of fruits and vegetables in the United States in 1997 were estimated at $9.2 billion. The costs associated with seeds represented approximately 4% of grower sales. Reducing growers non-seed costs is a means for Seminis to capture value. New seed products with enhanced input traits--including herbicide tolerance and disease and insect resistance--are already displacing other farm input costs, such as fertilizers, pesticides and labor, resulting in higher seed prices.

The model for capturing value from the displacement of the farmer's input costs is one that has been well established in agronomic crops in recent years. Because seed products with genetic enhancements can substantially reduce other input costs, as well as the chemical load on the environment, they are able to drive a reallocation of grower spending. Insect resistant corn seed eliminated $15 to $20 of agrochemical costs per acre. As a result, these seeds are sold, on average, at a 21% premium to traditional corn seed and still provide the grower with a 26% overall savings of input costs. Similarly, herbicide tolerant soybean seeds eliminated approximately $12 of agrochemical costs per acre. These seeds are sold, on average, at a 33% premium to traditional soybean seed, but provide the grower with a 26% overall input cost savings. In 1998, approximately 20% of the total corn and 35% of the total soybean acreage, or over 40 million acres in the United States, was planted with corn and soybeans genetically resistant to insects and/or herbicides.

The chemical cost-displacement potential in fruit and vegetable crops may be more attractive than in agronomic crops. Whereas agronomic crops occupy much larger planted acreage in the United States, fruits and vegetables typically require higher expenditures on crop protection chemicals and fertilizers given their relatively high end-market value. In fact, the average tomato grower in Florida spends $1,500 per acre on chemicals and $3,800 per acre on all production inputs, versus $73 and $158, respectively, for a typical acre of corn. In the United States, chemical costs represent between 20-50% of the grower's total production expenditures, with labor and water representing the two other largest components of the cost structure. The fruit and vegetable grower's input intensive cost structure makes growers particularly receptive to new products, like genetically improved seeds, which reduce input costs and improve the economics of growing fruits and vegetables.

Distribution

Fruit and vegetable sales by distributors in the United States in 1996 were estimated at $30.0 billion. The distribution chain for fresh fruits and vegetables in the United States is relatively simple. Products move from the grower to the packer/shipper to the distributor and, ultimately, to the retailer. Alternatively, products move directly from the grower to the processor. Cost is added at each stage in the chain, reflecting both the profit margin and product shrinkage due primarily to spoilage. On average, shrinkage across the entire distribution chain accounts for approximately 25% of the cost of fresh fruits and vegetables to the retailer--or more than $7.0 billion annually.

Reducing spoilage presents a clear opportunity for seed companies to capture value by displacing costs in the downstream distribution chain. Through traditional breeding and biotechnology, Seminis has developed new seed varieties with enhanced shelf life characteristics. These new seed varieties sell at a significant premium to traditional offerings and, in most cases, capture a substantial portion of the savings from reduced spoilage. For example, Seminis' long shelf life tomato seed sells for $5,200 per pound versus $1,400 per pound for a traditional variety. Because these product enhancements can increase profitability at each step in the distribution chain, demand for these products is driven by all distribution chain participants, not just growers.

Processors

Processor sales in the United States were greater than $13.0 billion in 1992. Processors of fruits and vegetables freeze, dehydrate, comminute (make into paste) or can fresh fruits and vegetables into shelf-stable containers. Processors either produce their own fruits and vegetables or contract for their production with growers.

In many cases, processors either purchase seed directly from seed companies or approve the seed purchases of their contract growers. A large portion of costs associated with processing fresh fruits and vegetables is the fruit and vegetable itself and the energy costs to freeze or heat the fruit or vegetable or to evaporate water. Many times during this process, certain flavor components are lost or inactivated. Developing new varieties for processors with higher yield or which require less processing time or heat required to process fruits and vegetables or which conserve flavor are important objectives for seed companies.

Seminis has focused its efforts on improving the processing characteristics of fruits and vegetables. For example, Seminis has a partnership with Zeneca to produce tomatoes which can be made into an improved paste. This genetically modified product is the top selling tomato paste in the United Kingdom. Similarly, Seminis' collaboration with carrot growers and processors has pioneered the development of a carrot suitable for processing into ready-to-eat baby carrots.

Retail

Retail sales of fresh and frozen fruits and vegetables in the United States in 1996 are estimated at $50.0 billion. Seminis is developing new seed varieties with enhanced output or quality traits to increase the grocery value of fruits and vegetables and capture a larger portion of consumer spending. Seminis continuously emphasizes the development of new fruit and vegetable seed products with desirable consumer qualities, including enhanced color, texture, sweetness and taste, which may command a premium price on the grocery store shelf. In addition, Seminis is producing seeds for ready-to-eat products, such as baby carrots and prepackaged lettuce.

Capturing value from output trait products is more straightforward for fruits and vegetables than for agronomic crops because most fruits and vegetables are consumed directly in the form that the farmer produces them without further processing. Direct consumption of fruits and vegetables by the end-consumer facilitates premium pricing for higher quality products. In contrast, agronomic crops typically undergo a variety of processing steps prior to their use as ingredients in the commoditized animal feed sector.

Beyond the traditional fruit and vegetable value chain, the trend toward healthier lifestyles and emphasis on nutrition is further expanding the market potential for fruit and vegetable seeds. Fruits and vegetables with enhanced nutritional qualities will likely command a premium at the grocery store. The challenge for the fruit and vegetable seed industry will be to develop an integrated grower-packaging-distribution-marketing system that allows the seed producer to capture value created at each step of the production and distribution chain.

SEMINIS BUSINESS STRATEGY

Seminis' vision is to apply technology to fruit and vegetable seeds to create value throughout the fruit and vegetable distribution chain. To realize this vision, Seminis expects to capitalize on its competitive strengths, which include its ability to consistently introduce new technology through product innovation, a strong germplasm bank, well established brand names and worldwide distribution system. Seminis distinguishes itself from its competitors by having a global strategy that addresses local needs. Seminis intends to enhance its leadership position in the global fruit and vegetable seed industry by expanding its existing product lines and introducing high-quality, technologically innovative seeds tailored to local preferences.

- Enhance leadership position in worldwide fruit and vegetable seed market--Seminis is the global leader in the fruit and vegetable seed business with $383.8 million in net seed sales during fiscal 1998. Seminis has achieved its premier global position through its high-quality seeds, its innovative technology and its multi-brand marketing strategy. Seminis' full-line brands--Asgrow, Petoseed and Royal Sluis--have been available in their home markets for at least 45 years and, collectively, enjoy an approximate 22% global commercial market share. Seminis intends to enhance its position as leader in the fruit and vegetable seed industry through the production and supply of current products, expansion of existing product lines and introduction of high-quality, technologically innovative seeds tailored to local preferences.

- Expand technology leadership position through continuous new product innovations--Seminis' new product development efforts utilize traditional breeding, proprietary technology, biotechnology, biochemistry, genomics and plant pathology to introduce innovative products to the marketplace in an efficient and cost-effective manner. Seminis has more than 4,500 products in its development pipeline. Seminis augments its internal product development efforts with more than 100 technological agreements and arrangements with leading companies, research institutions and universities. Seminis intends to remain at the forefront of seed innovation by coupling its internal product development capability, technology alliances and extensive germplasm bank with its intimate knowledge of the evolving demands and preferences of growers, distributors, processors and end-consumers.

- Further consolidate the fruit and vegetable seed industry--Seminis has led the consolidation of the fruit and vegetable seed industry and has consummated nine mergers or acquisitions to date. Seminis expects to augment its market position through continued strategic acquisitions to expand its business and further internal growth. Seminis will target strategic acquisitions that provide it with access to new technology, supplement its product line or improve its market position in certain geographic regions.

- Capture enhanced value created by proprietary seeds--As a result of its innovative product development efforts, Seminis expects to introduce products which will reduce input costs to growers and provide enhanced consumer value. Seminis' seeds can increase yields and crop uniformity, reduce the grower's dependence on chemicals and fertilizers and improve the appearance, taste and nutritional value of foods. By expanding the global fruit and vegetable market and capturing a larger percentage of the value along the distribution chain, Seminis can enhance its profitability.

PRODUCTS AND DELIVERY

Seminis is the largest developer, producer and marketer of fruit and vegetable seeds in the world. Seminis produces seeds for more than 8,000 distinct varieties in over 60 fruit and vegetable species. The product lines marketed under the Seminis brands cover most species of fruits and vegetables, including beans, broccoli, cabbage, carrots, cauliflower, celery, Chinese cabbage, cucumbers, eggplant, leeks, lettuce, melons, onions, peas, peppers, pumpkin, radish, spinach, squash, sweet corn, tomatoes and watermelon.

Seminis develops and produces fruit and vegetable seeds adapted to the local conditions in which they will be grown. Local requirements are largely dictated by environmental conditions, such as temperature or rainfall, retail demand for traits, such as shelf life, and consumer preferences for flavor, ready-to-eat convenience and quality. Seminis' depth of product lines enables growers to meet local market demands.

Developed Countries

In developed countries, the growth of the fruit and vegetable seed market is primarily driven by a demand for foods with enhanced nutritive qualities and increased consumer awareness of the health benefits of fruits and vegetables. According to a 1996 consumer survey in the United States, 89% of consumers cited nutritional reasons as to why they eat vegetables and 73% said that they would pay more for healthier versions of the foods they eat. Seeds for the production of fruits and vegetables in developed countries are predominantly hybrids to ensure crop uniformity and productivity. Seminis estimates that, in the United States, 85% of all fruit and vegetable seeds are hybrids.

Developing Countries

In developing countries the growth of the fruit and vegetable seed market is largely driven by rapidly expanding population growth and conversion from the use of open-pollinated seed to hybrid seed varieties. Growers are realizing the value of hybrids and are increasingly converting to hybrid seeds to obtain higher yields per acre, greater uniformity, greater resistance to pests, diseases and environmental conditions and improved quality, flavor and nutrition for consumers. Seminis develops and sells new hybrids specifically designed for the local markets in developing countries. Given the benefits of hybrid seeds, growers are often willing to pay a substantially higher price for hybrid seed than for open-pollinated seed.

Multi-Brand Strategy

Through its customer-focused, multi-brand strategy, Seminis provides choices to growers with respect to product, price, promotion and service. It also furthers Seminis' goal of providing growers with information to enable growers to anticipate change in consumer trends rather than react to them. Seminis has three full-line brands, Asgrow, Petoseed and Royal Sluis, each with its own identity and positioning, which feature independent products with varying strengths and market fit. Seminis also markets nine specialized brands, which enables it to respond quickly to changing market needs, dietary preferences or regional growing practices. These brands may focus on specialized growing practices, such as greenhouse or protected culture, specific customer segments within a sub-market, such as large lettuce growers in the southwestern United States, or regional and cultural preferences, such as Asian vegetables or fruited crops for the Middle East. With differentiated Seminis brands, growers can exercise their options for choice while staying within the Seminis family. Seminis believes that it can maintain and reinforce its competitive advantage through the careful positioning of its brands.

Full-Line Brands

Seminis markets a full-line of seeds under its Asgrow, Petoseed and Royal Sluis brands. These brands are well recognized for consistently developing and marketing high quality seeds for most major fruit and vegetable species. Seminis believes that its brands rank among the leading brands worldwide in the fruit and vegetable seed market.

Asgrow and Petoseed enjoy high brand awareness in the United States fruit and vegetable seed industry. According to a 1996 study, Asgrow has a 99% brand-awareness rating among growers, while 88% of growers and dealers have a high awareness of the Petoseed brand. In Europe, growers and dealers also have high brand awareness of Seminis' brands. According to a 1997 independent industry study of over 1,000 growers and distributors, there is a "high" to "very high" awareness of Royal Sluis in many European countries, including France, Italy, The Netherlands, the United Kingdom and Turkey. Similarly, Asgrow and Petoseed have high brand awareness in many European markets, including Asgrow in Italy and Petoseed in Spain.

Asgrow--Asgrow was established in 1856 and was acquired by Seminis in December 1994 from the Upjohn Company. Asgrow is known for providing seeds that possess traits satisfying end-user demands such as flavor, ready-to-eat convenience and quality. Its strong reputation has been enhanced through its success with hybrids such as carrots and onions. Asgrow is also strong in large seed varieties such as green beans, where Seminis believes it has a U.S. market share of over 70%. Asgrow also has a strong presence in many European countries.

Petoseed--Petoseed was established in 1950 and was combined with the Asgrow seed business in 1995. Petoseed has built its reputation through pioneering work in hybrid tomato development, but expanded its presence in the industry through its full-line of market-driven, innovative products. This brand has strengths in many areas, including hot peppers. Seminis believes that, worldwide, growers currently plant more Petoseed hybrid jalapeno peppers than all other hybrid jalapeno brands combined. Petoseed is known for consistently introducing new hybrids with multiple disease resistance enhanced traits and increased field productivity.

Royal Sluis--Royal Sluis was established in 1827 and became part of the combined business of Seminis in 1995. The acquisition of Royal Sluis, one of Europe's largest vegetable seed companies, expanded Seminis' European presence. Royal Sluis focuses on high-quality, cool season crops such as beans, broccoli, cabbage, carrots, cauliflower, leeks, lettuce and spinach. In addition to its strong reputation for service and quality, Royal Sluis pioneered new seed technology to improve seed quality and germination.

As shown in the table below, each of Seminis' full-line brands is distinct in terms of product, price, promotion and brand identity.

--------------------------------------------------------------------------------------------------------------------------
BRAND         LEADING SPECIES          BRAND STRATEGY                   PRICING STRATEGY    BRAND IDENTITY
-----         ----------------------   ------------------------------   -----------------   ------------------------------
Asgrow        Beans                    Maintain strong links to         Price at premium    Focus on desirable output
              Broccoli                 growers, distributors and        to market           (quality) traits
              Carrots                  retailers
              Fresh Market Tomatoes
              Melons
              Onions
              Peas
              Pickling Cucumbers
              Squash
              Sweet Peppers
Petoseed      Broccoli                 Focus on extending the product   Price for value     Enhance grower success through
              Cucumbers                line through additional                              innovative hybrids
              Fresh Market Tomatoes    disease resistance and hybrid
              Hot Peppers              conversion in new markets
              Lettuce
              Melons
              Processing Tomatoes
              Squash
              Sweet Peppers
Royal Sluis   Beans                    Provide service/expertise to     Price at premium    Provide service through
              Cabbage                  enhance grower benefits          to market           knowledge about local growing
              Lettuce                                                                       and market conditions
              Radish
              Spinach

Regional or Specialty Brands

In addition to its full-line brands, Seminis markets seeds through regional or specialty brands, which are targeted to respond to the needs of local markets. These needs are driven by dietary preferences, desire for local products, specialized farm growing practices and local environmental and climatic conditions.

Bruinsma--Bruinsma was established in 1934 and was acquired by Seminis in December 1994 along with Asgrow. Bruinsma's reputation was built on its high-quality, protected crop varieties. Protected farming is a practice in which crops are grown from high-value seed in greenhouses or tunnels. This practice continues to expand worldwide and is particularly reflected in European markets, where protected growing is an effective means of meeting consumer demand for fruits and vegetables with premium appearance. Bruinsma focuses on the development and marketing of cucumber, eggplant, pepper and tomato varieties.

California--California was established in 1972 by Petoseed. California is best known for seeds bred to meet the consumer preferences and farming practices of the Middle East. The California brand concentrates on cucumber, melon, pepper varieties, squash and tomato.

Choong Ang--Choong Ang was established in 1946 and was acquired by Seminis in 1998. Choong Ang is one of the top fruit and vegetable seed brands in South Korea. This brand has market strength in Chinese cabbage, hot peppers, oriental melon, radish and watermelon.

Genecorp--Genecorp was established in 1982 and was acquired along with Asgrow in December 1994. Genecorp is a lettuce seed specialist with a significant market share in the western United States, a region that contains 95% of domestic lettuce acreage.

Horticeres--Horticeres, as a brand of the Agroceres vegetable seed business, was acquired by Seminis in 1998. Horticeres is a leading brand in Brazil where it is known for beans, lettuce, okra, tomato and tropical cauliflower.

Hungnong--Hungnong was established in 1936 and was acquired by Seminis in 1998. Hungnong is a leading vegetable seed brand in South Korea. Hungnong is known for its strength in broccoli, cabbage, Chinese cabbage, hot peppers and oriental radishes. Twenty-five percent of Hungnong's sales occur outside of South Korea, with five percent outside Asia, primarily in the United States.

LSL PlantScience--LSL PlantScience was formed in 1998 through an alliance with LSL Biotechnologies. LSL PlantScience is known for its DiVine Ripe brand of tomatoes which offer delayed ripening characteristics for vine-ripened flavor and increased shelf-life. In addition to marketing LSL PlantScience's tomato varieties, Seminis obtained access to LSL PlantScience's existing research and technology agreements. LSL PlantScience varieties are marketed worldwide.

Nath Sluis--Seminis acquired a 90% equity interest in Nath Sluis in 1998. Nath Sluis breeds, produces and markets fruits and vegetables specifically for the Indian market.

Seneca--Seneca was acquired by Seminis in 1997. Seneca focuses on hybrid sweet corn for the United States and Canadian markets.

Yates--In 1997, Seminis acquired a 20% interest in the Yates Vegetable Seed Company. This company breeds cauliflower, lettuce and onions for the Australian, European and North American markets. Yates also distributes the Asgrow and Genecorp brands in Australia.

SALES AND MARKETING

Seminis' product sales are widely diversified geographically, with Europe representing the largest percentage of total sales outside of North America. The table below illustrates the breadth of Seminis' products and sales for each geographic region.

Fiscal 1998 Net Seed Sales by Region

                                                           ------------------------------------------------------------
                                                                                                      FISCAL 1998
                                                                               FISCAL 1998           NET SEED SALES
                                                                              NET SEED SALES     GROWTH VS. FISCAL 1997
                                                            FISCAL 1998     AS A PERCENTAGE OF       NET SEED SALES
IN MILLIONS                                                NET SEED SALES    TOTAL NET SALES        AS A PERCENTAGE
GEOGRAPHIC REGION                                          --------------   ------------------   ----------------------
North America............................................          $155.2                36.2%                    11.0%
Southern Europe..........................................            88.1                 20.6                      5.8
Northern & East Europe...................................            50.2                 11.7                     21.6
Middle East/North Africa.................................            35.5                  8.3                     19.6
South America............................................            24.9                  5.8                     34.2
Asia/Rest of World.......................................            29.9                  7.0                     67.7

Seminis reinforces its brands' market positions through strategic planning, pricing and communications. Seminis believes that, with its strong brands, it has an advantage in the marketplace when introducing new products. The reliability and trust associated with its brands can lend credibility to new product claims.

Seminis' strategy of providing differentiated products and services to its customers through its multiple brands is reflected in its approach to sales and marketing. Each brand has its own separate and distinct sales force, product managers and marketing team. Along with separate breeding and product development, each brand team focuses on offering differentiated products and services to meet the needs of a wide range of customers.

Seminis sells its brands worldwide by using a multi-level distribution strategy involving direct sales, dealers, distributors and importers. Largely driven by local market needs, Seminis' distribution strategy for each geographic region is designed to maximize the market penetration of its brands. Seminis' North American sales are mainly concentrated in the Asgrow and Petoseed brands. The Petoseed brand is sold primarily through dealers and the Asgrow brand is sold primarily direct to growers. Each brand has a distinct North American sales force. In Europe, Royal Sluis, Petoseed and Asgrow are typically sold through direct sales groups. In the Middle East, Petoseed is Seminis' top brand and is sold through distributors.

While the majority of its sales are direct to growers, Seminis also fosters close relationships with dealers and distributors. Where there is a market need, Seminis uses these dealers as an outside direct sales force. Dealers extend the Seminis brands' ability to reach growers in areas where there are geographic or other limitations to direct sales efforts. Seminis is highly selective in the dealers and distributors chosen to represent its brands. Dealers are selected based on shared vision, technical expertise, local market knowledge and financial stability. In addition, Seminis builds dealer/distributor loyalty through an emphasis on service, access to breeders, joint trials, ongoing training and extensive promotional material support.

Seminis' marketing communications department coordinates all advertising, public relations and publicity activities for Seminis and its brands. Seminis believes it has the fruit and vegetable seed industry's largest in-house communications arm, enabling it to provide highly targeted promotional support to its sales and marketing efforts worldwide.

ACQUISITIONS

All of the sectors of the agricultural industry have experienced significant consolidation during the past several years. Consolidation at the upstream end of the production chain--among chemical, seed and biotechnology companies--has been driven primarily by developments in agricultural technology and the need to secure access to the best available seed germplasm.

In agronomic crops such as corn, cotton, soybeans, wheat and rice, the consolidation has been led by major agrochemical/ biotechnology companies such as Monsanto, Dow, DuPont and Hoechst (AgrEvo). These companies have invested in the seed industry to access delivery systems for their biotechnology products. Access to the best available germplasm has become a key competitive priority in the industry. In fruit and vegetable crops, access to germplasm is an equally important competitive issue. The company with access to the best available germplasm will have the strongest position in the delivery system for future generations of biotechnology products.

Seminis has been at the forefront of the consolidation of the fruit and vegetable seed industry and has completed nine acquisitions to date. Seminis has historically used acquisitions as a cost-efficient means of adding developed and proven products to its portfolio, gaining access to or ownership of key technology, patents and germplasm collections and entering new and established markets. The transactions completed in fiscal 1998 exemplify this point. First, the purchase of a 50% stake in LSL PlantScience added a new line of tomato varieties. Similarly in fiscal 1998, the acquisition of two South Korea-based companies, Hungnong and Choong Ang, strongly enhanced Seminis' line of products for the Asian market and provides products to meet the growing worldwide demand for Asian fruits and vegetables. Also in 1998, Seminis' purchase of 90% of the equity of Nath Sluis significantly increased Seminis' presence in India. Finally, in October 1998, the acquisition of the Agroceres vegetable seed business strengthened Seminis' presence and product lines in South America, a region that requires special varieties developed for tropical and subtropical climates.

As the leading fruit and vegetable seed company, Seminis believes it is well positioned to benefit from continued consolidation of the fruit and vegetable seed industry. In order to expand the breadth and depth of its product line, Seminis expects to continue targeting strategic acquisitions and alliances that supplement its product line and expand its customer base.

NEW PRODUCT DEVELOPMENT

Seminis utilizes both traditional breeding and biotechnology to create continuous new product innovations. Seminis focuses its internal product development activities on products that are likely to have practical market applications, create significant market value, command premium pricing and capture leading local market share.

Seminis currently owns or has pending over 90 patents in such areas as virus resistance, product quality, breeding technology, gene expression, cell selection and resistance genes. In addition, Seminis has protected more than 145 varieties under plant variety protection laws.

Through its research and development efforts, Seminis has introduced over 300 new products in its last three fiscal years. Principal new products are listed in the following table.

Principal New Products Introduced in Last Three Fiscal Years
--------------------------------------------------------------------------------

BRAND           SPECIES              VARIETY        TARGET REGION
-----           -------------------  -------------  -----------------------------------------
Asgrow          Beans                Carlo          United States/Italy
                Broccoli             Legacy         California/Europe
                Carrot               Snakpak        California
                Fresh Market Tomato  Florida 47     Florida
                Pea                  Cabree         United States/United Kingdom/Italy/France
                Pea                  Kalamo         United States/Italy/France
                Pickling Cucumber    Discover       United States
                Pickling Cucumber    Excel          United States
                Pickling Cucumber    Vlaspik        United States/Brazil/Mexico
                Pickling Cucumber    Vlasstar       United States/Mexico/North Africa
                Processing Tomato    Carpio         Spain
                Sweet Corn           Temptation     United States/Canada
                Sweet Pepper         Enterprise     Florida
                Watermelon           Starbrite      United States/South America/Italy
Bruinsma        Lettuce              Tibet          Italy/France
                Slicing Cucumber     Bronco         Northwest Europe
Petoseed        Broccoli             CMS Liberty    California/Mexico
                Fresh Market Tomato  Bond           Europe
                Fresh Market Tomato  Ginan          Middle East
                Fresh Market Tomato  Synergie       Europe
                Fresh Market Tomato  Yaqui          Mexico
                Hot Pepper           Grande         Mexico
                Hot Pepper           Tula           Mexico
                Lettuce              Sharp Shooter  California/Arizona
                Long Day Onion       Vision         Northwest United States
                Short Day Onion      Mercedes       Texas/Mexico/South America
                Sweet Pepper         X3R Camelot    Florida
Royal Sluis     Bean                 Lausanne       Europe
                Beans                Valence        Europe
                Fresh Market Tomato  Bodar          South Europe/Spain
                Fresh Market Tomato  RS 912824      West Africa/East Africa
                Pickling Cucumber    Mathilde       Eastern Europe
                Spinach              Chica          Europe
                Spinach              Laska          Europe

The following table outlines selected products under development for production over the next two to three years.

Selected Products in Development
--------------------------------------------------------------------------------

SPECIES           FEATURE                                      EXPECTED BENEFIT
-------  --------------------------  ---------------------------------------------------------------------
Broccoli Cytoplasmic male sterility  Lower production costs; increased product uniformity
Cabbage  Cytoplasmic male sterility  Increased yield; lower production costs; increased product uniformity
         Fungal disease resistance   Increased yield; lower production costs; increased product quality
Carrot   Disease resistance          Increased yield; lower production costs
         Improved flavor             Consumer benefit
Lettuce  Fungal disease resistance   Increased yield; lower production costs
Melon    Multiple virus resistance   Increased yield; lower production costs; increased product uniformity
         Extended shelf-life         Consumer benefit; reduced spoilage
Onion    Disease resistance          Increased yield; lower production costs
Pea      High sugar                  Better taste
Pepper   Bacterial disease           Increased yield; lower production costs
         resistance
Spinach  Tolerance to yellowing and  New market opportunity
         over-wintering
Squash   Multiple virus resistance   Increased yield of marketable quality fruit
Tomato   Virus resistance            Increased yield; market expansion
         Multiple disease            Increased yield; lower production costs
         resistance
         High (LOGO)-carotene        Consumer health benefit
         High lycopene               Consumer health benefit
Watermelon Genetic male sterility    Increased product uniformity

Product Development Strategy

Seminis' new product development efforts utilize traditional breeding, proprietary technology, biotechnology, genomics and plant pathology to introduce innovative products to the marketplace in an efficient and cost-effective manner. Seminis augments its internal product development efforts through technological alliances with leading companies, research institutions and universities. Seminis believes that its internal research and development capability and access to innovative technology, coupled with its extensive germplasm bank, position it to best meet the changing demands and preferences of growers and end-consumers and increase its market share and global reach.

Product Development Platform

Seminis conducts research and development activities in 70 locations throughout the world, including 20 in North America, 16 in Europe, three in the Middle East, three in South America and 28 in Asia. By diversifying its research and development geographically, Seminis is able to take advantage of local breeding characteristics and many different microclimates. It is also better able to tailor its products to local tastes and preferences.

Each world area has unique requirements for the production of fruits and vegetables. These requirements are driven by local environmental conditions such as temperature or rainfall as well as local consumer preference such as that for very sweet pink tomatoes in Japan or more acidic red tomatoes in Italy. Seminis maintains a proprietary database that contains information on local production and local consumer needs. From this database, plant breeders and marketing and sales personnel design new products to meet the needs of the market.

Seminis has the largest research and development staff in the fruit and vegetable seed industry, with over 850 people employed in research and development functions, including over 150 professionals with Ph.D. or M.S. degrees, with 103 plant breeders, 20 biotechnologists and 18 pathologists. Seminis' plant breeding staff is structured by brand and, within each brand, by species, to maintain brand focus and adequately respond to changing consumer demands and preferences. All plant breeders regardless of their brand affiliation have access to technology developed from Seminis' biotechnology, biochemistry and pathology laboratories. Seminis fosters competition among its brands and breeders to ensure that new product development is achieved in an aggressive timeframe.

Germplasm

Seminis owns what it believes is the largest fruit and vegetable germplasm bank in the world. Seminis' germplasm bank is its key strategic asset. Germplasm, Seminis' bank of genetic information, is contained in millions of seeds. These seeds capture the characteristics of fruits and vegetables grown for Seminis' customers in different regions of the world, including input traits (resistance to pests and adverse weather conditions) and output traits (crop yield, color, texture, flavor and ready-to-eat convenience). This extensive germplasm bank is extremely difficult to replicate, having been developed through more than 100 years of intense research and development effort.

The merger of the Petoseed, Asgrow and Royal Sluis germplasm, plus the additions of germplasm from Bruinsma, Seneca, Hungnong, Choong Ang, Nath Sluis, LSL PlantScience and the Agroceres vegetable seed business, has created a very diverse germplasm bank. The strength of Seminis' germplasm bank is its diversity of materials available and the gene characteristics contained in the materials. Seminis' breeders utilize its germplasm, as well as its proprietary technologies, to develop innovative products suitable to the needs of different markets and conditions. Seminis' extensive germplasm bank is the basis for its continued growth.

Technology

Seminis' product development technology positions it as one of the leaders in agricultural innovation. The time and capital required for the development of new products represent the most formidable barrier to entry in the fruit and vegetable seed industry. On average, it takes eight generations of crossing and selection (between five to twelve years) for a proprietary variety to reach commercial viability. Seminis works to minimize failure in the market by focusing on identifiable market needs, while reducing time-to-market and development costs. Seminis employs biotechnology, biochemistry, tissue culture, dihaploids, cytoplasmic male sterility and molecular markers to enhance its traditional breeding programs and improve the efficiency of its new product development efforts.

Breeding -- Seminis maintains significant breeding programs for over 60 major fruit and vegetable species that yield over 300 different varieties each year. No other company produces as many products in the fruit and vegetable line. Seminis' breeding strategy is to create fruit and vegetable hybrids and varieties with combinations of traits that are superior to principal competitor hybrids and varieties and that meet or anticipate the changing demands of the market. These improved traits include varieties that are economical to produce, have high field and marketable yields, possess superior disease resistance, environmental tolerance and nutritional traits and have long shelf lives, superior processing characteristics and consumer benefits such as improved taste, appearance and nutrition and ready-to-eat convenience.

Plant and Genetic Technology -- Through the use of its proprietary processes, Seminis enhances the efficiency of its breeding programs by enabling its breeders to identify and incorporate important traits into the breeding line, while significantly reducing the lead-time necessary to introduce commercially viable products. These proprietary processes include the use of tissue culture, dihaploid breeding, cytoplasmic male sterility, molecular markers and biotechnology and genomics.

- Tissue Culture -- Tissue culture is a laboratory technique that enables plants to be grown from plant tissue, such as a leaf or bud, rather than a seed. Tissue culture reduces the loss of plants, speeds up breeding cycles, reduces costs and allows the maintenance of parental inbreds that have difficulty in producing seed. Tissue culture is used in the following breeding programs: broccoli, brussel sprouts, cabbage, carrots, cauliflower, celery, cucumbers, leeks, lettuce, melon, onions and squash.

- Dihaploid Breeding -- Plants with two identical sets of chromosomes -- dihaploids -- are highly desirable in plant breeding due to the uniformity of their genetic information. The formation of dihaploids typically occurs only under laboratory conditions. When dihaploids are used in a breeding program, all future progeny will be genetically identical, thereby increasing the uniformity of the crop. Using dihaploids in a breeding program reduces the breeding cycle by up to 50%. For example, a dihaploid breeding program for biennial crops can reduce breeding from 16 years to 8 years; with annual crops, a dihaploid program reduces a normal breeding program from 11 years to 7 years. Seminis currently utilizes dihaploids in the commercial development of its hybrid products including broccoli, cabbage, cauliflower, Chinese cabbage, eggplant, lettuce, melon, onion, pepper and radish.

- Cytoplasmic Male Sterility or CMS -- CMS is a genetic feature that blocks development of the male (pollen) part of flowers. The resulting plants are only female fertile, which allow them to be efficiently crossed with pollen from another plant ensuring the proper cross is made. The use of CMS technology during commercial seed production increases hybrid purity, accelerates the production time for a seed crop and improves product uniformity. The grower also benefits by having a more consistent and uniform crop. Seminis currently utilizes CMS technology commercially to produce broccoli, cauliflower and hot pepper hybrids. Since the hybrids are usually sterile, this technology also protects Seminis' germplasm by preventing its reproduction in second generations.

- Molecular Markers -- Molecular marker technology integrates molecular biology and information systems with plant breeding to identify important genetic sequences and "tag" them so that they can be readily found in seeds or plant tissue without growing the plant itself. Molecular markers are used for genetic identification of proprietary products and verification that the correct product was produced. They are also used to increase the precision and speed of developing superior varieties through selection. Seminis employs molecular markers in five species.

- Biotechnology and Genomics -- Biotechnology, or genetic engineering, allows for the identification and direct transfer of a specific gene into a plant. An individual company's competitive position in biotechnology is reflected in its ability to access genes that determine specific characteristics and to develop efficient gene transfer systems to create transgenic plants.

  Seminis has focused its initial biotechnology efforts in Roundup Ready(R)(herbicide tolerant) weed control, virus resistance, insect resistance, fungal disease resistance and quality traits, such as long shelf life. Seminis' principal sources of genes (traits) are technology licensing agreements or research collaborations with private companies, research institutions and universities.

  Given the large number of different species of fruits and vegetables in Seminis' product line, Seminis has focused its efforts in biotechnology on developing rapid and reliable methods to introduce new genes into a wide array of species. Seminis employs scientists with expertise in biology, biochemistry, molecular biology and plant sciences to develop techniques to introduce new genes into plants and produce viable progeny. Seminis believes that it has the world's leading capability in gene transfer techniques in fruits and vegetables.

  Genomics, the next wave of biotechnology, allows for the expansion of biotechnology's application from single genes to families of genes. Many important traits involve gene families such as yield, fruit development and flavor. Genomics integrates knowledge about a gene family structure and its function or trait, thereby allowing for the trait to be more easily bred into related plant species or transferred by way of genetic engineering to other plant species. Seminis' activity in genomics is largely concentrated in its molecular markers program.

Plant Pathology -- Fruits and vegetables are susceptible to diseases that can affect yield as well as quality of the final product. In order for Seminis' plant breeders to develop fruit and vegetable varieties resistant to diseases, Seminis believes it has established the largest plant pathology group in the industry to identify and understand diseases important in fruits and vegetables. With 18 scientists in a network of laboratories throughout the world, Seminis is currently working on more than 100 different diseases, targeting those that have the greatest impact on commercial fruit and vegetable production.

As a result of these efforts, Seminis leads the industry with the widest range of disease resistant hybrids that require reduced or no chemical applications while enhancing growers' yield potential. Its plant pathology resources also enable Seminis to maintain rigorous quality control standards. All seed-lots are screened for a wide variety of diseases that could be carried on the seed. Lots that may be contaminated are treated to destroy the disease organisms or are destroyed.

STRATEGIC RELATIONSHIPS

Seminis actively seeks access to technology applicable to fruits and vegetables from companies, research institutions and leading universities. Either directly or through ELM, Seminis has over 100 technology agreements providing it access to germplasm, genes, technology, patents and proprietary knowledge. Seminis' major strategic relationships include technology agreements with Monsanto, the John Innes Center, DNAP Holding Corporation, an ELM affiliate, and Mendel Biotechnology, Inc. As a result of its broad technology alliances, Seminis has relative freedom to operate in the fruit and vegetable seed market.

Monsanto Technology Collaboration Agreement. Monsanto is a worldwide manufacturer and seller of a diversified line of agricultural products, nutrition and consumer products and pharmaceuticals, with leading agricultural biotechnology. Monsanto has made significant investments in the development of technologies useful in the identification, transfer and expression of genes in plants. Monsanto and ELM executed a worldwide, non-exclusive agreement in January 1997 which provides Seminis access to Monsanto biotechnology applied to fruits and vegetables. Seminis gains early insight into new technologies being developed by Monsanto for agronomic crops that can also improve the input and quality characteristics of fruits and vegetables.

Through the agreement, Seminis has access to numerous Monsanto patents and pending patents covering the use of certain selectable markers, a range of promoters, which control gene expression and the agrobacterium transformation system, a common means of transferring genes into plants. It also has access to a range of valuable traits such as Roundup Ready(R) weed control, Bt insect resistance and genes for disease control and quality traits. By partnering with Seminis, Monsanto is able to leverage its research and development investment across the broadest spectrum of crops.

John Innes Center Technology Agreement. The John Innes Center and Sainsbury Laboratory (collectively, "JIC") are premier agricultural research institutions located in Norwich, England. JIC has built a substantial technology position for traits involved in improving plant yield, quality and growth characteristics of vegetable crops. On December 1, 1997, JIC and ELM entered a five-year agreement which provides ELM and its affiliates with access to significant plant disease control technology that will improve its capability to develop broad fungal disease resistance and enhanced nutritional and health benefits from vegetables.

DNAP Holding Corporation Research Agreement. DNAP is a biotechnology company focused on developing novel genes for seed and vegetatively propagated plants like strawberries, bananas and grapes. Under the research agreement between DNAP and Seminis, Seminis funds research at DNAP for specific fruit and vegetable crop projects, principally in early stage molecular biology research related to the introduction of Monsanto genes into fruits and vegetables. The agreement also provides access to other genes and technologies including transwitch technology, pea and pepper transformation and agrobacterium transformation. The results of this funded research are the exclusive property of Seminis. Under the terms of the agreement, Seminis pays royalties on all products that are commercialized using DNAP technology.

Mendel Biotechnology Equity Participation and Research Agreement. Mendel Biotechnology studies the structure and function of genes using a mustard plant species, Arabidopsis thaliana. This plant is particularly well suited for basic discovery research due to its small size and simple genetic structure. Seminis has a license agreement with Mendel Biotechnology to access certain genes for the improvement of plant growth and development. In conjunction with ELM's 10% equity stake in Mendel Biotechnology, ELM and Mendel Biotechnology have a technology agreement which provides Seminis with access to genes and technology developed by Mendel Biotechnology's genomics effort in fruits and vegetables.

Other Technology Agreements and Collaborations. Seminis actively develops collaborations and acquires technologies from private corporations, research institutions and leading universities. Seminis believes that its investment in technology agreements and collaborations reduces the cost and risk normally associated with new product development, as Seminis utilizes collaborators for most of its basic research. Seminis typically shares the value created as a result of its agreements and collaborations with its partners once a product reaches commercialization.

PRODUCTION AND OPERATIONS

Seminis typically contracts with seed growers to produce its seeds. It also produces seed on company-owned farms. Seminis provides the producer with male and female "parent" lines, which are multiplied into commercial quantities of hybrid seed. The producer returns the hybrid seed to Seminis for cleaning and packaging prior to sale to the customer.

Seminis' seeds are produced both domestically and internationally in over 30 countries in the Northern and Southern Hemispheres, to mitigate growing risks associated with weather or disease in any one region. In the United States, Seminis produces seed in Arizona, California, Idaho, Oregon and Washington through contract production with high-quality, dependable growers. Seeds are produced internationally through subsidiaries in Argentina, Canada, Chile, China, Czech Republic, Ecuador, France, Germany, Guatemala, Hungary, Italy, Japan, Latvia, Mexico, Moldova, New Zealand, Peru, Romania, Slovakia, South Africa, South Korea, Thailand, The Netherlands and Turkey, and through exclusive agents using proprietary Seminis technology in Australia, Canada, China, Denmark, India, Israel, Italy, Taiwan, Tanzania and Vietnam.

By geographically diversifying its production facilities, Seminis can schedule its planting on a year-round basis, maximize yield, reduce inventory requirements and ensure adequate supplies. In addition, Seminis ensures availability of quality products throughout the world by maintaining production capabilities for each variety in two locations in each hemisphere. For example, a new variety with strong, unanticipated demand in the Northern Hemisphere can be supplied by using additional production from the Southern Hemisphere. Alternatively, acreage that was planned to produce tomato seed could be switched into pepper seed production if excess tomato seed enters the marketplace.

Seminis controls contract production by providing on-site management and technical personnel to oversee the production process. Seminis also supplies producers with stock seed, specialized hybridizing techniques and specialized sowing and harvesting equipment to ensure product quality. Production is split among numerous species, ranging from hand-labor intensive hybrid crops such as peppers and tomatoes, to machine planted and harvested seed crops such as peas, beans and corn. Product quantities are determined by a three-year sales forecast, product safety stock in inventory and the production history for the region and product.

Seminis has its main processing facilities in California, Chile, Idaho and The Netherlands, and auxiliary processing centers in New Zealand and South Korea. The location of seed processing centers is intended to facilitate the flow of seed from production areas to major markets. Seminis has recently employed a logistics system integrating the planning functions in production, operations and sales. The implementation of this system is expected to provide real time information about inventory from crop in ground to finished and available inventory for sales over a three-year time horizon. Using better information systems and efficient capacity utilization, Seminis expects to complete the consolidation and rationalization of its operations over the next two years.

Incotec
Incotec Inc., a subsidiary of Seminis, provides sophisticated seed enhancement technology to the seed industry. Incotec offers products for precise sowing, improved seed emergences and germination. Incotec enhances seed performance by applying fungicides or other chemicals and protective coatings to protect against disease or improve a seed's germination behavior. Incotec also pelletizes seeds to make them uniform and, therefore, more suitable for precision sowing equipment. This technology helps growers worldwide increase their productivity and profits by allowing them to obtain better crop uniformity, even under inconsistent climate and field conditions.

Incotec pioneered seed priming--a technology that accelerates germination--nearly 30 years ago. Today, Incotec offers diversified technology to serve the fruit and vegetable, flower and tobacco seed industries. Incotec expects to achieve future growth through investment in new seed enhancement technology and product development, a stronger presence in the agronomic seed enhancement market and the pursuit of strategic alliances with outside technology suppliers and the agricultural chemical industry.

QUALITY ASSURANCE

Seminis' extensive quality assurance program provides growers with confidence in seed performance. Seminis' seeds undergo a rigorous quality assurance program, which includes extensive field and greenhouse variety identification trials, physiological and pathology tests and other sophisticated laboratory techniques using genetic marker technology. Seed quality is monitored thoroughly through methods ranging from inspection of the parent plants for health and genetic purity to harvest and sale of only the most vigorous seed.

Once harvested and conditioned, seeds are evaluated and certified by technicians, pathologists and other scientists for characteristics such as genetic purity, physical purity, germination, moisture content, vigor and the absence of seed-borne diseases. This program ensures that Seminis seeds produce plants that have high yields, are tolerant to drought, insects and diseases and efficiently use soil and water nutrients.

Seminis has begun an ISO 9000 certification effort, which will result in standardized quality systems throughout Seminis. These systems are aimed at building quality into the product at each stage of research, production and operations. Seminis expects to earn ISO 9000 certification for certain of its operations in mid-1999.

COMPETITION

Seminis faces substantial competition from technological advances by competitors such as other seed companies, chemical and pharmaceutical companies and biotechnology companies, many of which have substantially greater resources than Seminis. To remain competitive, Seminis expends substantial resources for research and development and strives to maintain technological alliances. Seminis also competes on the basis of pricing and financial terms.

INTELLECTUAL PROPERTY

Seminis uses a wide array of technological and proprietary processes to enhance its germplasm and product development programs. These technologies and proprietary processes enable Seminis to create novel product concepts and reduce the time to market by, in many cases, two to five years. Seminis currently owns or has pending over 90 patents in such areas as virus resistance, product quality, breeding technology, gene expression, cell selection and resistance genes. In addition, Seminis has protected more than 145 varieties under plant variety protection laws.

Intellectual property rights protect Seminis products and technologies from use by competitors and others. Intellectual property rights of importance for Seminis include utility patents, registrations under plant variety protection laws and trade secrets. Intellectual property rights focus on open-pollinated varieties, parental lines, traits and gene technologies related to hybrid varieties, novel traits, novel breeding technologies, molecular markers and disease resistance.

Seminis intends to continue developing comprehensive intellectual property and protection through utility patents, including key varieties and parent lines. Seminis will also aggressively expand protection of its varieties and parent lines through plant variety rights.

REGULATION

The developing, testing and commercialization of seed products are subject to legislation and regulation in various countries. These regulations may govern genetic exclusivity, environmental concerns, product viability and performance. While regulation adds a cost of doing business to the industry, it also provides protection for research and development investment in new products, thereby encouraging continued new product development.

Registration Process
Variety registration varies from country to country, but generally each variety must be phenotypically unique. That is, the size, color, maturity and quality must be verifiably different from the varieties that already exist in the market. Once a variety is registered it cannot be changed. In the United States, the registration process is voluntary and determination that a variety is unique is left to the breeder. In Europe the registration process is regulated and determination of uniqueness is made in official trials.

Phytosanitary Certification
The purpose of phytosanitary requirements is to prevent the spread of plant diseases that can be carried on seed or other plant tissue. Each seed-producing country has agricultural inspectors that check the seed crops for the presence of specified diseases. After these crops are harvested, laboratory tests are also conducted to ensure that the seed is clean. Having passed the inspection and lab tests, the department or ministry of agriculture of the producing country issues a phytosanitary certificate stating that the seed is free of specified diseases. Importing countries then allow the seed to cross their borders on the basis of these certificates.

PROPERTIES/FACILITIES

Seminis' principal office is located in a company-owned facility in Saticoy, California and plans to relocate this facility to Oxnard, California in 1999. Seminis' main open-field production facilities are located in Chile, Mexico and Peru. Seminis' main greenhouse production facilities are located in Chile, France, Mexico and The Netherlands.

Seminis maintains several processing facilities throughout the world, equipped to handle seed cleaning, sizing, treating, testing and packaging. Seminis' main processing facilities are in California, Idaho, Washington and The Netherlands. Seminis also owns nine other facilities in six countries.

Seminis conducts its research primarily at six company-owned research centers in France, Italy, South Korea, The Netherlands and the United States. Seminis owns 49 and leases 21 additional research facilities.

EMPLOYEES

As of December 31, 1998, Seminis had approximately 3,000 employees. Seminis believes it has good relations with its employees.

LEGAL PROCEEDINGS

Seminis is involved from time to time as a defendant in various lawsuits arising in the normal course of business. Seminis believes that no current claims, individually or in the aggregate, will have a material adverse effect on Seminis' business, results of operations or financial condition.

In November 1998, Seminis received notice from Monsanto of a complaint filed by Pioneer Hi-Bred International, Inc. in the United States District Court for the Southern District of Iowa against Asgrow Seed Company LLC. The complaint alleges violations of the Lanham Act, misappropriation of trade secrets and other common law causes of action. Monsanto claimed that certain indemnities provided by Seminis to Monsanto in connection with Seminis' sale of the Asgrow agronomics business to Monsanto covered the claims in Pioneer's complaint. Also in November 1998, Seminis provided notice to Pharmacia & Upjohn that in connection with Seminis' acquisition of the Asgrow Seed Company and the subsequent sale of the Asgrow agronomics business Upjohn agreed to indemnify Seminis and Monsanto in connection with the matters asserted in Pioneer's complaint. Seminis is currently investigating this matter and is in discussion with Pharmacia & Upjohn and Monsanto. Seminis does not believe that it has any material exposure in connection with this matter.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information with respect to the directors and executive officers of Seminis as of January 31, 1999.

---------------------------------------------------------------------------------------------------------
NAME                                         AGE                            TITLE
---------------------------------------------------------------------------------------------------------
Alfonso Romo Garza.........................  47     Director and Chairman of the Board
Alejandro Rodriguez Graue..................  47     Director, President and Chief Operating Officer
Francisco Gonzalez Sebastia................  66     Director
Bernardo Jimenez Barrera...................  43     Director
G. Carl Ball...............................  76     Director
George Carl Ball, Jr.......................  46     Director
Dr. Peter Davis............................  54     Director
Frank J. Pipp..............................  73     Director
Dr. Eli Schlifer...........................  67     Director
Eugenio Najera Solorzano...................  51     Director
Christopher J. Steffen.....................  56     Director
James M. Larkin............................  49     Vice President and Chief Financial Officer
Dr. Allen Stevens..........................  63     Vice President--Research and Development
Jordi Majo.................................  49     Vice President--Europe, Middle East, and North
                                                    Africa, Sales
James H. Hulbert...........................  43     Vice President--North America
Dr. Mark D. Stowers........................  41     Vice President--Business Development

ALFONSO ROMO GARZA has been Chairman of the Board and a director of Seminis since October 1995. Mr. Romo has been Chief Executive Officer of Pulsar Internacional, S.A. de C.V., a holding company and affiliate of ELM, since
               . Mr. Romo is a director of ELM.

ALEJANDRO RODRIGUEZ GRAUE has been a director of Seminis since May 1998. Mr.
Rodriguez has been President of Seminis since           . Mr. Rodriguez has been
President and Chief Operating Officer of Seminis Vegetable Seeds, Inc. ("SVS"), a subsidiary of Seminis, since February 1997. From 1992 to 1997, Mr. Rodriguez was the General Director (Chief Operating Officer) of Agro industrias Moderna, S.A. de C.V., a subsidiary of ELM.

FRANCISCO GONZALEZ SEBASTIA has been a director of Seminis since October 1995. Mr. Gonzalez has served as an advisor to ELM since February 1997. From October 1995 to February 1997, he served as the Chief Executive Officer of Seminis. From January 1994 to October 1995, Mr. Gonzalez served as Chief Executive Officer for the Agrobiotechnology Division of ELM. Mr. Gonzalez is a director of ELM and DNAP.

BERNARDO JIMENEZ BARRERA has been a director of Seminis since October 1995. Mr. Jimenez has been the Chief Executive Officer, Chairman of the Board and a
director of DNAP since October 1997. Since                , he has also served
as the General Director (Chief Operating Officer) of the Agrobiotechnology Division of ELM. From 1993 to 1996, Mr. Jimenez served as head of the Industrial Banking Division of the Vector Group, a financial services company in Mexico which is affiliated with ELM, the Vice President of New Business Development for Pulsar and the Chief Financial Officer of ELM.

G. CARL BALL has been a director of Seminis since October 1995. Mr. Ball was Chairman of the Board of Geo. J. Ball, Inc. from 1962 until its merger with Seminis in October 1995. G. Carl Ball is the father of George C. Ball, Jr.

GEORGE C. BALL, JR. has been a director of Seminis since October 1995. Mr. Ball is currently President and Chief Executive Officer of W. Atlee Burpee Company. Mr. Ball was a director of Geo J. Ball, Inc. from 1989 until its merger with Seminis in October 1995. Mr. Ball also served a two year term as Chairman of the Board of Petoseed. George C. Ball, Jr. is the son of G. Carl Ball.

DR. PETER DAVIS has been a director of Seminis since October 1995. From 1975 to 1994, Dr. Davis was a member of the faculty of the Wharton School of the University of Pennsylvania. Dr. Davis has been President of the Family Business Group

Inc., a consulting firm specializing in strategic issues for closely-held companies, since May 1986. Dr. Davis is a member of the executive committee of Pulsar and a director of DNAP.

FRANK J. PIPP has been a director of Seminis since December 1995. Mr. Pipp has been a consultant to Xerox Corporation since 1988. From 1980 to 1988, Mr. Pipp was Corporate Officer, Group Vice President of Xerox responsible for worldwide product development and manufacturing. Mr. Pipp is a director of Advanced Hi-Tech, Inc., AAVID Thermal Technologies Inc., Nypro, Inc., Juran Institute and is Chairman of the Board of Optical Dynamics Corporation.

DR. ELI SCHLIFER has been a director of Seminis since January 1997. Dr. Schlifer
has been a member of the executive committee of Pulsar since             .

EUGENIO NAJERA SOLORZANO has been a director of Seminis since May 1998. Since August 1997, Mr. Najera has been in charge of new business development at ELM.
From             to October 1995, Mr. Najera was the Chief Executive Officer of
Cigarrera La Moderna, S.A. de C.V. Mr. Najera is a director of ELM.

MR. CHRISTOPHER J. STEFFEN has been a director of Seminis since January 1997. Since December 1996, Mr. Steffen has been a business consultant. From May 1993 to December 1996, Mr. Steffen was Vice Chairman and a director of Citicorp, predecessor to CitiGroup, N.A., and its principal subsidiary, Citibank N.A.. Prior to that, Mr. Steffen served as Senior Vice President and Chief Financial Officer of the Eastman Kodak Company from February 1993 to May 1993 and Executive Vice President, Chief Financial and Administrative Officer and a director of Honeywell, Inc. from April 1989 to February 1993.

JAMES M. LARKIN has been Vice President and Chief Financial Officer of Seminis since October 1995 when Petoseed was acquired as part of Seminis' merger into Geo. J. Ball, Inc. From 1989 until such merger, Mr. Larkin served as Vice President and Chief Financial Officer of Petoseed.

DR. ALLEN STEVENS has been Vice President--Research and Development of Seminis
since             1999. Dr. Stevens has been Vice President of Research of SVS since October 1995 when Petoseed was acquired as part of Seminis' merger into Geo. J. Ball, Inc. Dr. Stevens joined Petoseed as Vice President of Research in 1989.

JORDI MAJO has been Vice President--Europe, Middle East and North Africa, Sales of SVS since October 1998. Mr. Majo served as Vice President and General Manager, South Europe, Middle East and North Africa from 1981 to 1998, General Manager of Petosluis Iberica from 1995 to 1996 and General Manager of Petoseed Iberica from 1981 to 1995.

JAMES H. HULBERT has been Vice President--North America of Seminis since
            1999. Mr. Hulbert has also served as Vice President of Sales and Marketing for the Americas and Strategic Planning of SVS since 1996. From 1993 to 1996, Mr. Hulbert served as Vice President, Sales for North America and Asia for Seminis and Petoseed which was acquired as part of Seminis' merger into Geo.
J. Ball, Inc.

DR. MARK D. STOWERS has been Vice President--Business Development of Seminis
since             1999. From 1996 to 1999 Dr. Stowers was Vice President World
Wide Marketing of SVS. From 1995 to 1996, Dr. Stowers served as Vice President of Operations and Information of Gargiulo, Inc., a wholly-owned subsidiary of Monsanto. Prior thereto, Dr. Stowers was business director, new products division from Monsanto from 1993 to 1995.

CLASSIFICATION OF THE BOARD OF DIRECTORS

The board of directors is classified into three classes with each class elected to a term of three years, except during an initial phase-in period. The terms of Messrs. Gonzalez, Jimenez, Davis and Schlifer will expire at the 2000 annual meeting. The terms of Messrs. G. Carl Ball, George Carl Ball, Pipp and Steffen will expire at the 2001 annual meeting. The terms of Messrs. Romo, Najera and Rodriguez will expire at the 2002 annual meeting.

COMMITTEES OF THE BOARD OF DIRECTORS

The board of directors has appointed an audit committee and a compensation committee. The current members of the audit committee are Messrs. Pipp, Steffen
and                . The audit committee makes recommendations concerning the engagement of independent public accountants, reviews the results of Seminis' annual audit and reviews with Seminis' independent public accountants Seminis' internal controls and financial management policies. The current members of the
compensation committee are Messrs. Pipp, Steffen and                . The
compensation committee establishes Seminis' general compensation and benefits policy and recommends to the board of directors compensation for Seminis' officers and key employees.

COMPENSATION OF DIRECTORS

Seminis anticipates that following the consummation of the offering, Seminis' outside directors will be paid an annual Board membership fee of $25,000, a fee of $2,500 for each meeting of the board of directors attended and a fee of $750 for each committee meeting attended. Committee chairmen will be paid an additional annual fee of $2,000 and an additional fee of $250 for each committee meeting attended. Outside directors will also be eligible to receive options under the Seminis stock option plan.

EXECUTIVE COMPENSATION

The following table presents certain summary information concerning compensation paid or accrued by Seminis for services rendered in all capacities during the fiscal year ended September 30, 1998 for (1) the President and Chief Operating Officer and (2) the four other most highly compensated executive officers of Seminis who were serving at the end of fiscal 1998 (collectively, the "Named Executive Officers").

Summary Compensation Table

                                                              ---------------------------------------------
                                                                                                  LONG-TERM
                                                                                               COMPENSATION
                                                                                                     AWARDS
                                                                                               ------------
                                                                   ANNUAL COMPENSATION          SECURITIES
                                                              -----------------------------     UNDERLYING
                                                              YEAR    SALARY($)    BONUS($)     OPTIONS(#)
NAME AND PRINCIPAL POSITION                                   ----    ---------    --------    ------------
Alejandro Rodriguez Graue...................................  1998     352,910      706,870          35,046
  President and Chief Operating Officer
James M. Larkin.............................................  1998     249,933      201,940          13,476
  Vice President and Chief Financial Officer
Dr. Allen Stevens...........................................  1998     222,848      107,182          15,251
  Vice President--Research and Development
Jordi Majo..................................................  1998     194,947       99,551           8,095
  Vice President--Europe, Middle East and North Africa,
    Sales
James H. Hulbert............................................  1998     187,443      152,303          12,828
  Vice President--North America

The following table sets forth information regarding stock options granted pursuant to the Seminis, Inc. 1998 Stock Option Plan during the fiscal year ended September 30, 1998 to each of the Named Executive Officers.

Options Granted in Fiscal 1998

                                                ---------------------------------------------------------------------------------
                                                             INDIVIDUAL GRANTS                               POTENTIAL REALIZABLE
                                                --------------------------------------------                     VALUE AT ASSUMED
                                                                PERCENT OF                                           ANNUAL RATES
                                                 NUMBER OF     TOTAL OPTIONS      EXERCISE                         OF STOCK PRICE
                                                SECURITIES      GRANTED TO        OR BASE                        FOR APPRECIATION
                                                UNDERLYING       EMPLOYEES       PRICE PER                     FOR OPTION TERM(3)
                                                  OPTIONS         IN LAST          SHARE       EXPIRATION    --------------------
                                                GRANTED(#)    FISCAL YEAR(1)    ($/SHARE)(2)      DATE       5%($)       10%($)
NAME                                            ----------    --------------    ------------   ----------   --------     ------
Alejandro Rodriguez Graue.....................       35,046              13.1%         18.71      6/30/08
James M. Larkin...............................       13,476               5.0          18.71      6/30/08
Dr. Allen Stevens.............................       15,251               5.7          18.71      6/30/08
Jordi Majo....................................        8,095               3.0          18.71      6/30/08
James H. Hulbert..............................       12,828               4.8          18.71      6/30/08

---------------

(1) Based on an aggregate of 267,181 options granted (net of forfeitures) to employees in the year ended September 30, 1998, including options granted to Named Executive Officers.

(2) The exercise price per share of each option was equal to the fair market value of the Class A common stock on the date of the grant as determined by the board of directors.

(3) Potential realizable values are computed by (1) multiplying the number of shares of Class A common stock subject to a given option by the initial
public offering price of $    per share (the midpoint of the range specified on
the cover of this prospectus), (2) assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire term of the option and (3) subtracting from that result that aggregate option exercise price. The 5% and 10% assumed annual rates of stock price appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent Seminis' estimate or projection of future Class A common stock prices. Actual gain, if any, resulting from stock option exercises and Class A common stock holdings are dependent on the future performance of the Class A common stock, overall stock market conditions and the option holder's continued employment with Seminis through the vesting period. There can be no assurance that the amounts reflected in the table will be achieved.

The following table sets forth information concerning unexercised options held by the Named Executive Officers as of September 30, 1998. The values of unexercised in-the-money options represent the positive spread between the respective exercise prices of outstanding stock options and the initial public
offering price of $     per share (the midpoint of the range set forth on the
cover page of this prospectus).

Fiscal 1998 Year End Option Values

                                                           --------------------------------------------------------------
                                                                NUMBER OF SECURITIES             VALUE OF UNEXERCISED
                                                               UNDERLYING UNEXERCISED            IN-THE-MONEY OPTIONS
                                                           OPTIONS AT FISCAL YEAR END(#)        AT FISCAL YEAR END($)
                                                           ------------------------------    ----------------------------
                                                           EXERCISABLE     UNEXERCISABLE     EXERCISABLE    UNEXERCISABLE
NAME                                                       ------------    --------------    -----------    -------------
Alejandro Rodriguez Graue................................            0            35,046               0
James M. Larkin..........................................            0            13,476               0
Dr. Allen Stevens........................................            0            15,251               0
Jordi Majo...............................................            0             8,095               0
James H. Hulbert.........................................            0            12,828               0

THE 1998 STOCK OPTION PLAN

In early 1998, Seminis adopted a stock option plan, the Seminis, Inc. 1998 Stock Option Plan. The plan provides for the issuance of up to 3,677,150 shares of Class A common stock pursuant to options granted to key employees. If any options granted under the plan expire or terminate prior to exercise, the shares subject to the portion of the option not exercised will be available for subsequent grants. The number of shares and the exercise price per share of Class A common stock that may be issued pursuant to outstanding stock options will be subject to adjustment upon the occurrence of certain events described in the plan. Individuals eligible for awards under the plan shall be key employees, consultants, advisors and members of the board of directors or those who will become key employees, consultants, advisors and members of the board of directors of Seminis or any subsidiary.

The plan is administered by the board of directors, or by a committee of two or more directors of Seminis, as may be appointed by the board of directors. The board of directors (or committee) has broad powers to administer and interpret the plan, including the authority (1) to establish rules for the administration of the plan, (2) to select the participants in the plan, (3) to determine the types of awards to be granted and the number of shares covered by such awards, and (4) to set the terms and conditions of such awards. All determinations and interpretations of the board of directors (or committee) are binding on all interested parties.

Options granted under the plan may be either "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or "nonqualified stock options" that do not qualify for special tax treatment under
Section 422 or similar provisions of the Internal Revenue Code. No stock option may be granted with a per share exercise price less than the fair market value (as defined below) of a share of the underlying Class A common stock on the date the stock option is granted. Fair market value of a share of Class A common stock for a particular day means the fair market value of a share of Class A common stock, as determined in good faith by the board of directors in its sole discretion, using the most recent prior annual valuation of Seminis (as defined in the plan).

In general, unless otherwise provided in the participant's award agreement or employment agreement, stock options shall become exercisable in four equal annual installments, commencing on the first anniversary of the date of the grant. The terms of each option granted under the plan will expire ten years (five years for 10% stockholders) after the date immediately preceding the date on which the option was granted. If a participant's employment with Seminis or any subsidiary is terminated for cause, any then unexercised options shall be forfeited and canceled by Seminis. If a participant's employment is terminated without cause by Seminis or voluntarily by the participant, all options exercisable on the date of termination may be exercised by the participant for ninety and thirty days, respectively. If a participant dies or becomes disabled, all stock options exercisable on the date of death or termination due to disability may be exercised for six months thereafter. The board of directors has discretion to lengthen these post-termination exercise periods. All unexercisable stock options are forfeited upon termination of employment for any reason. In addition, in the event a participant's employment is terminated for any reason prior to the closing of the offering, all shares of Class A common stock acquired by the participant are subject to the right of Seminis to buy these shares within 270 days after any such employment termination.

In general, awards under the plan may not be transferred by the participant otherwise than by will or the laws of distribution, and options may be exercised, during the participant's lifetime, only by the participant. In addition, prior to the closing of the offering, shares of Class A common stock acquired upon the exercise of a stock option are transferable only to certain trust arrangements established for the benefit of a participant's immediate family members. Notwithstanding the above, if ELM decides to sell all or substantially all of its interest in Seminis to a third party, ELM can compel a participant to sell the participant's Class A common stock to the third party buyer on the same terms and conditions upon which ELM is selling its interest.

The board of directors may terminate or amend the plan at any time except that the terms of any option agreements then outstanding may not be materially adversely affected without the consent of the individual.

Currently, options to acquire approximately 267,181 shares of Class A common stock have been awarded under the plan with an exercise price of $18.71 per share. Upon the closing of the offering, no additional awards will be made under the plan on the terms described above. However, after the offering, awards may be made pursuant to the plan, as amended (as described below).

THE AMENDED AND RESTATED PLAN

Prior and subject to the closing of the offering, the board of directors approved, and adopted, and Seminis adopted, amendments to and a restatement of the stock option plan. The primary purposes of the amendment and restatement of the plan were (1) to eliminate provisions of the plan that would be inappropriate for a publicly-held corporation, (2) to qualify awards under the plan as "qualified performance-based compensation" under
Section 162(m) of the Internal Revenue Code, and (3) to facilitate obtaining Securities Exchange Act Rule 16b-3 exemptions for awards made under the plan. The amended and restated plan will, after the closing of the offering, be administered only by a committee of the board of directors comprised of non-employee directors. The material terms of the amended and restated plan are substantially similar to the terms of the plan prior to its amendment and restatement, except that under the amended and restated plan:

- The fair market value of the shares of Class A common stock will, in the normal course, no longer be determined by Seminis' board of directors on an annual basis or otherwise, but rather by reference to the closing price of the Class A common stock as reported for the New York Stock Exchange.

- The amended and restated plan will be administered solely by an administrative committee of non-employee directors.

- Annual maximum award limitations have been incorporated into the amended and restated plan precluding any participant from receiving stock options covering
  more than                shares of the Class A common stock in any one
  calendar year.

- The administrative committee will have the discretion to award transferable stock options.

- Seminis will no longer have the right to purchase from a terminated participant the Class A common stock acquired by such participant upon the exercise of a stock option.

- The shares of Class A common stock acquired by a participant upon the exercise of a stock option will no longer be subject to any plan-based transfer or lock up restrictions.

- ELM will no longer possess any rights to require a participant to sell his or her shares of Class A common stock acquired pursuant to the exercise of any stock option.

- In the event of a merger, reorganization or consolidation of Seminis, it will be able to elect to redeem unexercised stock options in exchange for a cash payment equal to the excess, if any, of the fair market value of the shares underlying the stock options over the aggregate exercise price of the stock options.

                             PRINCIPAL STOCKHOLDERS

The table below sets forth certain information regarding the beneficial
ownership of common stock as of February   , 1999 (1) immediately prior to the
consummation of the offering of and (2) as adjusted to reflect the sale of the shares of Class A common stock pursuant to the offering by (a) each of Seminis' directors, the President and Chief Operating Officer and the other Named Executive Officers, (b) each person known to Seminis to own beneficially more than 5% of the outstanding shares of common stock, and (c) all directors and executive officers of Seminis as a group.

The calculation of percentage beneficial ownership is based on shares of Class A common stock and 46,074,386 shares of Class B common stock
outstanding prior to the offering and                shares of Class A common
stock and 46,074,386 shares of Class B common stock outstanding after the offering, assuming no exercise of the underwriters' over-allotment option. The calculation of percentage of beneficial ownership also assumes the exercise of all options only by the respective named stockholder. In addition, the number of shares of Class B common stock for each person in the table assumes such persons do not convert any Class B common stock into Class A common stock. The number of shares listed for Alfonso Romo Garza includes shares held directly by Mr. Romo, shares held by ELM and shares held by other entities controlled by Mr. Romo. This table does not give effect to purchases, if any, by such persons in the offering.

Except as noted below, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as those beneficially owned by them.

                                              ---------------------------------------------------------------------------------
                                                          CLASS B COMMON STOCK                       TOTAL COMMON STOCK
                                              ---------------------------------------------   ---------------------------------
                                                    OWNED PRIOR TO              OWNED AFTER    OWNED AFTER         VOTING POWER
                                                      THE OFFERING             THE OFFERING   THE OFFERING   AFTER THE OFFERING
                                              --------------------   ----------------------   ------------   ------------------
            NAME AND ADDRESS OF                   NUMBER   PERCENT         NUMBER   PERCENT        PERCENT              PERCENT
             BENEFICIAL OWNERS                ----------   -------   ------------   -------   ------------   ------------------
Alfonso Romo Garza..........................  42,823,515    92.9%                        %              %                     %
  Chairman of the Board and Director
  c/o Pulsar International, S.A. de C.V
  Ave. Roble No. 300
  Torre Alta
  Col. Valle del Campestre
  66265 Garza Garcia, N.L. Mexico
Empresas La Moderna, S.A. de C.V. ..........  39,504,174    85.7
  Av. Batallon de San Patricio
  No. 111-40 Piso
  Colonia Valle Oriente
  66269 San Pedro, Garza Garcia, N.L
G. Carl Ball................................   1,042,362     2.3
George C. Ball, Jr. ........................     180,131       *
Francisco Gonzalez Sebastia.................                   *
Bernardo Jimenez Barrera....................                   *
Dr. Peter Davis.............................                   *
Frank J. Pipp...............................                   *
Dr. Eli Schlifer............................                   *
Eugenio Najera Solorzano....................                   *
Christopher J. Steffen......................                   *
James M. Larkin.............................                   *
Alejandro Rodriguez Graue...................                   *
Dr. Allen Stevens...........................                   *
Jordi Majo..................................                   *
James H. Hulbert............................                   *
All directors and executive officers of
  Seminis as a group (16 persons)...........  44,046,008    95.6

---------------
* Less than 1%.

As of February 10, 1999, Seminis had no holders of Class A common stock and 18 holders of Class B common stock.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

See also "Management," "Principal Stockholders" and "Underwriting."

Pursuant to an agreement between Seminis and DNAP, Seminis pays DNAP a minimum fee of $2.5 million per year for access to the results of DNAP's biotechnology research. This agreement will end pursuant to its terms on January 1, 2007. ELM is the majority stockholder in DNAP.

In connection with the sale of the agronomic segment in fiscal 1997, Seminis paid $8.0 million in fees to ELM for investment banking and other professional fees and services provided in connection with the sale.

Seminis paid management fees to ELM of $8.5 million in fiscal 1998 and $6.2 million in fiscal 1997. This management fee was discontinued as of October 1, 1998.

As part of the financing provided by ELM to Seminis in connection with the acquisition of Hungnong, ELM loaned Seminis $35.9 million evidenced by a subordinated convertible note bearing interest at a rate of 10% per annum, payable quarterly, which is due in annual installments through July 2001. ELM converted this note into 1,916,462 shares of Class B common stock on February 1, 1999.

In December 1998, ELM made an equity investment in Seminis of $10.0 million in exchange for 1,000 shares of Class C preferred stock. This preferred stock will be redeemed for $10.0 million, plus accrued dividends, from the proceeds of the offering.

In January 1999, ELM loaned Seminis $20.0 million for short-term working capital requirements. This loan will be repaid with the proceeds of this offering and Seminis' new credit facility.

                        SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of the offering, Seminis will have a total of shares of Class A common stock outstanding. All shares of Class A common stock sold in the offering will be freely tradable by persons other than "affiliates" of Seminis without restriction under the Securities Act. All shares of Class B common stock, and any shares of Class A common stock issued upon conversion of shares of the Class B common stock or issued upon exercise of outstanding options, will be "restricted" securities within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144.

In general, under Rule 144 as currently in effect, beginning 90 days after the offering, a person (or persons whose shares are aggregated) who has beneficially owned "restricted" shares for at least one year, including a person who may be deemed an affiliate of Seminis, is entitled to sell within any three-month period a number of shares of Class A common stock that does not exceed the greater of 1% of the then-outstanding shares of Class A common stock of Seminis or the average weekly trading volume of the Class A common stock on the New York Stock Exchange during the four calendar weeks preceding such sale. Sales under Rule 144 are subject to certain restrictions relating to manner of sale, notice and the availability of current public information about Seminis. A person who is not an affiliate of Seminis and has not been such at any time during the 90 days preceding a sale, and who has beneficially owned "restricted" shares for at least two years, would be entitled to sell such shares immediately following the offering without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule 144 of the Securities Act. However, the transfer agent may require an opinion of counsel that a proposed sale of "restricted" shares comes within the terms of Rule 144 of the Securities Act prior to effecting a transfer of such shares. Such opinion would be provided by and at the cost of the transferor.

Seminis and its directors, officers and existing stockholders have agreed, pursuant to the underwriting agreement, that they will not sell any of their shares of capital stock, either publicly or privately, without the prior consent
of J.P. Morgan Securities Inc., for a period of    days from the date of this
prospectus. See "Underwriting."

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

Seminis' certificate of incorporation provides that it has authority to issue
(A) 10,000,000 shares of preferred stock, par value $.01 per share, of which (1) 25,000 shares of Class A mandatorily redeemable preferred stock, (2) 25,000 shares of Class B mandatorily redeemable preferred stock and (3) 2,000 shares of Class C preferred stock have been designated by the board of directors with the relative rights and preferences set forth in certificates of designations adopted by the board of directors and filed with the Secretary of State of Delaware, leaving an additional 9,948,000 shares of preferred stock reserved for issuance by Seminis with the relative rights and preferences as may be designated in a resolution of the board of directors, and (B) 158,000,000 shares of common stock, par value $.01 per share, divided into two classes, consisting of (1) 91,000,000 shares of Class A common stock and (2) 67,000,000 shares of Class B common stock. Upon
consummation of the offering,                shares of Class A common stock and
46,074,386 shares of Class B common stock will be issued and outstanding and, after the redemption of the Class B mandatorily redeemable preferred stock and Class C preferred stock, no shares of preferred stock will be issued and outstanding. Following the offering, the certificates of designations designating the Class A mandatorily redeemable preferred stock, the Class B mandatorily redeemable preferred stock and the Class C preferred stock shall be eliminated. See "Use of Proceeds."

COMMON STOCK

Voting Rights
Holders of Class B common stock are entitled to three votes per share and holders of Class A common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Class A common stock and Class B common stock shall vote as a single class on all matters to be voted on by Seminis' stockholders, including, without limitation, any consolidation or merger of Seminis into or with any other corporation or the sale or transfer by Seminis of all or substantially all of its assets. With the approval of a majority of the shares of the Class B common stock, voting separately as a class, Seminis may lower the number of votes per share each share of Class B common stock shall be entitled to vote.

Dividends
Holders of common stock are entitled to receive ratably dividends payable in cash, in stock or otherwise if, as and when declared by the board of directors out of assets legally available therefor, subject to any preferential rights of any outstanding preferred stock.

Conversion Rights
Each share of Class B common stock shall automatically be converted into one share of Class A common stock, without any action by Seminis or further action by the holder thereof, upon the transfer of such share, other than a transfer
(1) to any other holder of Class B common stock or an affiliate of a holder of Class B common stock which holder is a "Business Organization" (as defined in the certificate of incorporation), (2) to a trust for the sole benefit of a holder of Class B common stock who is a natural person, (3) to a spouse, sibling, parent, grandparent or descendant, whether natural or adopted, of a holder of Class B common stock who is a natural person, (4) to a trust for the sole benefit of a spouse, sibling, parent, grandparent or descendant, whether natural or adopted, of a holder of Class B common stock who is a natural person,
(5) by will to a spouse, sibling, parent, grandparent or descendant, whether natural or adopted, of a holder of Class B common stock who is a natural person,
(6) pursuant to the laws of descent and distribution to a spouse, sibling, parent, grandparent or descendant, whether natural or adopted, of a holder of Class B common stock who is a natural person, (7) to any charitable foundation or other organization qualified under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or (8) to Seminis. Each share of Class B common stock shall, at the option of the holder thereof, be convertible into one share of Class A common stock at any time. For purposes of this paragraph, "Affiliate" means, with respect to any Business Organization, any natural person or Business Organization that, directly or indirectly through one of more intermediaries, controls, or is controlled by, or is under common control with, such Business Organization.

Other Rights
On liquidation, dissolution or winding up of Seminis, after payment in full of the amounts required to be paid to the holders of any outstanding preferred stock, all holders of common stock are entitled to receive ratably any assets available for distribution to holders of shares of common stock after the payment of all debts and other liabilities of Seminis. No shares of common stock have preemptive rights to purchase additional shares of common stock. All the outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are, and the shares offered by Seminis will be, subject to and may be adversely affected by the rights of holders of outstanding preferred stock. All shares of Class A common stock and Class B common stock which are acquired by Seminis shall be available for reissuance by Seminis at any time.

PREFERRED STOCK

Generally
The board of directors of Seminis is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 10,000,000 shares of preferred stock, in one or more series, and to determine or alter the designations, preferences, rights, and any qualifications, limitations, or restrictions of the shares of each such series thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions, redemption price or prices), liquidation preferences and the number of shares constituting any series or designations of such series. The exercise of this authority eliminates delays associated with a stockholder vote in specific instances. The ability of the board of directors to issue preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of Seminis.

The voting and other rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future.

Conversion
Upon consummation of the offering, the Class A mandatorily redeemable preferred stock will automatically convert to Class B mandatorily redeemable preferred stock which will be redeemed by Seminis from the proceeds of the offering. Except for the issuance of Class B mandatorily redeemable preferred stock resulting from this automatic conversion, Seminis has no plans to issue any shares of preferred stock. See "Use of Proceeds."

Dividends
The Class A mandatorily redeemable preferred stock and the Class B mandatorily redeemable preferred stock will accrue dividends at a rate of 8% per annum and shall be paid on the first day of January, April, July and October of each year. The Class C preferred stock will accrue dividends at a rate of 10% per annum and shall be paid on the first day of January, April, July and October of each year, except that each quarterly payment until and including the quarterly payment due January 2001 shall be paid by issuing additional shares of Class C preferred stock.

Redemption
The Class A mandatorily redeemable preferred stock and the Class B mandatorily redeemable preferred stock may be redeemed, at the option of Seminis, at any time after the completion of the offering. On the earlier of October 1, 2005 or the date of a "Company Sale" (as defined in the certificate of designations setting forth the terms of the Class A and Class B preferred stock), Seminis shall be required to redeem all of the outstanding shares of Class A and Class B mandatorily redeemable preferred stock. The Class C preferred stock may be redeemed, at any time, at the option of Seminis.

ANTI-TAKEOVER EFFECTS OF CERTAIN CERTIFICATE OF INCORPORATION AND BY-LAW PROVISIONS

Certain provisions of the certificate of incorporation and by-laws could discourage potential acquisition proposals and could delay or prevent a change in control of Seminis. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of Seminis.

Board of Directors
The certificate of incorporation and by-laws of Seminis provide that the number of directors be fixed by a board of directors resolution and that the board of directors be divided into three classes of directors, with the classes to be as nearly equal in number of directors as possible and each class to be elected to a term of three years, except that during the initial phase-in period, one class shall be initially elected for a term expiring at the 2000 annual meeting, one class shall be initially elected for a term expiring at the 2001 annual meeting and one class shall be initially elected for a term expiring at the 2002 meeting. At each annual meeting of stockholders, the class of directors to be elected at such meeting will be elected for a three-year term and the directors in the other classes will continue in office. The classification of directors has the effect of making it more difficult to change the composition of the board of directors. At least two annual meetings of stockholders, instead of one, generally will be required to effect a change in the majority of the board of directors. A director may be removed only for cause by the vote of holders of at least a majority of the votes cast by the holders of capital stock of Seminis entitled to vote generally in the election of directors, voting together as a single class.

The by-laws of Seminis provide that a vacancy in the board of directors occurring from an increase in the number of directors or otherwise may be filled by the vote of a majority of directors then in office, though less than a quorum. This precludes a third party or a majority stockholder from removing incumbent directors without cause and simultaneously gaining control of the board of directors by filling, with its own nominees, the vacancies created by removal.

Stockholder Action and Special Meetings
The certificate of incorporation provides that all stockholder action must be effected at a duly called meeting. The certificate of incorporation also does not permit stockholders of Seminis to call special meetings of stockholders.

Advance Notice Requirements for Stockholder Proposals and Director Nominations The by-laws establish an advance notice procedure for the nomination, other than by or at the direction of the board of directors or a committee thereof, of candidates for election as directors as well as for other stockholder proposals to be considered at stockholders' meetings. A notice regarding any nomination must contain, as to each nominee, all information relating to such person that is required to be disclosed in solicitations of proxies for the election of directors, or that is otherwise required, in each case pursuant to Regulation 14A of the Securities Exchange Act of 1934 (including each such persons' written consent to serving as a director if elected). A notice regarding any business, including nomination of directors, to be brought before an annual meeting must contain (1) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (2) the name and address of the stockholder proposing such business,
(3) the class and number of shares of Seminis' stock beneficially owned by the stockholder and (4) any material interest of the stockholder in such business.

Although the notice provisions do not give the board of directors any power to approve or disapprove stockholders' nomination or proposals for action by Seminis, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the procedures established by the by-laws of Seminis are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to Seminis and its stockholders. The purpose of requiring advance notice is to afford the board of directors an opportunity to consider the qualifications of the proposed nominees or the merits of other stockholder proposals and, to the extent deemed necessary or desirable by the board of directors, to inform stockholders about those matters.

Stockholder Rights
The certificate of incorporation authorizes the board of directors to create and issue, whether or not in connection with the issuance and sale of any of its securities or property, rights entitling the holders thereof to purchase securities of Seminis or any other corporation. The times at which and the terms upon which such rights are to be issued are to be determined by the board of directors and set forth in the contracts or other instruments that evidence such rights. The authority of the board of directors with respect to such rights shall include, without limitation, the determination of the initial purchase price, the times and circumstances under which such rights may be exercised, provisions denying holders of a specified percentage of the outstanding capital stock of Seminis the right to exercise such rights and provisions to permit Seminis to redeem or exchange such rights. This provision in the certificate of incorporation could have the effect of discouraging third parties from seeking, or impairing their ability to seek, to acquire a significant portion of the outstanding securities of Seminis, to engage in any transaction which might result in a change of control of Seminis or to enter into any agreement, arrangement or understanding with another party to accomplish the foregoing or for the purpose of acquiring, holding, voting or disposing of any securities of Seminis.

DELAWARE TAKEOVER STATUTE

Seminis is subject to Section 203 of the General Corporation Law of Delaware which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any "business combination" with any "interested stockholder" for a period of three years following the time that such stockholder became an interested stockholder, unless: (1) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers, and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines as interested stockholder as (x) any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and (y) any affiliate or associate of the corporation that beneficially owned 15% or more of the outstanding voting stock of the corporation at any time within the three year period immediately prior to the date on which it is sought to determine whether such person or entity is an interested stockholder. Section 203 defines business combination generally to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation; (3) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder, or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

REGISTRATION RIGHTS

Pursuant to the Registration Rights Agreement, dated as of October 1, 1995, by and among Seminis and certain of its stockholders, if Seminis, at any time up to the fifth anniversary of such date, proposes to register any of its securities under the Securities Act solely for its own account, such stockholders will be entitled, subject to certain limitations and restrictions, to include in such registration, on no more than four occasions, up to 3,894,500 shares of common stock held by such stockholders. Seminis will be required to bear all registration and selling expenses (except for underwriting discounts, selling expenses and fees and expenses of counsel representing the registering stockholders) in connection with such registrations. The foregoing registration rights are transferable in certain circumstances and may be amended or waived only with the written consent of Seminis, ELM and a representative of the stockholders holding common stock subject to the registration rights agreement.

LIMITATION ON DIRECTORS' LIABILITY

Seminis' certificate of incorporation contains a provision which limits the personal liability of each of Seminis' directors for monetary damages for breaches of fiduciary duty as a director to Seminis or its stockholders, except for liability of a director for (1) breach of the duty of loyalty to Seminis or its stockholders, (2) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (3) any transaction from which the director derived an improper personal benefit or (4) under Section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock or redemptions. The inclusion of this provision in the certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited Seminis and its stockholders. Seminis' by-laws also contains provisions indemnifying its directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Management believes that these provisions will assist Seminis in attracting and retaining qualified individuals to serve as directors. See "Management--Directors, Executive Officers and Significant Employees."

INDEMNIFICATION AND INSURANCE

The by-laws provide that Seminis will indemnify each person who was or is made a party or threatened to be made a party to or is otherwise involved in any action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or an officer of Seminis, to the fullest extent allowed by the Delaware General Corporation Law. This right of indemnification shall include the right to be paid by Seminis the expenses, including attorneys' fees, incurred in defending any such proceeding in advance of its final disposition. However, if Delaware law so requires, the advancement of such expenses will only be made upon the delivery to Seminis of an undertaking by or on behalf of such person to repay all amounts so advanced if it shall ultimately be determined by final judicial decision, from which there is no further right to appeal, that such person is not entitled to be indemnified for such expenses by Seminis.

In addition, the by-laws provide that Seminis may maintain insurance to protect itself and any director, officer, employee or agent of Seminis against any expense, liability or loss, whether or not Seminis would have the power to indemnify a person against any expense, liability or loss under Delaware law. The by-laws further provide that Seminis may, to the extent permitted by the board of directors, grant rights to indemnification, and rights to advancement to expenses, to any employee or agent of Seminis. Seminis has obtained insurance through ELM for the benefit of Seminis' officers and directors insuring such persons against certain liabilities, including liabilities under the securities laws.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Seminis pursuant to the foregoing provisions, Seminis has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LISTING

Application will be made to list the Class A common stock on the New York Stock Exchange under the symbol "VEG."

TRANSFER AGENT

The transfer agent and registrar for the Class A common stock is
               .

                                  UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for
whom J.P. Morgan Securities Inc., and                are acting as
representatives, have severally agreed to purchase, and Seminis has agreed to sell to them, the respective number of shares of Class A common stock set forth opposite their names below. Under the terms and conditions of the underwriting agreement, the underwriters are obligated to take and pay for all such shares of Class A common stock, if any are taken. Under certain circumstances, the commitments of nondefaulting underwriters may be increased as set forth in the underwriting agreement.

                                                              ----------------
                                                              NUMBER OF SHARES
UNDERWRITERS                                                  ----------------
J.P. Morgan Securities Inc. ................................

                                                                  --------
          Total.............................................
                                                                  ========

The shares of Class A common stock are being offered by the underwriters, subject to prior sale, when, as and if delivered to and accepted by the underwriters. The underwriters propose initially to offer the Class A common stock directly to the public at the price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess
of $     per share. The underwriters may allow, and such dealers may reallow, a
concession not in excess of $     per share to certain other dealers. After the
initial offering of the Class A common stock, the public offering price and such concession may be changed.

Pursuant to the underwriting agreement, Seminis has granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up
to an additional                shares of Class A common stock on the same terms
and conditions as set forth on the cover page hereof. The underwriters may exercise such option solely for the purpose of covering of over-allotments, if any, made in connection with the sale of the Class A common stock offered hereby. To the extent such option is exercised, each underwriter will have a commitment, subject to certain conditions, to purchase approximately the same percentage of such additional Class A common stock as the number set forth next to such underwriter's name in the preceding table bears to the total number of shares of Class A common stock set forth in the preceding table.

The following table shows the per share and total underwriting discounts to be paid to the underwriters by Seminis. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an
additional                shares.

                                                              ----------------------------
                                                                    PAID BY SEMINIS
                                                              ----------------------------
                                                              NO EXERCISE    FULL EXERCISE
                                                              -----------    -------------
Per share...................................................    $               $
Total.......................................................

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may over-allot in connection with this offering, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to cover syndicate short positions or to stabilize the price of the Class A common stock. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Class A common stock in this offering if the syndicate repurchases previously distributed Class A common stock in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Class A common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

Prior to the offering, there has been no public market for the Class A common stock. The initial public offering price will be determined by negotiations among Seminis and the representatives. Among the factors to be considered in determining the initial public offering price are prevailing market conditions, the market valuations of certain publicly traded companies, Seminis' past and present financial performance and revenues and earnings of comparable companies in recent periods, estimates of the business potential and prospects of Seminis, the experience of Seminis' management and the position of Seminis in its industry.

The underwriters have informed Seminis that the underwriters will not confirm, without prior specific written approval, sales to their customer accounts as to which they have discretionary trading power.

Seminis estimates that the total expenses of this offering, excluding
underwriting discounts will be $       .

Seminis has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof.

Seminis and its directors, officers and existing stockholders have agreed, with limited exceptions, that, during the period beginning on the date of this
prospectus and continuing to and including the date      days after the date of
this prospectus, that they will not (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities of Seminis which are substantially similar to the common stock, or any securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap, option, future, forward or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or any securities of Seminis which are substantially similar to the common stock, including, but not limited to, any security convertible into or exercisable or exchangeable for common stock or (3) make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any substantially similar securities of Seminis, including, but not limited to, any security convertible into or exercisable or exchangeable for common stock, without the prior written consent of J.P. Morgan Securities Inc.

Seminis intends to apply to have the Class A common stock listed on the New York Stock Exchange under the trading symbol "VEG."

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged in and may in the future engage in commercial and/or investment banking transactions with Seminis and its affiliates.

                                 LEGAL MATTERS

The validity of the Class A common stock offered hereby will be passed upon for Seminis by Milbank, Tweed, Hadley & McCloy LLP, New York, New York. Howard S. Kelberg is a partner in the firm of Milbank, Tweed, Hadley & McCloy LLP and is Secretary to Seminis and had been Secretary of Seminis Illinois since 1995. Certain legal matters in connection with the offering will be passed upon for the underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                    EXPERTS

The consolidated financial statements of Seminis, Inc. as of September 30, 1997 and 1998 and for each of the three years in the period ended September 30, 1998 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Hungnong Seed Co., Ltd. as of December 31, 1997 and for the year then ended included in this prospectus have been so included in reliance on the report of Seonjin Accounting Corporation, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

Seminis has filed with the Securities and Exchange Commission a registration statement on Form S-1 with respect to the Class A common stock being offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to Seminis and the shares of Class A common stock offered hereby, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and, where such contract is an exhibit to the registration statement, each such statement is qualified in all respects by the provisions of such exhibit, to which such reference is hereby made. Copies of the registration statement, including the exhibits and schedules thereto, may be examined without charge at the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and the Securities and Exchange Commission's Regional Offices located at 500 West Madison Street, Suite 1400, Chicago, IL and 7 World Trade Center, 13th Floor, New York, NY 10048 or on the Internet at http://www.sec.gov. Copies of all or a portion of the registration statement can be obtained from the Public Reference Section of the Securities and Exchange Commission upon payment of a prescribed fee.

As a result of the offering, Seminis will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Upon approval of the Class A common stock for listing on the New York Stock Exchange, such reports, proxy and information statements and other information concerning Seminis may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.

                                 SEMINIS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              -----
SEMINIS, INC.
Report of Independent Accountants...........................    F-2
Consolidated Balance Sheets as of September 30, 1997 and
  1998......................................................    F-3
Consolidated Statements of Operations for the Years Ended
  September 30, 1996, 1997 and 1998.........................    F-4
Consolidated Statements of Stockholders' Equity for the
  Years Ended September 30, 1996, 1997 and 1998.............    F-5
Consolidated Statements of Cash Flows for the Years Ended
  September 30, 1996, 1997 and 1998.........................    F-6
Notes to Consolidated Financial Statements..................    F-7

HUNGNONG SEED CO., LTD.
Report of Independent Accountants...........................   F-22
Consolidated Balance Sheet as of December 31, 1997..........   F-23
Consolidated Statements of Operations for the Year Ended
  December 31, 1997 and the Six Months Ended June 30, 1998
  (unaudited)...............................................   F-24
Consolidated Statements of Stockholders' Deficit for the
  Year Ended December 31, 1997..............................   F-25
Consolidated Statements of Cash Flows for the Year Ended
  December 31, 1997 and the Six Months Ended June 30, 1998
  (unaudited)...............................................   F-26
Notes to Consolidated Financial Statements..................   F-27

PRO FORMA FINANCIAL DATA
Unaudited Pro Forma Consolidated Statement of Operations for
  the Year Ended September 30, 1998.........................   F-33

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Seminis, Inc.

The Recapitalization described in Note 17 to the financial statements has not been consummated at February 10, 1999. When it has been consummated, we will be in a position to furnish the following report:

    "In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Seminis, Inc. and its subsidiaries at September 30, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above."

    PRICEWATERHOUSECOOPERS LLP

    Los Angeles, California
    December 18, 1998, except as to Notes 16 and 17, which are as of February 10, 1999

                                 SEMINIS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                              --------------------------------------
                                                                                     PRO FORMA AS OF
                                                              AS OF SEPTEMBER 30,     SEPTEMBER 30,
                                                              --------------------        1998
                                                                1997       1998         (NOTE 17)
                                                              --------   ---------   ---------------
            In thousands, except per share data                                          (UNAUDITED)
ASSETS:
Current assets
  Cash and cash equivalents.................................  $ 30,271   $  28,895   $        28,895
  Accounts receivable, less allowance for doubtful accounts
    of $8,116 in 1997 and $12,451 in 1998...................   109,013     134,701           134,701
  Inventories...............................................   162,145     245,319           245,319
  Current maturities from Young Il Chemical Company note....        --       7,000             7,000
  Refundable income taxes...................................     8,457       4,376             4,376
  Prepaid expenses and other current assets.................     2,547       5,024             5,024
                                                              --------   ---------   ---------------
         Total current assets...............................   312,433     425,315           425,315
Note receivable from Young Il Chemical Company..............        --      28,612            28,612
Property, plant and equipment, net..........................   128,180     189,255           189,255
Intangible assets, net......................................    69,092     191,272           191,272
Other assets................................................     9,968      27,735            27,735
                                                              --------   ---------   ---------------
                                                              $519,673   $ 862,189   $       862,189
                                                              ========   =========   ===============

LIABILITIES, MANDATORILY REDEEMABLE STOCK AND STOCKHOLDERS' EQUITY:
Current liabilities
  Short-term borrowings.....................................  $ 12,631   $   6,819   $         6,819
  Current maturities of long-term debt......................     1,011      19,825            19,825
  Current maturities of convertible subordinated debt due
    ELM.....................................................        --       7,000                --
  Accounts payable..........................................    47,517      41,049            41,049
  Accrued liabilities.......................................    50,482      78,525            78,525
                                                              --------   ---------   ---------------
         Total current liabilities..........................   111,641     153,218           146,218
Long-term debt..............................................    80,331     394,446           394,446
Convertible subordinated debt due ELM.......................        --      28,857                --
Deferred income taxes.......................................    20,585      34,850            34,850
Minority interest in subsidiaries...........................       324      16,981            16,981
                                                              --------   ---------   ---------------
         Total liabilities..................................   212,881     628,352           592,495
                                                              --------   ---------   ---------------
Commitments and contingencies (Note 12)
Mandatorily Redeemable Stock
  Class A Redeemable Preferred Stock, $.01 par value; 25
    shares authorized; 25 shares issued and outstanding.....    25,000      25,000            25,000
  Class B Redeemable Preferred Stock, $.01 par value; 25
    shares authorized; none issued and outstanding..........        --          --                --
  Old Class B Redeemable Common Stock, $.01 par value;
    20,000 shares authorized as of September 30, 1997 and
    6,772 shares authorized as of September 30, 1998; 18,091
    shares issued and outstanding as of September 30, 1997,
    6,772 shares issued and outstanding as of September 30,
    1998 and none issued and outstanding on a pro forma
    basis...................................................   122,111      48,416                --
                                                              --------   ---------   ---------------
         Total mandatorily redeemable stock.................   147,111      73,416            25,000
                                                              --------   ---------   ---------------
Stockholders' Equity
  Class A Common Stock, $.01 par value; 91,000 shares
    authorized as of September 30, 1998; none issued and
    outstanding.............................................        --          --                --
  Class B Common Stock, $.01 par value; 55,000 shares
    authorized as of September 30, 1997 and 60,229 shares
    authorized as of September 30, 1998; 30,000 shares
    issued and outstanding as of September 30, 1997, 37,386
    shares issued and outstanding as of September 30, 1998
    and 46,074 shares issued and outstanding on a pro forma
    basis...................................................         1         374               461
  Additional paid-in capital................................   179,999     317,826           402,012
  Accumulated deficit.......................................   (11,072)   (144,439)         (144,439)
  Accumulated other comprehensive loss......................    (9,247)    (13,340)          (13,340)
                                                              --------   ---------   ---------------
         Total stockholders' equity.........................   159,681     160,421           244,694
                                                              --------   ---------   ---------------
                                                              $519,673   $ 862,189   $       862,189
                                                              ========   =========   ===============

The accompanying notes are an integral part of these consolidated financial statements.

                                 SEMINIS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                              ---------------------------------
                                                              FOR THE YEARS ENDED SEPTEMBER 30,
                                                              ---------------------------------
                                                                1996        1997        1998
            In thousands, except per share data               --------    --------    ---------
Net sales...................................................  $381,398    $379,544    $ 428,423
Cost of goods sold..........................................   214,131     150,107      162,806
                                                              --------    --------    ---------
    Gross profit............................................   167,267     229,437      265,617
                                                              --------    --------    ---------
Operating expenses
  Research and development expenses.........................    42,300      41,039       49,416
  Selling, general and administrative expenses..............   134,990     136,438      158,588
  Management fees paid to ELM...............................        --       6,200        8,465
  Amortization of intangible assets.........................    14,785      12,394       14,457
  Write-off of acquired research in-process.................    36,700          --           --
                                                              --------    --------    ---------
         Total operating expenses...........................   228,775     196,071      230,926
                                                              --------    --------    ---------
Income (loss) from operations...............................   (61,508)     33,366       34,691
                                                              --------    --------    ---------
Other income (expense)
  Interest income...........................................     1,147       1,177        1,952
  Interest expense..........................................   (25,222)    (11,714)     (29,034)
  Foreign currency gain (loss)..............................      (154)     (8,656)       3,205
  Minority interest.........................................      (630)         (9)        (219)
  Other, net................................................    (1,119)      1,000         (397)
                                                              --------    --------    ---------
                                                               (25,978)    (18,202)     (24,493)
                                                              --------    --------    ---------
Income (loss) from continuing operations before income
  taxes.....................................................   (87,486)     15,164       10,198
Income tax benefit (expense)................................    31,401      (3,839)      (3,436)
                                                              --------    --------    ---------
Income (loss) from continuing operations....................   (56,085)     11,325        6,762
                                                              --------    --------    ---------
Discontinued operations
  Income from operations (net of income tax of $3,960 and
    $1,558 for 1996 and 1997, respectively).................     6,060       2,542           --
  Gain on disposal (net of income tax of $29,602)...........        --      48,298           --
                                                              --------    --------    ---------
                                                                 6,060      50,840           --
                                                              --------    --------    ---------
Net income (loss)...........................................   (50,025)     62,165        6,762
Preferred stock dividends...................................    (2,000)     (2,000)      (2,000)
Accretion of Old Class B Redeemable Common Stock............    (6,333)     (7,236)      (3,840)
Excess of repurchase price over redemption value for
  repurchase of Old Class B Redeemable Common Stock.........        --          --     (134,289)
                                                              --------    --------    ---------
Net income (loss) available for common stockholders.........  $(58,358)   $ 52,929    $(133,367)
                                                              ========    ========    =========
Income (loss) available for common stockholders per common
  share
  Basic
    Income (loss) from continuing operations................  $  (2.15)   $   0.07    $   (4.23)
    Discontinued operations.................................      0.20        1.69           --
                                                              --------    --------    ---------
    Net income (loss) available for common stockholders.....  $  (1.95)   $   1.76    $   (4.23)
                                                              ========    ========    =========
  Diluted
    Income (loss) from continuing operations................  $  (2.15)   $   0.07    $   (4.23)
    Discontinued operations.................................      0.20        1.69           --
                                                              --------    --------    ---------
    Net income (loss) available for common stockholders.....  $  (1.95)   $   1.76    $   (4.23)
                                                              ========    ========    =========

The accompanying notes are an integral part of the consolidated financial statements.

                                 SEMINIS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                             --------------------------------------------------------------------------
                                                 CLASS B                                   ACCUMULATED
                                              COMMON STOCK     ADDITIONAL                     OTHER           TOTAL
                                             ---------------    PAID-IN     ACCUMULATED   COMPREHENSIVE   STOCKHOLDERS'
                                             NUMBER   AMOUNT    CAPITAL       DEFICIT         LOSS           EQUITY
               In thousands                  ------   ------   ----------   -----------   -------------   -------------

Balance, September 30, 1995................  30,000    $  1     $179,999     $  (5,643)     $   (116)       $ 174,241
                                                                                                            ---------
Comprehensive loss
     Net loss..............................     --       --           --       (50,025)           --          (50,025)
     Translation adjustment................     --       --           --            --        (3,111)          (3,111)
                                                                                                            ---------
                                                                                                              (53,136)
Dividends on Class A Redeemable
  Preferred Stock..........................     --       --           --        (2,000)           --           (2,000)
Accretion of Old Class B Redeemable
  Common Stock.............................     --       --           --        (6,333)           --           (6,333)
                                             ------    ----     --------     ---------      --------        ---------
          Balance, September 30, 1996......  30,000       1      179,999       (64,001)       (3,227)         112,772
                                                                                                            ---------
Comprehensive income
     Net income............................     --       --           --        62,165            --           62,165
     Translation adjustment................     --       --           --            --        (6,020)          (6,020)
                                                                                                            ---------
                                                                                                               56,145
Dividends on Class A Redeemable
  Preferred Stock..........................     --       --           --        (2,000)           --           (2,000)
Accretion of Old Class B Redeemable
  Common Stock.............................     --       --           --        (7,236)           --           (7,236)
                                             ------    ----     --------     ---------      --------        ---------
          Balance, September 30, 1997......  30,000       1      179,999       (11,072)       (9,247)         159,681
                                                                                                            ---------
Comprehensive income
     Net income............................     --       --           --         6,762            --            6,762
     Translation adjustment................     --       --           --            --        (4,093)          (4,093)
                                                                                                            ---------
                                                                                                                2,669
Dividends on Class A Redeemable
  Preferred Stock..........................     --       --           --        (2,000)           --           (2,000)
Accretion of Old Class B Redeemable
  Common Stock.............................     --       --           --        (3,840)           --           (3,840)
Excess of repurchase price over redemption
  value for repurchase of Old Class B
  Redeemable Common Stock..................     --       --           --      (134,289)           --         (134,289)
Increase in par value following stock
  split....................................     --      299         (299)           --            --               --
Issuance of shares.........................  7,386       74      138,126            --            --          138,200
                                             ------    ----     --------     ---------      --------        ---------
          Balance, September 30, 1998......  37,386    $374     $317,826     $(144,439)     $(13,340)       $ 160,421
                                             ======    ====     ========     =========      ========        =========

The accompanying notes are an integral part of these consolidated financial statements.

                                 SEMINIS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              -----------------------------------
                                                               FOR THE YEARS ENDED SEPTEMBER 30,
                                                              -----------------------------------
                                                                1996         1997         1998
            In thousands, except per share data               ---------    ---------    ---------
Cash flows from operating activities:
  Net income (loss).........................................  $ (50,025)   $  62,165    $   6,762
  Adjustments to reconcile net income (loss) to net cash
     provided by (used in) operating activities:
     Depreciation and amortization..........................     29,702       26,746       31,341
     Write-off of acquired research in process..............     36,700           --           --
     Deferred income tax expense (benefit)..................    (39,725)       5,521         (108)
     Net income from Agronomics Segment.....................     (6,060)     (50,840)          --
     Unrealized foreign currency loss.......................         --        8,653           --
     Other..................................................      1,944       (1,562)       2,414
     Changes in assets and liabilities
       Accounts receivable..................................     (4,696)     (11,907)         125
       Inventories..........................................     49,181      (27,192)     (57,347)
       Prepaid expenses and other assets....................     (4,015)      (4,971)      (1,591)
       Current income taxes.................................     (9,453)      (4,528)       3,457
       Accounts payable.....................................      6,041       11,746      (10,975)
       Other liabilities....................................      7,405      (16,794)         204
                                                              ---------    ---------    ---------
     Net cash provided by (used in) operating activities....     16,999       (2,963)     (25,718)
                                                              ---------    ---------    ---------
Cash flows from investing activities:
  Purchases of fixed and intangible assets..................    (15,192)     (19,260)     (61,123)
  Proceeds from disposition of assets.......................      1,515        3,773          869
  Discontinued operations, Agronomics Segment...............         --      196,475           --
  Net cash receipts from Agronomics Segment.................      3,344           --           --
  Acquisition of minority interests in subsidiaries.........     (8,500)      (7,669)          --
  Cash acquired in Ball Merger..............................     48,820           --           --
  Hungnong acquisition, net of cash acquired................         --           --      (33,933)
  Loan to Young Il Chemical Company.........................         --           --      (35,612)
  Choong Ang acquisition, net of cash acquired..............         --           --      (19,388)
  Pre-acquisition advances to acquired companies............         --           --      (34,975)
  Other acquisitions, net of cash acquired..................       (509)      (6,425)        (136)
                                                              ---------    ---------    ---------
     Net cash provided by (used in) investing activities....     29,478      166,894     (184,298)
                                                              ---------    ---------    ---------
Cash flows from financing activities:
  Proceeds from long-term debt..............................    271,981      165,471      402,172
  Repayments of long-term debt..............................    (27,820)    (333,319)    (109,905)
  Repurchase of Old Class B Redeemable Common Stock.........         --           --     (211,824)
  Net short-term borrowings (repayments)....................   (303,502)         653      (44,048)
  Preferred stock dividends.................................     (1,500)      (2,000)      (2,000)
  Subordinated loan from ELM................................         --           --       35,857
  Issuance of Class B Common Stock..........................         --           --      138,200
                                                              ---------    ---------    ---------
     Net cash provided by (used in) financing activities....    (60,841)    (169,195)     208,452
                                                              ---------    ---------    ---------
Effect of exchange rate changes on cash.....................     (1,710)      (3,382)         188
                                                              ---------    ---------    ---------
Decrease in cash and cash equivalents.......................    (16,074)      (8,646)      (1,376)
Cash and cash equivalents, beginning of year................     54,991       38,917       30,271
                                                              ---------    ---------    ---------
Cash and cash equivalents, end of year......................  $  38,917    $  30,271    $  28,895
                                                              =========    =========    =========

The accompanying notes are an integral part of these consolidated financial statements.

                                 SEMINIS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Seminis, Inc. is the largest developer, producer and marketer of fruit and vegetable seeds in the world. The Company is a majority-owned subsidiary of Empresas La Moderna, S.A. de C.V. ("ELM") and effectively began operations when it purchased Asgrow Seed Company ("Asgrow") in December 1994.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company and its majority controlled and owned subsidiaries. Investments in unconsolidated entities, representing ownership interests between 20% and 50%, are accounted for using the equity method of accounting. All material intercompany transactions and balances have been eliminated in consolidation. Certain reclassifications have been made to prior years' financial statements to conform to fiscal year 1998 presentation.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal year, including estimates and assumptions related to customer discounts and allowances. Actual results could differ from those estimates.

Revenue Recognition

Product sales are recognized upon shipment of goods and are reduced by provisions for discounts and allowances based on the Company's historical experience.

Cash and Cash Equivalents

The Company classifies as cash equivalents all highly liquid investments purchased with an original maturity of three months or less. The Company invests its excess cash in deposits with major international banks, in government securities and in money market accounts with financial institutions. Such investments are considered cash equivalents for purposes of reporting cash flows and bear minimal risk.

Accounts Receivable

Accounts receivable are valued net of reserves for bad debts, discounts and allowances. Calculations of reserves are based on historical experience and anticipated market conditions and are adjusted as management determines necessary. The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral. The Company's diversified customer base limits the amount of credit exposure to any one customer.

No customer accounts for more than 10% of accounts receivable or sales.

Inventories

Inventories are stated at the lower of cost or estimated net realizable value. Costs for substantially all inventories are determined using the first-in, first-out ("FIFO") method and include the cost of materials, direct labor and the applicable share of overhead costs. Unharvested crop-growing costs are included as part of inventory and represent costs incurred to plant and maintain seed crops which will be harvested during the subsequent fiscal year. Inventories are periodically reviewed and reserves established for deteriorated, excess and obsolete items.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Provisions for depreciation have been made using the straight-line and accelerated methods for financial reporting purposes and accelerated methods for tax purposes. Estimated useful lives generally range from 5 to 40 years for buildings and improvements and from 3 to 20 years for machinery and equipment.

                                 SEMINIS, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

Intangibles

Intangible assets consist of the excess of purchase price over the fair market value of net assets acquired in purchase acquisitions, and the costs of acquired patents and trademarks. Intangible assets are amortized using accelerated methods reflecting the underlying products' expected performance over 10 to 20 years.

Capitalized Software Costs

Costs of computer software developed and obtained for internal use are capitalized and amortized over respective license periods or expected useful lives, which range from three to five years. Capitalized computer software costs include external direct costs for licenses and services, and payroll and payroll-related costs for employees who are directly associated with developing or installing such software.

Impairment of Long-Lived Assets

The Company continually monitors its long-lived assets to determine whether any impairment of these assets has occurred. In making such determination, the Company evaluates the performance of the underlying businesses, products and product lines. The Company recognizes impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. No material impairments have been experienced.

Seedmen's Errors and Omissions

The Company maintains third party seedmen's errors and omissions insurance covering claims by growers for losses incurred as a result of seed quality or errors arising in fulfilling customer orders. Such policies are subject to annual renewal and revision and have coverage limits, deductibles and other terms. Provisions are made for anticipated losses in excess of coverage amounts provided by insurance based on historical experience and expected resolution. The Company performs ongoing evaluations of such claims and adjusts reserves as necessary to reflect expected settlements.

Accretion of Redemption Obligation for Redeemable Common Stock

Redeemable common stock is recorded at redemption value; annual accretion of the redemption obligation is based on the terms of the Shareholders' Agreement, dated as of October 1, 1995 by and among the Company, ELM and certain of the Company's stockholders, and is charged directly to accumulated deficit.

Research and Development Expenses

Research and development costs are charged to operations as incurred. Costs attributable to in-process research and development activities acquired in a purchase transaction are written-off at the date of acquisition.

Income Taxes

Deferred income taxes are determined using the liability method. A deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in the asset and liability for deferred taxes.

Foreign Currency Translation and Transactions

The financial statements of the Company's foreign subsidiaries are generally measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet date. Income and expense items are translated at average quarterly rates of exchange prevailing during the fiscal year. The resultant translation adjustments are included in accumulated other comprehensive loss as a separate component of stockholders' equity. Gains and losses from foreign currency transactions are included in the statement of operations.

                                 SEMINIS, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

Subsidiaries operating in highly inflationary economies or primarily using the United States Dollar as their functional currency include gains and losses from foreign currency transactions and balance sheet translation adjustments in the statement of operations.

The fiscal year 1997 foreign currency loss of $8,656 included in the statement of operations was primarily due to the effect of exchange rate fluctuations on the relative values of certain intercompany loans among the Company's various operating subsidiaries.

Financial Instruments

The Company uses interest rate swap and collar agreements to manage interest costs and risks associated with changing interest rates. Amounts currently due to or from interest rate swap counterparties are recorded in interest expense in the period in which they accrue. Counterparties to the interest rate swap and collar agreements are major financial institutions. Credit loss from counterparty non-performance is not anticipated.

The Company's other financial instruments consist primarily of cash, accounts receivable, notes receivable, accounts payable, accrued liabilities, debt and mandatorily redeemable securities. These balances are carried in the financial statements at amounts that approximate fair market value unless separately disclosed in the Notes to Consolidated Financial Statements.

Comprehensive Income

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. For the Company, comprehensive income consists of its reported net income or loss and the change in the foreign currency translation adjustment during a period.

Stock-Based Compensation

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Under APB No. 25, compensation cost is recognized based on the difference, if any, on the date of grant between the fair market value of the Company's stock and the amount an employee must pay to acquire the stock.

Stock Split

In May 1998, the Company's Board of Directors approved a 500 for 1 stock split for all common shares. All common share information set forth in the consolidated financial statements and notes thereto has been restated to reflect the stock split.

Supplementary Cash Flow Information

                                                              -----------------------------
                                                               1996       1997       1998
                                                              -------    -------    -------
          Cash paid for interest............................  $23,876    $15,175    $21,590
          Cash paid for income taxes........................   17,777      2,847         87

Income (Loss) Per Common Share

Income (loss) per common share has been computed pursuant to the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share." Basic income (loss) per common share is computed by dividing income (loss) available to common stockholders by the average number of common shares outstanding during each period. Income (loss) available to common stockholders represents reported net income less preferred dividend requirements, accretion of redemption value for redeemable common stock, and the excess of the repurchase price paid over the redemption value of mandatorily redeemable common stock. Diluted income
(loss) per common share reflects the potential dilution that could occur if dilutive securities and other contracts were exercised or converted into common stock or resulted in the issuance of common stock. The following

                                 SEMINIS, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

table provides a reconciliation of income (loss) from continuing operations and sets forth the computation for basic and diluted earnings per share (before discontinued operations):

                                                              -------------------------------
                                                                1996       1997       1998
                                                              --------   --------   ---------
NUMERATOR FOR BASIC AND DILUTED:
Income (loss) from continuing operations....................  $(56,085)  $ 11,325   $   6,762
Preferred stock dividends...................................    (2,000)    (2,000)     (2,000)
Accretion of Old Class B Redeemable Common Stock............    (6,333)    (7,236)     (3,840)
Excess of repurchase price over redemption value for
  repurchase of Old Class B Redeemable Common Stock.........        --         --    (134,289)
                                                              --------   --------   ---------
     Income (loss) available to common stockholders.........  $(64,418)  $  2,089   $(133,367)
                                                              ========   ========   =========
DENOMINATOR--SHARES:
Weighted average common shares outstanding (basic)..........    30,000     30,000      31,536
Add potential common shares:
  Old Class B Redeemable Common Stock.......................    18,091     18,091       9,602
Less antidilutive effect of potential common shares.........   (18,091)   (18,091)     (9,602)
                                                              --------   --------   ---------
     Weighted average common shares outstanding (diluted)...    30,000     30,000      31,536
                                                              ========   ========   =========
INCOME (LOSS) PER COMMON SHARE FROM CONTINUING OPERATIONS:
  Basic.....................................................  $  (2.15)  $   0.07   $   (4.23)
  Diluted...................................................     (2.15)      0.07       (4.23)

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair market value. It also requires that gains or losses resulting from changes in the values of those derivatives be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The Company is required to adopt SFAS No. 133 for its fiscal year beginning October 1, 1999. Management believes the adoption of SFAS No. 133 will not have a material impact on the Company's consolidated financial position or results of operations.

NOTE 2--MERGERS AND ACQUISITIONS

Petoseed Co, Inc.

On October 1, 1995, the Company acquired Petoseed Co, Inc. ("Petoseed") through a tax-free merger (the "Merger") with George J. Ball, Inc. ("Ball"). As part of the transaction, Seminis exchanged redeemable common and redeemable preferred shares of Seminis for Ball's interest in Petoseed as described in Note 9. Following the Merger and exchange of stock, ELM owned approximately 62% of Seminis and the Ball stockholders owned approximately 38%.

                                 SEMINIS, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

The total purchase price ascribed to the transaction was approximately $133,542 and was based on the fair market value of the securities exchanged which consisted of the following:

                                                              --------
Old Class B Redeemable Common Stock issued to Ball
  Stockholders..............................................  $108,542
Class A Redeemable Preferred Stock issued to Ball
  Stockholders..............................................    25,000
                                                              --------
          Total consideration...............................  $133,542
                                                              ========

The Merger was accounted for using the purchase method of accounting. Accordingly, the purchase price was allocated to the net assets acquired based on their estimated fair market values. The fair market value of the assets acquired and liabilities assumed was $370,678 and $237,136, respectively.

The results of operations of Petoseed have been combined with those of the Company since the date of acquisition. Cost of sales for the year ended September 30, 1996 includes costs in excess of historical value of $60,000 relating to the step-up of the Petoseed inventories. In addition, $36,700 of the purchase price was allocated to in-process research and development projects that had not reached technological feasibility and had no probable alternative future uses; the Company expensed such amount at the date of the acquisition.

Hungnong Seed Co., Ltd

In July 1998, the Company acquired newly and previously issued common stock of Hungnong Seed Co., Ltd. ("Hungnong"), a South Korean vegetable seed company, representing a 70% ownership interest, for $120,620. The acquisition was funded by capital contributions by the Company's stockholders (Note 9) and borrowings under the Company's long-term debt facility (Note 8). The results of Hungnong's operations have been combined with those of the Company since the date of acquisition. The gross acquisition cost of $120,620 includes $86,687 of acquired cash.

The acquisition was accounted for using the purchase method of accounting. Accordingly, a portion of the purchase price was allocated to the net assets acquired based on their estimated fair market values. The fair market value of assets acquired and liabilities assumed was $196,176 and $144,513 respectively. The balance of the purchase price, $68,957, was recorded as excess of cost over net assets acquired (i.e. goodwill) and is being amortized over 15 years on a straight-line basis.

In connection with the purchase of its 70% interest in Hungnong, Seminis loaned $35,612 to Young Il Chemical Company which is owned by minority stockholders of Hungnong. The U.S. dollar denominated note receivable bears interest at 10% per year, payable quarterly, and is due in installments of $7,000 in July 1999, $7,000 in July 2000 and $21,612 in July 2001. The note receivable is secured by common stock owned by minority stockholders representing ownership of a 25% interest of Hungnong and is held in trust by an independent trustee (the "Collateral Shares"). Under terms of the note agreement, in the event of payment default or the occurrence of certain other events such as the bankruptcy or insolvency, among others, of Young Il Chemical Company, maturity of the note receivable accelerates. Transfer of ownership of the Collateral Shares satisfies payment of the note in accordance with formula provisions of the note agreement. The note agreement provides that, in determining the payment to be applied, each one percent of equity interest has a 2 billion Korean Won value (based on the fair market value of Hungnong at acquisition) and is applied, at the then-current exchange rate, to reduce the outstanding balance due until paid in full. Any remaining unpaid amounts are due on demand.

Seminis has pledged the note receivable from Young Il Chemical Company as security for the subordinated debt due ELM (see Note 15). In the event of default and transfer of shares to Seminis in payment of the note receivable, Seminis is obligated under the convertible subordinated debt agreement to transfer such shares to ELM and apply such shares as payments on the subordinated debt.

See Note 16 for discussion of the Hungnong minority stockholders' right to put to Seminis their 30% interest in Hungnong and the related subsequent event.

                                 SEMINIS, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

Choong Ang Seed Company

In July 1998, the Company acquired all of the outstanding shares of Choong Ang Seed Company ("Choong Ang"), a South Korean vegetable seed company, for $20,500. The acquisition was funded by capital contributions by the Company's stockholders (Note 9) and borrowings under long-term debt facilities (Note 8). The results of Choong Ang's operations have been combined with those of the Company since the date of acquisition. The gross acquisition cost of $20,500 excludes $1,112 of acquired cash.

The acquisition was accounted for using the purchase method of accounting. Accordingly, a portion of the purchase price was allocated to the net assets acquired based on their estimated fair market values. The fair market value of assets acquired and liabilities assumed was $35,272 and $21,589, respectively. The balance of the purchase price, $6,817, was recorded as excess of cost over net assets acquired (goodwill) and is being amortized over 15 years on a straight-line basis.

Unaudited pro forma consolidated results of operations are presented in the table below for each of the two years in the period ended September 30, 1998. The pro forma results reflect the Hungnong and Choong Ang acquisitions as if they had occurred at the beginning of each respective fiscal year:

                                                              --------------------
                                                                1997        1998
                                                              --------    --------
Total revenues..............................................  $462,911    $466,054
Income (loss) from continuing operations....................     2,407      (1,292)
Income (loss) from continuing operations available for
  common stockholders.......................................    (6,829)   (141,421)
Income (loss) from continuing operations available for
  common stockholders per common share
  Basic.....................................................  $  (0.20)   $  (4.05)
  Diluted...................................................     (0.20)      (4.05)
Weighted average common shares outstanding
  Basic.....................................................    33,757      34,912
  Diluted...................................................    33,757      34,912

In management's opinion, the unaudited pro forma combined results of operations may not necessarily be indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of fiscal year 1997 or 1998 or of future operations of the combined companies under the ownership and management of the Company.

NOTE 3--INVENTORIES

Inventories consist of the following at September 30, 1997 and 1998:

                                                              --------------------
                                                                1997        1998
                                                              --------    --------
Seed........................................................  $138,293    $209,928
Unharvested crop growing costs..............................    15,424      20,405
Supplies....................................................     8,428      14,986
                                                              --------    --------
                                                              $162,145    $245,319
                                                              ========    ========

                                 SEMINIS, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 4--PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following at September 30, 1997 and 1998:

                                                              --------------------
                                                                1997        1998
                                                              --------    --------
Land........................................................  $ 26,695    $ 65,156
Buildings and improvements..................................    70,198      95,989
Machinery and equipment.....................................    49,273      60,637
                                                              --------    --------
                                                               146,166     221,782
Less: accumulated depreciation..............................   (17,986)    (32,527)
                                                              --------    --------
                                                              $128,180    $189,255
                                                              ========    ========

NOTE 5--INTANGIBLES

Intangible assets at September 30, 1997 and 1998 consist of the following and are net of accumulated amortization for the respective fiscal years as parenthetically noted:

                                                              -------------------
                                                               1997        1998
                                                              -------    --------
Goodwill (net of $1,313 and $3,521).........................  $12,208    $ 85,066
Software costs (net of $342 and $492).......................    2,212      12,681
Trademarks (net of $2,831 and $4,038).......................   12,069      10,862
Germplasm (net of $22,824 and $32,388)......................   40,576      59,999
Other intangible assets (net of $1,050 and $2,260)..........    2,027      22,664
                                                              -------    --------
                                                              $69,092    $191,272
                                                              =======    ========

NOTE 6--SHORT-TERM BORROWINGS

Short-term borrowings consist of the following at September 30, 1997 and 1998:

                                                              -----------------
                                                               1997       1998
                                                              -------    ------
Italian bank borrowing......................................  $ 9,851    $   --
Other borrowings............................................    2,780     6,819
                                                              -------    ------
                                                              $12,631    $6,819
                                                              =======    ======

In March 1998, the Company repaid the Italian bank borrowing and canceled a stand-by letter of credit which guaranteed this foreign borrowing. Other borrowings relate primarily to non-U.S. borrowings and bear interest rates ranging from approximately 4% to 12% at September 30, 1997 and 4% to 18% at September 30, 1998.

                                 SEMINIS, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 7--ACCRUED LIABILITIES

Accrued liabilities consist of the following at September 30, 1997 and 1998:

                                                              ------------------
                                                               1997       1998
                                                              -------    -------
Employee salaries and related benefits......................  $20,173    $35,082
Seedmen's errors and omissions..............................    8,586      7,346
Interest....................................................      519      7,963
Other.......................................................   21,204     28,134
                                                              -------    -------
                                                              $50,482    $78,525
                                                              =======    =======

NOTE 8--LONG-TERM DEBT

Long-term borrowings consist of the following at September 30, 1997 and 1998:

                                                              -------------------
                                                               1997        1998
                                                              -------    --------
Credit agreement borrowings.................................  $74,000    $384,525
Korean bank borrowings due in annual installments through
  2007......................................................       --      18,339
Other borrowings............................................    7,342      11,407
                                                              -------    --------
                                                               81,342     414,271
Less current portion........................................   (1,011)    (19,825)
                                                              -------    --------
                                                              $80,331    $394,446
                                                              =======    ========

Other borrowings consist of various domestic and foreign, government and non-government loans of less than $2,000 each, bearing interest annually at rates ranging from 0% to 13% through 2007.

At September 30, 1997, the Company's credit agreement consisted of a $100,000 revolving line of credit. Concurrent with the repurchase of 11,319 shares of Old Class B Redeemable Common Stock from the former Ball stockholders (Note 9) and the retirement of the previous credit agreement, the Company entered into a $375,000 credit agreement consisting of a $75,000 revolving line of credit and $300,000 in term loans (the "Credit Facility"). The revolving line of credit expires on December 31, 2002 and the term loans have varying maturities ranging from December 31, 2002 to December 31, 2004. The Credit Facility was amended in July 1998 in conjunction with the Hungnong and Choong Ang acquisitions (Note 2) to include an additional $75,000 term portion expiring December 31, 2004.

The Company, at its option, may elect to pay interest on Credit Facility borrowings based on either the prime rate or the London interbank offered rate ("LIBOR") plus defined margins ranging from 0.75% to 2.75%. The Company is required to pay a commitment fee, up to a maximum of 0.5%, on the unused portion of the revolving line of credit. Interest rate margins and commitment fee rates are reset quarterly based upon a defined leverage ratio. For the fiscal year ended September 30, 1998, the Company incurred interest at a weighted-average rate of 8.6% per annum under the Credit Facility.

In fiscal year 1998, loan origination fees of $7,713 were capitalized and are being amortized to interest expense using the straight-line method over the life of the agreement. Interest expense includes loan origination fees of $208 in fiscal year 1996, $514 in fiscal year 1997 and $891 in fiscal year 1998.

The Company uses interest rate hedge agreements to effectively convert variable rate Credit Facility debt to a fixed basis. The fair values of the hedge agreements are not recognized in the financial statements. At September 30, 1998, the Company had outstanding interest rate hedge agreements with notional amounts of $226,000 and an unrecognized loss of approximately $5,950.

                                 SEMINIS, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

Under the Credit Facility, the Company is required to maintain certain financial ratios and meet certain net worth and indebtedness tests. The Credit Facility also places limits on dividends, foreign debt, leasing, capital expenditures and acquisitions. The Company is in compliance with all covenants associated with the Credit Facility. The indebtedness under the Credit Facility is secured by the majority of the Company's domestic assets and by the majority of the shares of certain foreign subsidiaries.

As of September 30, 1998, long-term debt maturities are as follows:

YEAR ENDING
SEPTEMBER 30
------------
   1999.....................................................  $ 19,825
   2000.....................................................    22,824
   2001.....................................................    19,908
   2002.....................................................    21,880
   2003.....................................................    33,074
 Thereafter.................................................   296,760
                                                              --------
                                                              $414,271
                                                              ========

NOTE 9--CAPITAL STOCK AND MANDATORILY REDEEMABLE EQUITY SECURITIES

Class A Redeemable Preferred Stock

As part of the Ball Merger, the Company issued 25 shares of Class A Redeemable Preferred Stock to the stockholders of Ball. Holders of the Class A Redeemable Preferred Stock have the right to cause the Company to redeem the shares at any time prior to October 1, 2000. The redemption price shall be $1,000 per share.

Each share of Class A Redeemable Preferred Stock will be automatically converted into one share of Class B Redeemable Preferred Stock upon the earlier of the occurrence of an initial public offering, October 1, 2000 or the occurrence of certain other events. In addition, each share of Class A Redeemable Preferred Stock will be convertible at the option of the holder at any time into one share of Class B Redeemable Preferred Stock.

The Class A Redeemable Preferred Stock has no voting rights. The Company pays quarterly dividends on all issued shares of Class A Redeemable Preferred Stock at a rate of 8% per year. Dividends are cumulative if unpaid and are added to the redemption value of the shares. The liquidation value of the shares is equal to the redemption value at any point in time.

Class B Redeemable Preferred Stock

The Company is authorized to issue up to 25 shares of its Class B Redeemable Preferred Stock. No shares have been issued to date. Terms of Class B Redeemable Preferred Stock are identical to the Class A Redeemable Preferred Stock with respect to dividends and liquidation preferences, however, Class B Redeemable Preferred Stock is not redeemable at the option of the holder. The Company shall redeem all outstanding shares of the Class B Redeemable Preferred Stock on October 1, 2005.

Old Class B Redeemable Common Stock

The Company also issued 18,091 shares of Old Class B Redeemable Common Stock to the Ball stockholders as part of the Ball Merger. Holders of Old Class B Redeemable Common Stock have the right to cause the Company to redeem the shares on October 1, 2000, or earlier if an early redemption event occurs. The redemption price accretes at an annual rate of approximately 6% up to a maximum of $8.05 per share at October 1, 2000. The redemption price was $6.35 per share on October 1, 1996, $6.75 per share on October 1, 1997 and $7.15 per share on October 1, 1998.

Each share of Old Class B Redeemable Common Stock is automatically convertible into one share of Class B Common Stock upon the consummation of an initial public offering, October 1, 2000 or the occurrence of certain other events. In addition, each share of Old Class B Redeemable Common Stock will be convertible at the option of the holder at any time into one

                                 SEMINIS, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

share of Class B Common Stock; however, upon such conversion, the Old Class B Redeemable Common Stock will lose its redemption rights and dilute other protections.

If any of the classes of mandatorily redeemable stock are required to be redeemed, ELM is obligated to make a capital contribution to the Company in an amount equal to the redemption price the Company is required to pay. In the event ELM fails to make this capital contribution or the Company fails to complete any redemption, whether or not ELM makes the capital contribution, the holders of Old Class B Redeemable Common Stock will be entitled to 100 votes per share and to elect a majority of the Board of Directors.

In January 1998, the Company repurchased 11,319 shares of Old Class B Redeemable Common Stock from the former Ball stockholders for $211,824. Such shares were canceled upon repurchase. Prior to this transaction, ELM purchased 3,895 shares of Old Class B Redeemable Common Stock from the former Ball stockholders at the same price of $18.71 per share. Such shares remain outstanding.

Class A Common Stock

The Company is authorized to issue up to 91,000 shares of Class A Common Stock. No shares have been issued, however, 3,677 shares were reserved for issuance for options granted to employees in fiscal year 1998. Class A Common Stock is entitled to one vote per share.

Class B Common Stock

Following the Ball Merger, ELM owned all 30,000 outstanding shares of the Company's Class B Common Stock. Holders of the Class B Common Stock are entitled to three votes per share.

During fiscal year 1998, the Company issued 7,386 shares of Class B Common Stock to ELM or its affiliates for cash in the amount of $138,200. The share price of $18.71 was based on the fair market value of the Company at the time of the transaction.

NOTE 10--INCOME TAXES

Consolidated pre-tax income (loss) consists of the following:

                                                                --------------------------------
                                                                  1996        1997        1998
                                                                --------    --------    --------
U.S. operations.............................................    $(82,596)   $(18,455)   $(28,771)
Foreign operations..........................................      (4,890)     33,619      38,969
                                                                --------    --------    --------
                                                                $(87,486)   $ 15,164    $ 10,198
                                                                ========    ========    ========

The expense (benefit) for income taxes consists of the following:

                                                                --------------------------------
                                                                  1996        1997        1998
                          Current:                              --------    --------    --------
  Federal...................................................    $ (1,479)   $ (7,420)   $ (7,049)
  State.....................................................         582        (833)       (691)
  Foreign...................................................       9,221       6,571      11,284
                                                                --------    --------    --------
                                                                   8,324      (1,682)      3,544
                                                                --------    --------    --------
Deferred:
  Federal...................................................     (26,168)       (306)     (2,833)
  State.....................................................      (2,457)         27        (264)
  Foreign...................................................     (11,100)      5,800       2,989
                                                                --------    --------    --------
                                                                 (39,725)      5,521        (108)
                                                                --------    --------    --------
                                                                $(31,401)   $  3,839    $  3,436
                                                                ========    ========    ========

                                 SEMINIS, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of September 30, 1997 and 1998 are as follows:

                                                              --------------------
                                                                1997        1998
                                                              --------    --------
Deferred tax assets:
  Reserve for doubtful accounts.............................  $  1,573    $  3,902
  Inventories...............................................     5,149       7,492
  Other accruals............................................     6,977       6,698
  Net operating loss carryforwards and other credits........    11,040       8,154
                                                              --------    --------
          Total deferred tax assets.........................    24,739      26,246
  Valuation allowance.......................................    (5,610)     (7,246)
                                                              --------    --------
          Net deferred tax assets...........................    19,129      19,000
                                                              --------    --------
Deferred tax liabilities:
  Depreciation and amortization.............................   (30,021)    (42,212)
  Accrued taxes on undistributed foreign earnings...........    (9,693)    (11,638)
                                                              --------    --------
          Total deferred tax liabilities....................   (39,714)    (53,850)
                                                              --------    --------
                                                              $(20,585)   $(34,850)
                                                              ========    ========

The Company's net operating loss carryforwards balance primarily relates to a Netherlands net operating loss carryforward that has an indefinite life. Based on management's assessment, it is more likely than not that the net deferred tax assets will be realized through future taxable earnings or alternative tax strategies.

The Company provides for Federal income taxes on the undistributed earnings of certain foreign subsidiaries. The earnings for all other foreign subsidiaries will only be distributed to the United States to the extent any Federal income tax can be fully offset by foreign tax credits.

The expense (benefit) for income taxes varies from income taxes based on the federal statutory rate as follows:

                                                              ------------------------------
                                                                1996       1997       1998
                                                              --------    -------    -------
Income tax at statutory Federal rate........................  $(30,400)   $ 5,311    $ 3,569
State and local income tax benefit, net of Federal income
  tax effect................................................    (2,617)      (334)      (180)
Research and other tax credits..............................    (1,003)    (1,083)      (977)
Foreign earnings taxed at different rates...................     1,552        969        959
Net reduction in valuation allowances.......................        --     (1,303)    (1,009)
Goodwill amortization.......................................       152        239        825
Other.......................................................       915         40        249
                                                              --------    -------    -------
                                                              $(31,401)   $ 3,839    $ 3,436
                                                              ========    =======    =======

NOTE 11--EMPLOYEE BENEFITS

Pension Plans

U.S. Plans--The Company maintains a Company-sponsored defined contribution savings plan covering eligible employees. Company contributions are based on a percentage of employee contributions and on employee salaries. Company contributions totaled $665, $1,797 and $2,050 in fiscal years 1996, 1997 and 1998, respectively. The Company also maintains a qualified profit sharing plan. Annual contributions are made at the discretion of the Company's Board of Directors and totaled $899, $1,660 and $1,284, in fiscal years 1996, 1997 and 1998, respectively.

                                 SEMINIS, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

Foreign Plans--In accordance with the local statutory requirements, the Company sponsors retirement and severance plans at several of its foreign locations. The Company has recorded an accrual of $3,405 at September 30, 1997 and $10,509 at September 30, 1998 for anticipated payments to be made to foreign employees upon retirement or termination.

The Company provides defined-benefit pension plans in certain foreign countries where required by statute. The Company's funding policy for foreign defined-benefit plans is consistent with the local requirements in each country. The funded status of these plans as of September 30, 1997 and 1998 was as follows:

                                                              ------------------
                                                                 1997       1998
                                                              -------    -------
Vested benefit obligation...................................  $24,455    $28,090
                                                              =======    =======
Accumulated benefit obligation..............................  $24,455    $28,090
                                                              =======    =======
Projected benefit obligation................................  $32,606    $39,356
Fair market value of plan assets............................   31,323     36,712
                                                              -------    -------
Projected benefit obligations in excess of plan assets......   (1,283)    (2,644)
Unrecognized net loss.......................................    4,377      7,035
                                                              -------    -------
Prepaid pension asset.......................................  $ 3,094    $ 4,391
                                                              =======    =======

The components of net pension expense for the foreign plans, based on the most recent valuation dates, were as follows:

                                                              -----------------------------
                                                                 1996       1997       1998
                                                              -------    -------    -------
Service cost................................................  $ 1,764    $ 1,069    $ 1,096
Interest cost...............................................    1,817      1,908      1,956
Actual gain on plan assets..................................   (1,908)    (2,291)    (1,596)
Net amortization and deferral...............................      221        156       (593)
                                                              -------    -------    -------
                                                              $1,894..   $   842    $   863
                                                              =======    =======    =======

Assumptions used in the above calculations were as follows:

                                                              --------------------
                                                              1996    1997    1998
                                                              ----    ----    ----
Weighted-average discount rate..............................  6.0%    6.0%    6.0%
Rate of future compensation increases.......................  4.0     4.0     4.0
Long-term rate of return on plan assets.....................  7.5     7.5     7.5

Stock Option Plan

In 1998, the Company adopted the Seminis 1998 Stock Option Plan (the "Stock Option Plan") under which key employees and those who will become key employees may be granted options to purchase shares of the Company's authorized but unissued Class A Common Stock. The Board of Directors reserved 3,677 shares for issuance under the plan and, in July 1998, awarded options to acquire 267 shares by plan participants. Under the Stock Option Plan, the option exercise price is equal to fair market value at the date of grant, as determined by independent appraisal.

Options currently expire no later than ten years from the grant date and generally vest over four years. Proceeds received by the Company from exercises will be credited to common stock and additional paid-in capital.

                                 SEMINIS, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

Stock option plan activity during the fiscal year was as follows:

                                                              ------------------------------------
                                                                                OPTIONS GRANTED
                                                                   SHARES    ---------------------
                                                                AVAILABLE       NUMBER    EXERCISE
                                                              FOR OPTIONS    OF SHARES       PRICE
                                                              -----------    ---------    --------
Reserved....................................................        3,677           --    $     --
Grants......................................................         (267)         267       18.71
Exercises...................................................           --           --          --
Cancellations...............................................           --           --          --
                                                              -----------    ---------    --------
September 30, 1998..........................................        3,410          267    $  18.71
                                                              ===========    =========    ========

As of September 30, 1998, no options were exercisable. Options outstanding at September 30, 1998 will expire if not exercised on or before June 30, 2008.

Pro forma information regarding net income is required by SFAS No. 123. This information is required to be determined as if the Company had accounted for its employee stock options granted under the fair market value method of that statement. The fair market value of options granted in fiscal year 1998 was $16.41 per share using a minimum value method assuming a risk-free interest rate of 5.48%, an expected life of four years and no projected dividend yields. Unlike other permitted option pricing models, the minimum value method excludes stock price volatility, which cannot be reasonably estimated for the Company.

For purposes of pro forma disclosures, the estimated fair market value of the options is amortized to expense over the options' vesting periods. The pro forma impact of applying SFAS No. 123 was not significant to the Company's results of operations for the year ended September 30, 1998.

NOTE 12--COMMITMENTS AND CONTINGENT LIABILITIES

Leases

The Company leases land, buildings, machinery and equipment under operating leases. Rental expenses aggregated approximately $8,080, $6,685 and $9,788 in fiscal years 1996, 1997 and 1998, respectively.

Minimum annual lease commitments under non-cancelable operating leases at September 30, 1998 are as follows:

YEAR ENDING
SEPTEMBER 30
------------
   1999.....................................................    $3,779
   2000.....................................................     1,916
   2001.....................................................       678
   2002.....................................................       368
   2003.....................................................       218
 Thereafter.................................................       643
                                                                ------
                                                                $7,602
                                                                ======

Contingencies

The Company has been named as a defendant in various lawsuits arising out of alleged seedmen's errors and omissions. The Company maintains third-party seedsman's errors and omissions insurance covering these types of claims, thus policies are subject to annual renewal and revisions and house deductibles and coverage limits. An accrual for management's estimate of exposure related to such claims has been recorded in the financial statements. It is the opinion of management that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

                                 SEMINIS, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

Historically, resolution of asserted claims has been in line with management's expectations.

NOTE 13--DISCONTINUED OPERATIONS

At the time Asgrow was purchased from the Upjohn Company in 1995, the Company operated in two distinct business segments, Vegetable Seeds and Agronomics Seeds (the "Agronomics Segment"). On October 1, 1996, management elected to dispose of its Agronomics Segment and on January 31, 1997, the Agronomics Segment was sold to Monsanto for a gross sales price of $240,000. As a result of this transaction, the Agronomics Segment has been accounted for as a discontinued operation and, accordingly, its operations are segregated in the accompanying statements of operations. Net revenues for the Agronomics Segment were $194,074 and $77,637 in fiscal years 1996 and 1997, respectively.

NOTE 14--GEOGRAPHIC INFORMATION

The Company operates principally in one business segment consisting of the development, production and marketing of fruit and vegetable seeds. Revenues derived from sales to external customers attributed to the Company's country of domicile and to all foreign countries in total are summarized as follows:

                                                              --------------------------------
                                                                  1996        1997        1998
                                                              --------    --------    --------
Net sales
  United States.............................................  $113,164    $117,015    $132,274
  Foreign...................................................   268,234     262,529     296,149
                                                              --------    --------    --------
     Consolidated net sales.................................  $381,398    $379,544    $428,423
                                                              ========    ========    ========

Long-lived assets other than financial instruments and deferred tax assets located in the Company's country of domicile and located in all foreign countries in total in which the Company holds assets are summarized as follows:

                                                              --------------------
                                                                  1997        1998
                                                              --------    --------
United States...............................................  $122,948    $181,434
Foreign.....................................................    84,292     226,828
                                                              --------    --------
     Consolidated long-lived assets.........................  $207,240    $408,262
                                                              ========    ========

NOTE 15--RELATED PARTIES

Balances and transactions with related parties included in the consolidated financial statements are as follows:

     a) Research and development expenses include $2,500 in both fiscal years 1997 and 1998 in biotechnology research fees incurred pursuant to an agreement between the Company and DNAP Holding Corporation, a publicly traded company. ELM is the majority stockholder in DNAP.

     b) Operating expenses for fiscal years 1997 and 1998 include $6,200 and $8,465, respectively, in management fees paid to ELM.

     c) Gain on disposal of the Agronomics Segment includes $8,000 in fees paid in fiscal year 1997 to ELM for investment banking and other professional fees and services provided in connection with the sale.

     d) Convertible subordinated debt of $35,857 is payable to ELM, bears interest at 10% per year and is due in installments of $7,000 in July 1999, $7,000 in July 2000 and $21,857 in July 2001. Advances to Young Il Chemical Company (Note 2) secure the convertible subordinated debt. The convertible subordinated debt may be converted into Class B Common Stock at the sole discretion of ELM at $18.71 per share. See Note 17.

     e) Other accrued liabilities at September 30, 1998 include $2,286 representing accrued management fees and interest on the subordinated debt.

                                 SEMINIS, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 16--SUBSEQUENT EVENTS

Agroceres

On November 10, 1998 the Company purchased the assets, subject to certain liabilities, of the vegetable division of Sementes Agroceres, S.A. ("Agroceres"), a Brazilian company, for approximately $20,000. Agroceres produces and distributes vegetable seeds throughout Brazil. The acquisition, which was financed through borrowings on the Company's revolving line of credit, will be accounted for as a purchase.

Hungnong

The Hungnong minority shareholders have the option to put their 30% interest in Hungnong to the Company at a price of 2 billion Korean Won for each 1% of outstanding shares plus accrued interest which accrues at 10% per annum from July 15, 1998. This option expires on July 15, 2001. On November 15, 1998, the Hungnong minority shareholders exercised their put option for 5% of the outstanding shares of Hungnong. As a result, on December 15, 1998, the Company paid approximately $8,600 to increase its ownership in Hungnong from 70% to 75%.

Additional financing

In December 1998, ELM made an equity investment in Seminis of $10,000 in exchange for 1,000 shares of Class C preferred stock to finance the purchase of shares of Hungnong which Seminis was obligated to purchase from the minority shareholders of Hungnong in connection with the acquisition of Hungnong.

In January 1999, Seminis borrowed $20,000 from ELM to finance short-term working capital requirements, which will mature on May 31, 1999. Seminis is currently negotiating to borrow $50,000 from certain lenders under the old credit agreement as a bridge loan to finance short-term working capital requirements, which is expected to mature on May 31, 1999. In February 1999, Seminis and the lenders under the old credit agreement entered into a waiver and amendment of the old credit agreement to waive compliance with certain financial ratio covenants as of December 31, 1998 and to change the financial ratio covenants for the period ended March 31, 1999. The amendment of the old credit agreement also requires Seminis to issue and sell no later than May 31, 1999 subordinated debt securities, common equity securities or any combination thereof for an aggregate sales price of not less than $150,000.

NOTE 17--RECAPITALIZATION AND CONVERSION OF SUBORDINATED DEBT DUE ELM

Prior to the effective date of this prospectus, the Board of Directors of Seminis, Inc., an Illinois corporation, authorized the reincorporation of the Company in Delaware. In conjunction with the reincorporation, the holders of certain securities agreed to a plan for the recapitalization of the Company (the "Recapitalization") to occur concurrently. The Recapitalization provides for the exchange of shares of the Illinois corporation for shares of the Delaware corporation as follows: (i) all preferred stock is to be exchanged for like preferred stock; (ii) all 6,772 shares of Class B Redeemable Common Stock ("Old Class B Redeemable Common Stock") are to be converted into 6,772 shares of Class B Common Stock; (iii) all Class A Common Stock is to be exchanged for shares of Class B Common Stock; and (iv) all options to purchase Class C Common Stock are to be exchanged for options to purchase Class A Common Stock. These consolidated financial statements reflect the pending recapitalization as described above with the exception of the conversion of Old Class B Redeemable Common Stock into Class B Common Stock.

Also on February 1, 1999, ELM elected to convert their subordinated debt note of $35,857 into 1,916 shares of Class B Common Stock. The unaudited pro forma information presented on the consolidated balance sheets reflects both the conversion of Old Class B Redeemable Common Stock into Class B Common Stock and the conversion of the ELM subordinated debt note into Class B Common Stock as if these conversions had occurred on September 30, 1998.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Hungnong Seed Co., Ltd

We have audited the accompanying consolidated balance sheet of Hungnong Seed Co., Ltd and its subsidiaries (collectively referred to as the "Company") as of December 31, 1997 and the related consolidated statements of operations, of stockholders' equity and of cash flows for the year then ended (all expressed in Korean Won). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1997, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1, the Company's functional currency is the South Korean Won, however, solely for the convenience of readers outside of South Korea, the consolidated financial statements have been translated into U.S. dollars. Our audits examined the translation of the South Korean Won amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1.

As described in Note 1, in July 1998, Seminis, Inc. acquired a controlling interest in the Company.

As described in Note 1, the consolidated statements of operations and of cash flows for the six month period ended June 30, 1998 are unaudited and are presented solely for comparative purposes.

                            SEONJIN ACCOUNTING CORPORATION

Seoul, South Korea
October 28, 1998

                             HUNGNONG SEED CO., LTD

                           CONSOLIDATED BALANCE SHEET

                                                              -----------------
                                                              DECEMBER 31, 1997
In thousands of U.S. Dollars, except per share data           -----------------
ASSETS:
Current assets
  Cash and cash equivalents.................................  $           2,144
  Marketable securities.....................................                422
  Accounts receivable, less allowance for doubtful accounts
     of $2,250..............................................             10,023
  Inventories...............................................             22,272
  Prepaid expenses and other current assets.................              1,951
                                                              -----------------
          Total current assets..............................             36,812
Property, plant and equipment, net..........................             19,488
Deferred income taxes.......................................              3,175
Other assets................................................              7,001
                                                              -----------------
          Total assets......................................  $          66,476
                                                              =================
LIABILITIES AND STOCKHOLDERS' DEFICIT:
Current liabilities
  Short-term borrowings (includes $6,700 due to related
     party).................................................  $          37,277
  Current maturities of long-term debt......................             11,839
  Accounts payable..........................................              3,833
  Accrued liabilities.......................................             22,486
                                                              -----------------
          Total current liabilities.........................             75,435
Long-term debt, net of current maturities...................             18,167
Minority interest in subsidiaries...........................                453
Net obligations of discontinued operations..................              5,395
                                                              -----------------
          Total liabilities.................................             99,450
                                                              -----------------
Commitments and contingencies (Note 8)
Stockholders' deficit
  Common stock, $6.34 par value; 2,000 shares authorized;
     1,000 shares issued and outstanding....................              6,340
  Accumulated deficit.......................................            (59,363)
  Unrealized loss on marketable securities..................             (1,294)
  Foreign currency translation..............................             21,343
                                                              -----------------
          Total stockholders' deficit.......................            (32,974)
                                                              -----------------
          Total liabilities and stockholders' deficit.......  $          66,476
                                                              =================

The accompanying notes are an integral part of these consolidated financial statements.

                             HUNGNONG SEED CO., LTD

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                              ----------------------------------------
                                                                      YEAR ENDED      SIX MONTHS ENDED
                                                               DECEMBER 31, 1997         JUNE 30, 1998
                                                               -----------------      ----------------
In thousands of U.S. Dollars                                                           (UNAUDITED)
Net sales...................................................            $ 58,126               $17,317
Cost of goods sold..........................................              26,531                 8,258
                                                                        --------              --------
          Gross profit......................................              31,595                 9,059
                                                                        --------              --------
Operating expenses
  Research and development expenses.........................               4,514                 1,326
  Selling, general and administrative expenses..............              23,406                 5,771
                                                                        --------              --------
          Total operating expenses..........................              27,920                 7,097
                                                                        --------              --------
Income from continuing operations...........................               3,675                 1,962
Other income (expense)
  Interest income...........................................               1,436                   341
  Interest expense..........................................             (13,749)               (6,540)
  Foreign currency gain (loss)..............................               1,340                  (433)
  Minority interest.........................................                (428)                 (116)
  Other, net................................................                (257)                 (519)
                                                                        --------              --------
                                                                         (11,658)               (7,267)
                                                                        --------              --------
Loss from continuing operations before income taxes.........              (7,983)               (5,305)
Income tax benefit..........................................                 282                 1,060
                                                                        --------              --------
Loss from continuing operations.............................              (7,701)               (4,245)
                                                                        --------              --------
Discontinued operations (Note 9):
  Loss from operations before income taxes..................             (10,698)               (2,016)
  Income tax benefit........................................                  --                    --
                                                                        --------              --------
     Loss from discontinued operations......................             (10,698)               (2,016)
                                                                        --------              --------
Net loss....................................................            $(18,399)             $ (6,261)
                                                                        --------              --------
                                                                        --------              --------

The accompanying notes are an integral part of these consolidated financial statements.

                             HUNGNONG SEED CO., LTD

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

                                                     ------------------------------------------------------------------------
                                                                                     UNREALIZED
                                                      COMMON STOCK                      LOSS ON       FOREIGN           TOTAL
                                                     ---------------   ACCUMULATED   MARKETABLE      CURRENCY   STOCKHOLDERS'
                                                     NUMBER   AMOUNT       DEFICIT   SECURITIES   TRANSLATION         DEFICIT
In thousands of U.S. Dollars, except per share data  ------   ------   -----------   ----------   -----------   -------------

Balance, December 31, 1996........................    1,000   $6,340      $(40,964)      $ (857)      $  (129)       $(35,610)
Net loss..........................................                         (18,399)                                   (18,399)
Unrealized loss on marketable securities..........                                         (783)                         (783)
Foreign currency translation......................                                          346        21,472          21,818
                                                      -----   ------      --------      -------      --------        --------
Balance, December 31, 1997........................    1,000   $6,340      $(59,363)     $(1,294)      $21,343        $(32,974)
                                                      -----   ------      --------      -------      --------        --------
                                                      -----   ------      --------      -------      --------        --------

The accompanying notes are an integral part of these consolidated financial statements.

                             HUNGNONG SEED CO., LTD

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              -------------------------------------
                                                                     YEAR ENDED    SIX MONTHS ENDED
                                                              DECEMBER 31, 1997       JUNE 30, 1998
                                                              -----------------    ----------------
                                                                                     (UNAUDITED)
In thousands of U.S. dollars
Cash flows from operating activities Net loss...............           $(18,399)            $(6,261)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Depreciation and amortization..........................              1,450                 419
     Deferred income tax benefit............................             (2,164)             (1,165)
     Net loss from discontinued operations..................             10,698               2,016
     Minority interest......................................                428                 116
     Other..................................................                701                 333
     Changes in assets and liabilities
       Accounts receivable..................................             (3,773)              3,240
       Inventories..........................................             (5,295)               (454)
       Prepaid expenses and other assets....................              1,307               1,013
       Accounts payable.....................................             (1,672)             (1,793)
       Accrued liabilities..................................              7,332              (9,320)
                                                                       --------            --------
          Net cash used in operating activities.............             (9,387)            (11,856)
                                                                       --------            --------
Cash flows from investing activities
  Purchases of fixed assets.................................             (2,199)               (633)
  Proceeds from disposition of assets.......................              1,727                 165
  Other assets..............................................               (216)              2,078
  Discontinued operations advances account..................             (3,217)             (4,429)
                                                                       --------            --------
          Net cash used in investing activities.............             (3,905)             (2,819)
                                                                       --------            --------
Cash flows from financing activities
  Proceeds from long-term debt..............................             18,280               8,797
  Repayments of long-term debt..............................             (8,655)               (212)
  Net short-term borrowings.................................                224               6,141
                                                                       --------            --------
          Net cash provided by financing activities.........              9,849              14,726
                                                                       --------            --------
Effect of exchange rate changes on cash.....................             (1,879)                 49
                                                                       --------            --------
(Decrease) increase in cash and cash equivalents............             (5,322)                100
Cash and cash equivalents, beginning of period..............              7,466               2,144
                                                                       --------            --------
Cash and cash equivalents, end of period....................            $ 2,144             $ 2,244
                                                                       --------            --------
                                                                       --------            --------

The accompanying notes are an integral part of these consolidated financial statements.

                             HUNGNONG SEED CO., LTD

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         (IN THOUSANDS OF U.S. DOLLARS)

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Change in Ownership

Hungnong Seed Co., Ltd ("Hungnong") is a South Korean-based vegetable seed company. As of December 31, 1997, the shares of Hungnong were primarily held by certain members of a Korean family (the "Korean Family"). In July 1998, Seminis, Inc., an Illinois Corporation hereinafter referred to as Seminis, purchased 70% of the outstanding shares of Hungnong from the Korean Family (the "Seminis Acquisition"). See Note 10 for further discussion of the Seminis Acquisition.

Principles of Consolidation and Basis of Presentation

The Company's consolidated financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of Hungnong Seed Co., Ltd and its majority controlled and owned subsidiaries ("the Company"). All material intercompany transactions and balances have been eliminated in consolidation. See Note 9 for discussion of the Company's discontinued operations.

The Company's functional currency is the South Korean Won and the Company's monetary accounts are predominately denominated in South Korean Won. The consolidated financial statements have been translated into U.S. dollar amounts in accordance with the provisions of Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation."

To enhance the comparability of the financial information, consolidated statements of operations and of cash flows for the six months ended June 30, 1998, which are unaudited, are presented with those for the year ended December 31, 1997.

The preparation of financial statements in conformity with generally accepted accounting principles in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal year, including customer returns and allowances. Actual results could differ from those estimates.

Revenue Recognition

Product sales are recognized upon shipment of goods and are reduced by management's estimates for the effect of discounts and allowances. Customer payments received in advance of shipment are recorded as advances from customers.

Cash and Cash Equivalents

The Company classifies as cash equivalents all highly liquid investments purchased with an original maturity of three months or less. The Company invests its excess cash in deposits with financial institutions. Such investments are considered cash equivalents for purposes of reporting cash flows and bear minimal risk.

Marketable Securities

The Company considers its investment portfolio available-for-sale as defined in Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and accordingly, these investments are recorded at fair value. Adjustments for changes in unrealized appreciation or depreciation are recorded as Unrealized Loss on Marketable Securities in the Statement of Stockholders' Deficit.

Accounts Receivable

Accounts receivable are recorded net of reserves for bad debts, discounts and allowances. Determination of reserves are based on historical experience and anticipated market conditions and are adjusted by management as deemed necessary. The Company performs ongoing credit evaluations of its customers' financial condition and does not require collateral. The Company's diversified customer base limits the amount of credit exposure to any one customer.

                             HUNGNONG SEED CO., LTD

                         (IN THOUSANDS OF U.S. DOLLARS)

Inventories

Inventories are stated at the lower of cost or estimated realizable value. Costs for inventories are determined using the average cost method and include the costs of materials, direct labor and the applicable share of overhead costs. Unharvested crop-growing costs are included as part of inventory cost and represent costs incurred to plan and maintain seed crops that will be harvested during the subsequent fiscal year. Inventories are periodically reviewed and reserves established for deteriorated, excess and obsolete items.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Provisions for depreciation of plant and equipment have been made using the straight-line and accelerated method for financial reporting and tax purposes. Estimated useful lives generally range from 8 to 40 years for buildings and improvements, from 5 to 18 years for machinery and equipment and from 3 to 20 years for office furniture and equipment.

Severance and Retirement Benefits

In accordance with South Korean law, employees who have been with the Company for more than one year are entitled to lump-sum payments based on current rates of pay and length of service when they leave the Company. The Company's liability as of December 31, 1997 for these benefits is included in accrued liabilities.

Research and Development and Other Costs

Research and development costs are charged to operations as incurred.

Supplementary Cash Flow Information

                                                              -------
                                                                 1997
                                                              -------
Cash paid for interest......................................  $13,947
Cash paid for income taxes..................................  $ 1,852

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash, accounts receivable, inventories and debt. These balances are carried in the financial statements at amounts that approximate fair value unless separately disclosed in the Notes to Consolidated Financial Statements.

Related Parties

Balances and transactions with related parties that are included in the consolidated financial statements are not material except for short-term borrowings from shareholders of $6,700 which accrues interest at 15% and was repaid in July 1998.

NOTE 2--INVENTORIES

Inventories as of December 31, 1997 are comprised of the following:

                                                              -------
Seed and unharvested crop-growing costs.....................  $20,747
Supplies....................................................    1,525
                                                              -------
          Total inventories.................................  $22,272
                                                              =======

                             HUNGNONG SEED CO., LTD

                         (IN THOUSANDS OF U.S. DOLLARS)

NOTE 3--PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31, 1997 includes the following:

                                                              -------
Land and improvements.......................................  $ 5,839
Building and improvements...................................   18,413
Machinery and equipment.....................................    3,693
                                                              -------
          Total cost........................................   27,945
          Accumulated depreciation..........................   (8,457)
               Net property, plant and equipment............  $19,488
                                                              =======

NOTE 4--OTHER ASSETS

Other assets as of December 31, 1997 consist of the following:

                                                              ------
Restricted cash and deposits................................  $2,371
Restricted deposit for payments of retirement benefits......   2,860
Long-term bank deposits.....................................   1,483
Other.......................................................     287
                                                              ------
                                                              $7,001
                                                              ======

Restricted cash and deposits consist primarily of cash advanced to financial institutions as per certain borrowing agreements. Restricted deposits for payment of retirement benefits consist primarily of advances to financial institutions to be used to settle Company severance obligations.

NOTE 5--ACCRUED LIABILITIES

Accrued liabilities as of December 31, 1997 consist of the following:

                                                              -------
Accrued severance and other.................................  $ 6,667
Advances from customers.....................................    7,296
Seedmen's errors and omissions liability....................    3,230
Other.......................................................    5,293
                                                              -------
                                                              $22,486
                                                              =======

NOTE 6--DEBT

Short-term borrowings as of December 31, 1997 consist primarily of borrowings from various South Korean financial institutions. Interest accrues at fixed interest rates ranging from 10% to 42%.

                             HUNGNONG SEED CO., LTD

                         (IN THOUSANDS OF U.S. DOLLARS)

Except for the non-South Korean Won borrowings of $1,798 below, long-term debt consist of South Korean Won borrowings which were translated to U.S. dollars using an exchange rate of 1,415 South Korean Won to 1 U.S. Dollar. Substantially all loans are secured by the Company's assets. Long-term debt as of December 31, 1997 consist of the following:

                                                              --------
9.0%-13.25% bank borrowings due 1998 through 2000...........  $  7,809
11.5% bank loan due in 1998.................................     5,654
5.0% South Korean government research loans due 1998 through
  2007......................................................     1,553
8.0%-8.8% non-South Korean Won borrowings due 2001 through
  2005......................................................     1,798
10.0%-13.0% subordinated debentures due 1998 through 2000...    13,192
                                                              --------
                                                                30,006
     Less current portion...................................   (11,839)
                                                              --------
                                                              $ 18,167
                                                              ========

For the year ended December 31, 1997 the Company incurred interest at a weighted-average rate of 14% per annum on its outstanding borrowings.

As of December 31, 1997, long-term debt matures as follows:

YEAR ENDED
DECEMBER 31:
------------
  1998......................................................  $11,839
  1999......................................................    8,995
  2000......................................................    6,271
  2001......................................................      596
  2002......................................................      591
Thereafter..................................................    1,714
                                                              -------
                                                              $30,006
                                                              =======

In July 1998, the Company significantly reduced its short-term borrowings and long-term debt through the issuance of common stock and borrowings from Seminis, Inc. in conjunction with the Seminis Acquisition. See Note 10 for further discussion on the Seminis Acquisition.

NOTE 7--INCOME TAXES

The benefit for income taxes consists of the following:

                                                              -------
                                                                 1997
                                                              -------
Current expense.............................................  $(1,840)
Deferred benefit............................................    2,122
                                                              -------
Income tax benefit..........................................  $   282
                                                              =======

                             HUNGNONG SEED CO., LTD

                         (IN THOUSANDS OF U.S. DOLLARS)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax accounts are as follows:

                                                              -------
                                                                 1997
                                                              -------
Deferred tax assets:
  Accounts receivable.......................................  $ 1,981
  Accrued liabilities.......................................    1,758
  Research and development costs............................      580
  Fixed assets..............................................    1,246
  Other, net................................................        4
                                                              -------
          Deferred tax assets...............................    5,569
Deferred tax asset valuation allowance......................   (2,394)
          Net deferred tax asset............................  $ 3,175
                                                              =======

Management believes net deferred tax assets will be realized through future taxable earnings or alternative tax strategies.

As of December 31, 1997, the Company's Chinese subsidiary had unremitted earnings of $1,253. The Company has not made a South Korean tax provision on these unremitted earnings as such undistributed earnings are expected to be reinvested indefinitely in China.

A reconciliation of the income tax benefit at the statutory income tax rate and the recorded income tax benefit for the year ended December 31, 1997 is as follows:

                                                              ------
                                                                1997
                                                              ------
Income tax benefit at South Korean statutory rate...........  $2,327
Unrealizable deferred tax assets............................  (1,824)
Foreign tax rate differential...............................    (199)
Other, net..................................................     (22)
                                                              ------
                                                              $  282
                                                              ======

NOTE 8--COMMITMENTS AND CONTINGENT LIABILITIES

Leases
The Company leases land, buildings, machinery and equipment under operating leases. Rental expenses aggregated approximately $633 for the year ended December 31, 1997.

Minimum annual lease commitments under existing non-cancelable operating leases as of December 31, 1997 are as follows:

YEAR ENDED
DECEMBER 31:
------------
  1998......................................................  $375
  1999......................................................   309
  2000......................................................   156
  2001......................................................     6
                                                              ----
                                                              $846
                                                              ====

                             HUNGNONG SEED CO., LTD

                         (IN THOUSANDS OF U.S. DOLLARS)

Contingencies

The Company has been named as a defendant in various lawsuits arising out of alleged seedmen's errors and omissions. An accrual related to such claims has been recorded in the financial statements based on management's estimate of the ultimate resolution of these matters.

NOTE 9--DISCONTINUED OPERATIONS

As part of its strategy and plan of acquisition of the Company, in July 1998, Seminis discontinued the Company's non-vegetable seed operations. The non-seed operations primarily include Handock Electronics, a South Korean based automotive parts supplier and Hungnong Industrial, a South Korean based agricultural equipment manufacturer. The non-vegetable seed operations are accounted for as discontinued operations, and accordingly, their operations are segregated in the accompanying Consolidated Statement of Operations. The accompanying Consolidated Balance Sheet has also been restated to separately reflect the net obligations of discontinued operations.

Net sales of discontinued operations were approximately $19,742 and $5,145 for the year ended December 31, 1997 and six months ended June 30, 1998 (unaudited), respectively. Seminis plans to wind down operations by June 1999.

NOTE 10--SUBSEQUENT EVENT

Seminis Acquisition
In July 1998, Seminis acquired 70% of the shares of the Company through the purchase of 1,428,000 newly issued shares of the Company (for cash in the amount of $82,537) and 271,585 previously issued shares from the Korean Family. Below is the Hungnong share ownership prior to and after the Seminis Acquisition.

                                                              ---------------------------------------
                                                                          SHARES HELD BY
                                                              ---------------------------------------
                                                              KOREAN FAMILY     SEMINIS       TOTAL
                                                              -------------    ---------    ---------
As of June 30, 1998.........................................    1,000,000             --    1,000,000
Company issued shares in July 1998..........................           --      1,428,000    1,428,000
Seminis July 1998 purchase shares from Korean Family........     (271,585)       271,585           --
                                                                ---------      ---------    ---------
As of July 31, 1998.........................................      728,415      1,699,585    2,428,000
                                                                =========      =========    =========

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED SEPTEMBER 30, 1998

                                                ---------------------------------------------------------
                                                        HISTORICAL            ADJUSTMENTS     PRO FORMA
                                                ---------------------------     FOR THE        FOR THE
                                                 SEMINIS(1)     HUNGNONG(2)   ACQUISITION    ACQUISITIONS
                                                -------------   -----------   -----------    ------------
In thousands, except per share data
Net sales.....................................       $428,423      $ 27,564            --        $455,987
Cost of goods sold............................        162,806        15,028            --         177,834
                                                -------------   -----------   -----------    ------------
          Gross profit........................        265,617        12,536            --         278,153
                                                -------------   -----------   -----------    ------------
Operating expenses
  Research and development expenses...........         49,416         2,284            --          51,700
  Selling, general and administrative
     expenses.................................        158,588        10,740            --         169,328
  Management fees paid to ELM.................          8,465            --            --           8,465
  Amortization of intangible assets...........         14,457            --         7,528(3)       21,985
                                                -------------   -----------   -----------    ------------
          Total operating expenses............        230,926        13,024         7,528         251,478
                                                -------------   -----------   -----------    ------------
Income (loss) from operations.................         34,691          (488)       (7,528)         26,675
Other income (expense)
  Interest income.............................          1,952           646         2,689(4)        5,287
  Interest expense............................        (29,034)       (9,459)        3,871(5)      (34,622)
  Foreign currency loss.......................          3,205          (148)           --           3,057
  Minority interest...........................           (219)         (207)        2,942(6)        2,516
  Other, net..................................           (397)         (574)           --            (971)
                                                -------------   -----------   -----------    ------------
                                                      (24,493)       (9,742)        9,502         (24,733)
                                                -------------   -----------   -----------    ------------
Income from continuing operations before
  income taxes................................         10,198       (10,230)        1,974           1,942
Income tax benefit (expense)..................         (3,436)        1,120          (918)(7)       (3,234)
                                                -------------   -----------   -----------    ------------
Income (loss) from continuing operations......       $  6,762      $ (9,110)      $ 1,056         $(1,292)
                                                =============   ===========   ===========    ============
Income (loss) from continuing operations
  available for common stockholders...........      $(133,367)      $(9,110)       $1,056       $(141,421)
                                                =============   ===========   ===========    ============
Income (loss) from continuing operations
  available for common stockholders per common
  share.......................................         $(4.23)           --            --          $(4.05)
                                                =============   ===========   ===========    ============
Weighted average common shares outstanding....         31,536            --            --          34,912
                                                =============   ===========   ===========    ============

---------------
(1) Includes results of operations of Hungnong from July 1, 1998.
(2) Reflects operations of Hungnong for the period from October 1, 1997 through June 30, 1998.
(3) To reflect nine months of amortization of Hungnong purchase accounting adjustments.
(4) To reflect interest income from the note receivable from Young Il Chemical Company for the period October 1, 1997 through June 30, 1998.
(5) To reflect net elimination of interest expense based on Seminis assumed capitalization of Hungnong at October 1, 1997. Also includes assumed reduction in interest expense related to ELM subordinated debt due to assumed conversion of debt to Class B common shares effective October 1, 1997.
(6) To reflect assumed minority interest benefit based on 30% minority interest in Hungnong loss for nine months ended June 30, 1998 including applicable pro forma adjustments.
(7) To reflect income tax effect of pro forma adjustments.

                               GLOSSARY OF TERMS

AGRONOMIC--(1) a description of crop characteristics related to yield, disease, insect resistance, virus resistance and tolerance to adverse environmental conditions or (2) related to cereal or oilseed crops.

ARABLE--well-suited for the growing of crops.

GENES--a part of DNA or RNA that contains information needed to make a particular protein (e.g. an enzyme) or control or influence an inherited physical trait or activity (e.g. eye color).

GENOMICS--an understanding of the structure and function of the genetic make-up of plants.

GERMPLASM--the genetic resources used for crop improvements (e.g. plants, seeds, pollen, DNA).

HYBRID--seeds produced using genetically different parents.

INPUT COSTS--grower costs of production (e.g. fertilizer, crop protection chemicals).

INPUT TRAITS--genetic traits or characteristics that reduce or eliminate certain input costs or make crop plants resistant to pests or disease.

OPEN-POLLINATED--seeds produced using a single parent.

OUTPUT TRAITS--genetic traits or characteristics that enhance crop yield, color, texture, flavor and ready-to-eat convenience.

PHENOTYPICALLY--a visible or detectable characteristic of a plant.

PHYTOSANITARY--plant material that is free of disease.

PLANT BREEDING--the cross-fertilization of two like plants and selection of desired offspring.

PLANT PATHOLOGY--the study of plant diseases.

TRANSWITCH TECHNOLOGY--complementary, recombinant DNA that prevents gene function.

                              [INSIDE BACK COVER]

                       [PICTURE OF FRUITS AND VEGETABLES]

                                  [BACK COVER]

                                     [LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following is an itemization of all estimated expenses incurred or expected to be incurred by the Registrant in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions.

ITEM                                                          AMOUNT
----                                                          -------
SEC Registration Fee                                          $69,500
                                                              -------
NASD Fee                                                       25,500
                                                              -------
New York Stock Exchange Filing Fee                                  *
New York Stock Exchange Listing Fee                                 *
Blue Sky Fees and Expenses                                          *
Printing and Engraving Costs                                        *
Transfer Agent Fees                                                 *
Legal Fees and Expenses                                             *
Accounting Fees and Expenses                                        *
Miscellaneous Costs                                                 *
                                                              -------
          Total                                               $     *
                                                              =======

All amounts are estimated except for the SEC Registration Fee and the NASD fee.
---------------

* To be completed by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Seminis is incorporated under the laws of the State of Delaware. Section 145 ("Section 145") of the General Corporation Law of the State of Delaware (the "DGCL") provides that a Delaware corporation may indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person's conduct was illegal. A Delaware corporation may indemnify any person who was, is, or is threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the corporation's best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify the person against the expenses which such officer or director has actually and reasonably incurred.

Seminis' Certificate of Incorporation limits the personal liability of directors and officers of Seminis for breaches of fiduciary duty to Seminis or its stockholder, except in certain circumstances including (1) breach of the duty of loyalty to Seminis or its stockholders, (2) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (3) any transaction from which the director derived an improper personal benefit or (4) under Section 174 of the DGCL, which relates to unlawful payments of dividends or unlawful stock or redemptions.

The By-Laws of Seminis provide that Seminis shall indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of Seminis or is or was serving, at the request of Seminis, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise to the fullest extent allowed by the DGCL. This right shall include the right to be paid by Seminis the expenses (including attorney's fees), in defending any such proceeding in advance of its final disposition. However, if the DGCL so requires, the advancement of such expenses will only be made upon the delivery to Seminis of an undertaking by or on behalf of such person to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such person is not entitled to be indemnified for such expenses by Seminis.

In addition, the By-Laws provide that Seminis may maintain insurance to protect itself and any director, officer, employee or agent of Seminis against any expense, liability or loss, whether or not Seminis would have the power to indemnify a person against any expense, liability or loss under the DGCL. The By-Laws further provide that Seminis may, to the extent permitted by the board of directors, grant rights to indemnification, and rights to advancement to expenses, to any employee or agent of Seminis.

Seminis has obtained insurance through ELM for the benefit of Seminis' officers and directors insuring such persons against certain liabilities, including liabilities under the securities laws.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

The following provides information as to securities of the Registrant sold by the Registrant with in the past 36 months which were not registered under the Securities Act.

Between June 1, 1998 and December 31, 1998, Seminis Illinois granted 267,181 options to purchase shares of Old Class C common stock at an exercise price of $18.71 per share to certain officers and employees pursuant to the Seminis, Inc. 1998 Stock Option Plan. As of the date of this prospectus none of the granted options have been exercised.

On July 14, 1998, Seminis sold 7,368,424 shares of Old Class A common stock to ELM and Asesorias Administrativas Moderna, S.A. de C.V., an affiliate of ELM, for an aggregate purchase price of $138,200,000. The shares in such transaction were sold in reliance on the exemptions from registration provided by Section 3(a)(11) of the Securities Act of 1933.

On December 1, 1998, Seminis issued and sold 1,000 shares of Old Class C Preferred Stock to ELM for an aggregate purchase price of $10 million. The shares in such transaction were sold in reliance on exemptions from registration provided by Section 3(a)(11) of the Securities Act of 1933.

In                1999, Seminis issued and sold 100 shares of common stock to
Seminis Illinois for an aggregate purchase price of $1 in connection with Seminis Illinois' formation of Seminis for purposes of the reincorporation in Delaware.

On             , 1999, Seminis Illinois was reincorporated as a Delaware
corporation through the merger of Seminis Illinois with and into Seminis. Pursuant to the terms of the merger, each share of Old Class A Common Stock of Seminis Illinois was automatically converted into one share of Class B Common Stock of Seminis and each share of Old Class B Mandatorily Redeemable Common Stock of Seminis Illinois was automatically converted into one share of Class B Common Stock of Seminis. Each share of Old Class A Mandatorily Redeemable preferred stock of Seminis Illinois was automatically converted into one share of Seminis' Class A Mandatorily Redeemable Preferred Stock. Upon consummation of the offering, each share of Seminis' issued and outstanding Class A Mandatorily Redeemable Preferred Stock will automatically convert into one share of Seminis' Class B Mandatorily Redeemable Preferred Stock. Also pursuant to the reincorporation merger, each option to purchase one share of Old Class C Common Stock of Seminis Illinois was automatically converted and changed into an option to purchase one share of Class A Common Stock of Seminis.

On July 14, 1998, ELM loaned $35,857,000 to Seminis in exchange for a subordinated convertible note. The principal amount of this note, plus accrued and unpaid interest, was convertible into shares of Class A Common Stock at the option of ELM. ELM converted the note into 1,916,462 shares of Class A Common Stock on February 1, 1999.

In December, 1998 ELM made an equity investment in Seminis of $10 million in exchange for 1,000 shares of Class C Preferred Stock.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits.

NUMBER                          DESCRIPTION
------                          -----------
   *1   Form of Underwriting Agreement
   +2   Merger Agreement by and between Seminis, Inc., an Illinois corporation and Seminis, Inc., a Delaware corporation
   +3.1 Certificate of Incorporation
   +3.2 Certificate of Designations of Class A Mandatorily
        Redeemable Preferred Stock and Class B Mandatorily
        Redeemable Preferred Stock of Seminis, Inc.
   +3.3 Certificate of Designations of Class C Redeemable Preferred
        Stock of Seminis, Inc.
   +3.4 By-Laws
   *4.1 Form of Class A Common Stock Certificate
    4.2 Registration Rights Agreement by and among Seminis, Inc. and certain shareholders of Seminis, dated October 1, 1995
   *5   Opinion of Milbank, Tweed, Hadley & McCloy LLP
   10.1 Seminis, Inc. 1998 Stock Option Plan
   10.2 Form of Amended and Restated Seminis, Inc. 1998 Stock Option
        Plan
   10.3 Share Subscription Agreement by and between Seminis, Inc.
        and Hungnong Seed Co., Ltd., dated June 12, 1998
  *10.4 New Credit Facility
  *10.5 Form of Letter Agreement between Empresas La Moderna, S.A.
        de C.V. and Seminis, dated as of              , 1999
   21   Subsidiaries of Registrant
   23.1 Consent of PricewaterhouseCoopers LLP
  *23.2 Consent of Milbank, Tweed, Hadley & McCloy LLP (included in its opinion filed as Exhibit 5 hereto)
   23.3 Consent of Seonjin Accounting Corporation
   24   Power of Attorney (included on signature pages hereto)

---------------

* To be filed by amendment.

+ To be filed by amendment in connection with the formation of Seminis, Inc., the new Delaware corporation.

(b) Financial Statement Schedules.

None.

All other schedules have been omitted as they are inapplicable, or the other information is included in the financial statements.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes to provide the underwriters at the Closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel that matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on February 10, 1999.

                                          SEMINIS, INC.

                                          By:  /s/ ALEJANDRO RODRIGUEZ GRAUE
                                            ------------------------------------
                                              Name: Alejandro Rodriguez Graue
                                              Title:  President

                               POWER OF ATTORNEY

KNOW ALL MEN AND WOMEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Alfonso Romo Garza and Alejandro Rodriguez Graue and each or any of them, as his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments or post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto, which amendments may make such changes in this Registration Statement as such agent deems appropriate, and to file any new registration statement (and any post-effective amendment thereto) which registers additional securities of the same Class A common stock and for the same offering as this Registration Statement in accordance with Rule 462(b) under the Securities Act (each, a "462(b) Registration Statement"), and the Registrant and each such person hereby appoints each such Agent as attorney-in-fact to execute in the name and on behalf of the Registrant and each such person, individually and in each capacity stated below, any such amendments to this registration statement and any such 462(b) Registration Statements, and other documents in connection therewith, with the Commission.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                     SIGNATURE                                  TITLE                      DATE
                     ---------                                  -----                      ----
              /s/ ALFONSO ROMO GARZA                 Chairman of the Board           February 10, 1999
---------------------------------------------------
                Alfonso Romo Garza

          /s/ FRANCISCO GONZALES SEBASTIA            Director                        February 10, 1999
---------------------------------------------------
            Francisco Gonzales Sebastia

           /s/ ALEJANDRO RODRIGUEZ GRAUE             Director and President          February 10, 1999
---------------------------------------------------    (Principal Executive
             Alejandro Rodriguez Graue                 Officer)

           /s/ BERNARDO JIMENEZ BARRERA              Director                        February 10, 1999
---------------------------------------------------
             Bernardo Jimenez Barrera

                 /s/ G. CARL BALL                    Director                        February 10, 1999
---------------------------------------------------
                   G. Carl Ball

             /s/ GEORGE CARL BALL, JR.               Director                        February 10, 1999
---------------------------------------------------
               George Carl Ball, Jr.

                     SIGNATURE                                  TITLE                      DATE
                     ---------                                  -----                      ----
                  /s/ PETER DAVIS                    Director                        February 10, 1999
---------------------------------------------------
                    Peter Davis

                 /s/ FRANK J. PIPP                   Director                        February 10, 1999
---------------------------------------------------
                   Frank J. Pipp

               /s/ DR. ELI SCHLIFER                  Director                        February 10, 1999
---------------------------------------------------
                 Dr. Eli Schlifer

           /s/ EUGENIO NAJERA SOLORZANO              Director                        February 10, 1999
---------------------------------------------------
             Eugenio Najera Solorzano

            /s/ CHRISTOPHER J. STEFFEN               Director                        February 10, 1999
---------------------------------------------------
              Christopher J. Steffen

                /s/ JAMES M. LARKIN                  Chief Financial Officer         February 10, 1999
---------------------------------------------------    (Principal Financial
                  James M. Larkin                      Officer)

                /s/ MICHAEL PIGOTT                   Controller                      February 10, 1999
---------------------------------------------------    (Principal Accounting
                  Michael Pigott                       Officer)

                                 EXHIBIT INDEX

NUMBER                           DESCRIPTION
------                           -----------
   *1    Form of Underwriting Agreement
   +2    Merger Agreement by and between Seminis, Inc., an Illinois corporation and Seminis, Inc., a Delaware corporation
   +3.1  Certificate of Incorporation
   +3.2  Certificate of Designations of Class A Mandatorily
         Redeemable Preferred Stock and Class B Mandatorily
         Redeemable Preferred Stock of Seminis, Inc.
   +3.3  Certificate of Designations of Class C Redeemable Preferred
         Stock of Seminis, Inc.
   +3.4  By-Laws
   *4.1  Form of Class A Common Stock Certificate
    4.2  Registration Rights Agreement by and among Seminis, Inc. and certain shareholders of Seminis, dated October 1, 1995
   *5    Opinion of Milbank, Tweed, Hadley & McCloy LLP
   10.1  Seminis, Inc. 1998 Stock Option Plan
   10.2  Amended and Restated Seminis, Inc. 1998 Stock Option Plan
   10.3  Share Subscription Agreement by and between Seminis, Inc.
         and Hungnong Seed Co., Ltd., dated June 12, 1998
  *10.4  New Credit Facility
  *10.5  Form of Letter Agreement between Empresas La Moderna, S.A.
         de C.V. and Seminis, dated as of             , 1999
   21    Subsidiaries of Registrant
   23.1  Consent of PricewaterhouseCoopers LLP
  *23.2  Consent of Milbank, Tweed, Hadley & McCloy LLP (included in its opinion filed as Exhibit 5 hereto)
   23.3  Consent of Seonjin Accounting Corporation
   24    Power of Attorney (included on signature pages hereto)

---------------

* To be filed by amendment.

+ To be filed by amendment in connection with the formation of Seminis, Inc., the new Delaware corporation.